As filed with the Securities and Exchange Commission on October 31, 2019

Registration No. 333-234130

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fangdd Network Group Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18/F, Unit B2, Kexing Science Park,

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen, 518057

People’s Republic of China

+86-755-2699-8968

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+ 1 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Will H. Cai, Esq. Charlie Kim, Esq. Henry Yin, Esq. Cooley LLP c/o Suite 1808, China World Office 2 No.1, Jian Guo Men Wai Avenue Beijing, 100004, China +86 10 8540-0600	Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37/F, Hysan Place, 500 Hennessey Road Causeway Bay, Hong Kong +852 2521-4122

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)(3)	Proposed Maximum Offering Price per Share(3)	Proposed maximum aggregate offering price(1)(3)	Amount of registration fee(4)
Class A ordinary shares, par value $0.0000001 per share(1)(2)	201,250,000	US$0.60	US$120,750,000	US$15,674

(1)

Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(2)

American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-234295). Each American depositary share represents 25 Class A ordinary shares.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated October 31, 2019

7,000,000 American Depositary Shares

Fangdd Network Group Ltd.

Representing 175,000,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Fangdd Network Group Ltd.

We are offering 7,000,000 ADSs in this offering. Each ADS represents 25 Class A ordinary shares, par value US$0.0000001 per share. We anticipate the initial public offering price per ADS will be between US$13.00 and US$15.00.

Prior to this offering, there has been no public market for the ADSs or our shares. We have applied to list the ADSs on the Nasdaq Global Market, or Nasdaq, under the symbol “DUO.”

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Our three co-founders, including Yi Duan, our chairman of the board of directors and chief executive officer, Xi Zeng, our director and chief operating officer and Jiancheng Li, our director and chief technology officer, who have agreed to vote in concert, will beneficially own all of our then issued and outstanding Class B ordinary shares and will be able to exercise 83.6% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering assuming the underwriters do not exercise their over-allotment option, or 83.3% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering if the underwriters exercise their over-allotment option in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our three co-founders and their respective affiliates, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risk. See “Risk Factors” on page 17 to read about factors you should consider before buying the ADSs.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per ADS	US$	US$	US$
Total	US$	US$	US$

We have granted the underwriters the right to purchase up to an aggregate of 1,050,000 additional ADSs at the initial public offering price less the underwriting discounts and commissions.

FANGDD DECENT INTERNATIONAL LTD., one of our principal shareholders, has indicated interests in purchasing an aggregate of up to US$20 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to this shareholder. See “Underwriting” for more information.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2019.

MORGAN STANLEY	CITIGROUP	UBS	CICC	AMTD

                    , 2019

房多多 FangDD.com

MISSION

NET INCOME

FY 2018[2]
RMB104.0MM

1H 2019[3]
RMB100.3MM

REGISTERED AGENTS [4]

1,070,747

ACTIVE AGENTS [6]

317,342

CLOSED-LOOP GMV [6]

FY 2018
RMB113.7Bn

1H 2019
RMB91.3Bn

REVENUE

FY 2018
RMB2.3Bn

1H 2019
RMB1.6Bn

China's Largest Online Real Estate Marketplace [1]

Notes

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any related free writing prospectus outside the United States.

i

Persons outside the United States who come into possession of this prospectus or any related free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any related free writing prospectus outside the United States.

Until                     , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy the ADSs. This prospectus contains information from a commissioned report by Frost & Sullivan, an independent market research firm, that provides information on the industry we operate in and our market position in China.

Our Mission

Our mission is to make it easy for real estate agents to do business and empower them to achieve their dreams. We design products and services to help the agents on our platform grow and succeed.

Through innovative use of mobile internet, cloud and big data, we are a pioneer of the property technology industry, or PropTech industry, in China. We have fundamentally revolutionized the way real estate agents conduct business through our products and solutions that help to connect them with essential business resources, including customers, property listings, capital and transaction data. We empower agents to easily conduct business online, improve productivity and broaden the scope of their services.

Our Solutions

Two of our co-founders, our chief executive officer and chief operating officer, started their careers as real estate agents in China decades ago. They witnessed inefficiencies in real estate transactions first-hand and as a result, felt the need to improve the transaction experience. Real estate transactions, unlike other types of consumer purchases, are significant decisions for both buyer and seller and often involve complex transaction processes. Agents are more experienced at navigating these processes and with the appropriate support and resources, uniquely qualified to help consumers with their decisions. Our third co-founder, who is also our chief technology officer, has decade-long experience in internet and technology. Together, our three co-founders established our company in 2011 to improve the way agents run their business through technology.

We are a leading PropTech company in China, operating China’s largest online real estate marketplace as measured by the number of registered agents in our marketplace as of December 31, 2018, according to Frost & Sullivan. Of the approximately 2.0 million real estate agents in China, more than 911,000 were on our platform as of December 31, 2018, representing a penetration rate of over 45%.

To address the challenges faced by agents and to make real estate transactions easy, we have built, from the ground up, a suite of modular products and services powered by technology that simplify traditionally cumbersome processes in real estate transactions and allow agents and agencies to effectively grow their businesses. We provide agents with a dashboard to manage their clients, listings and transactions history online with ease. We also connect agents with essential business resources through a smart matching system and provide them with both insights and direct access to business intelligence tools to analyze data and optimize the running and management of their businesses.

A critical element of our solutions is our property database. This database is one of the largest of its kind in China according to Frost & Sullivan. As of June 30, 2019, we had 131 million properties in our database, covering homes listed for sale or for rent as well as those not currently on the market and verified through a comprehensive internal process.

Our technology-empowered products and services are easy-to-use and intuitive. As agents improve the way they conduct business and manage their day-to-day operation through the use of our products and solutions, they become increasingly dependent on our tools and services to source and execute real estate transactions. This enables us to develop an agent-centric, open platform and build a marketplace where real estate agents complete transactions.

When agents open their online shops in our marketplace, we create unique profiles for them. Over time, we update and populate these profiles based on their history on our platform, performance and expertise. With these profiles, we are able to better understand the needs of these agents and tailor our products and services for them. For example, we match agents with the most suitable listings as well as buyers, sellers, landlords and renters. The relevance of our recommendations increases the likelihood of successful transactions on our platform.

We strive to be a one-stop shop for real estate agents and real estate transactions. In addition to facilitating transactions, we also provide access to providers of transaction-related services, such as third-party financial institutions. This has enabled our ecosystem to grow vibrantly and sustainably.

The following diagram illustrates our platform, its participants and how we operate it to enjoy significant network effects over time.

Five-Step Formula for Continued Growth

Our approach to helping agents do business can be broken up into five steps. This innovative model has helped drive our success to date, and we believe it will continue to drive both our own success as well as the development of the industry as a whole in the future.

First, we help agents move their traditionally offline businesses online. Through innovative use of technology and data, our marketplace allows third-party real estate agents to establish online shops, conduct their business and to complete transactions online using a comprehensive suite of technology-driven products and services. We also help connect these agents to other agents, buyers and sellers of properties, and other transaction-related service providers. As an independent marketplace, we do not hire our own agents and avoid conflicts of interest with the agents on our marketplace. Instead, we provide the tools necessary to facilitate transactions and encourage marketplace participants to actively engage with one another. As of June 30, 2019, our marketplace had approximately 1,071,000 registered agents.

Second, we empower agents to do more business in a better way through our technology-empowered products and solutions. In addition to providing the infrastructure to facilitate transactions and a forum for agents and other marketplace participants to engage with one another, we provide customized products and solutions that help agents enhance the efficiency of their overall operations and do more online. For example, we have built a unique agent ranking system that helps establish an agent’s credibility and brand, based on both actual performance and user ratings. Using this system, we are able to effectively match agents with the most relevant property listings, buyers, sellers and tenants based on each agent’s individual strengths, track record, and ratings. In 2018, we had 317,342 active agents on our marketplace.

Third, in addition to helping agents manage their businesses, we facilitate transactions directly on our platform. Our innovative business model has made “closed-loop transactions” possible — a term we use to describe a process whereby the major steps of a real estate transaction are facilitated through or completed in our marketplace. Not only do we provide agents with access to local and cross-regional and intra-city listings and buyers, but we also provide the services and tools required to complete transactions. As a result, as agents more effectively and actively engage in our marketplace, more transactions are facilitated through our marketplace. The closed-loop GMV completed on our platform increased by 53.9% from RMB73.9 billion in 2017 to RMB113.7 billion (US$16.6 billion) in 2018, and by 100.2% from RMB45.6 billion in the six months ended June 30, 2018 to RMB91.3 billion (US$13.3 billion) in the six months ended June 30, 2019.

Fourth, we monetize transactions and the relationship that we have with our agents. Through our marketplace and value-added services, we generate two types of revenue—commission-based revenue and revenue from various innovation initiatives and other value-added services, please see “Business—Our Revenue Sources.” As transaction volume increases, agents continue to use the products and services that we provide, move more of their business online, and increasingly rely on our tools and resources to complete transactions. As a result, we are able to more effectively monetize our relationship with the agents and the transactions facilitated or completed in our marketplace.

Fifth, we continue to improve and innovate our technology, products and services to improve the overall marketplace experience as well as broaden our revenue sources. As a result of the transactions that we facilitate and the data that we accumulate, we have a deep understanding of our marketplace participants and a holistic view of their needs. This allows us to continuously innovate, provide additional products and services including other transaction-related services and attract new marketplace participants.

Our Revenue Sources

Our main revenue sources are revenue from base commission from transactions and revenue from innovation initiatives and other value-added services.

Revenue from Base Commission from Transactions. We earn revenue from real estate sellers and buyers for commission-based transactions in our marketplace. We pay a large portion of our commission revenue as fees to agents. We generated commission-based GMV of RMB68.6 billion, RMB73.9 billion and RMB88.6 billion (US$12.9 billion) in our marketplace in 2016, 2017 and 2018, respectively. We generated commission-based GMV of RMB35.3 billion and RMB56.7 billion (US$8.3 billion) in the six months ended June 30, 2018 and 2019, respectively. In 2018, our typical commission rates before paying the agents for their services range from 2% to 4%. Our revenue from base commission from transactions increased by 15.9% from RMB1.4 billion in 2016 to RMB1.7 billion in 2017, and further by 23.1% to RMB2.0 billion (US$296.3 million) in 2018. Our revenue from base commission from transactions increased by 67.9% from RMB915.4 million in the six months ended June 30, 2018 to RMB1.5 billion (US$223.9 million) in the six months ended June 30, 2019.

Revenue from Innovation Initiatives and Other Value-Added Services. We derive revenue from innovation initiatives and other value-added services primarily provided in relation to transactions facilitated on our platform. Revenue in this category primarily includes sales incentive income, franchise income, financial services income, loans facilitation services income and revenue from other value-added services rendered to the registered agents and market participants. Our revenue from innovation initiatives and other value-added services increased by 194.1% from RMB49.8 million in 2016 to RMB146.5 million in 2017, and further by 69.4% to RMB248.1 million (US$36.1 million) in 2018. Our revenue from innovation initiatives and other value-added services decreased by 42.7% from RMB117.3 million in the six months ended June 30, 2018 to RMB67.2 million (US$9.8 million) in the six months ended June 30, 2019, as we adjusted our strategy in the six months ended June 30, 2019 to encourage agents to sell more properties at a faster pace, which would result in higher base commission rates, rather than encouraging them to sell the properties at higher prices, which would result in higher sales incentive income.

Leveraging our innovative business model, our immense and verified database and the enormous real estate market in China, we have scaled rapidly while reducing our operating expenses as a percentage of our total revenue. Our revenue increased by 21.9% from RMB1.5 billion in 2016 to RMB1.8 billion in 2017, and further by 26.9% to RMB2.3 billion (US$332.4 million) in 2018. Our revenue increased by 55.4% from RMB1.0 billion in the six months ended June 30, 2018 to RMB1.6 billion (US$233.7 million) in the six months ended June 30, 2019. As our potential for scalability continued to materialize, we had a net income of RMB0.6 million in 2017 and RMB104.0 million (US$15.2 million) in 2018, compared to a net loss of RMB332.1 million in 2016. We had a net income of RMB100.3 million (US$14.6 million) in the six months ended June 30, 2019, increased by 166.6% from RMB37.6 million in the six months ended June 30, 2018.

Market Opportunities

Property agents face significant challenges in China. The market in China is highly fragmented, with total number of agents in the top five property agencies only represented approximately 14% of total agents in 2017. Agents have difficulties in building brands in crowded local markets, connecting potential clients, and differentiating their qualifications and listings. Furthermore, listing information online is often inaccurate, making it difficult for real estate buyers to find reliable information or trustworthy real estate professionals. Limited and inefficient access to prospective real estate buyers and property resources has caused agents to operate at a very low efficiency level.

According to Frost & Sullivan, the residential property market in China is expected to continue to grow. The total market size including property transactions and related services is expected to reach RMB33.4 trillion in 2023, rising at a compound annual growth rate, or CAGR, of 9.2% from 2018. Over 38.0% of all primary and secondary residential property transactions in China were facilitated by real estate agents in 2018, and the percentage is expected to reach over 49.0% in 2023. The total value transacted through residential property agents in China was approximately RMB6.8 trillion in 2018 and is projected to approach RMB13.6 trillion by 2023, representing a CAGR of 15.1%. Overall commission revenue from residential properties transactions in China is expected to reach RMB343.6 billion in 2023, representing a CAGR of 22.6% from 2018.

Leveraging the significant growth of China’s internet and mobile users in recent years, online residential property agent service platforms are well positioned to solve the inefficiencies of traditional offline property agent services market. Online residential property agent services platform enables real estate buyers to acquire information of residential properties online and provides business opportunities and transaction tools to property agents. It spearheads a new form of agent service, merging the best of online and traditional property agent service model into an integrated online and offline transaction experience. Utilizing cloud, big data and AI technologies, online residential property agent services platform is in the midst of revolutionizing traditional property agent service market to support technology-powered transaction experience for both agents and real estate buyers. According to Frost & Sullivan, the current addressable market of online residential property agent services platform is estimated to be approximately RMB17.7 trillion (US$2.6 trillion) in 2018, which is derived from primary and secondary residential transactions, and is expected to continue to expand.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	largest technology-empowered online real estate marketplace in China with significant network effects;

•	independent real estate platform free of conflicts of interest;

•	extensive and verified online property database and listings;

•	innovative closed-loop online real estate transaction model;

•	powerful technology infrastructure and data insights; and

•	experienced and visionary team.

Our Strategies

We aim to maintain and strengthen our position as the largest online real estate marketplace in China. We intend to focus on the following key strategies in pursuit of our goal:

•	attract and retain more agents and improve their performance;

•	expand and deepen our property database and listings;

•	continue to attract property listings by empowering agents;

•	diversify and expand our value-added product and service offerings;

•	continue to innovate, upgrade our technology and enhance our database, as well as attract more property listings; and

•	attract, retain and motivate talent.

Our Challenges

Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including the following:

•	our ability to continue to attract new and retain existing real estate agents on our platform;

•	whether we can continue to offer and expand authentic, accurate and up-to-date property listings;

•	our successful development, deployment and marketing of new products and services;

•	our ability to increase the number of real estate buyers and other market participants using our website and mobile applications;

•	whether we can compete successfully with current and future competitors; and

•

fluctuations in the PRC real estate industry, its overall economic growth and government measures aimed at China’s real estate industry and our ability to adapt our business to fluctuations in the real estate market.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Recent Developments

Our closed-loop GMV increased by 97.8% from RMB72.0 billion in the nine months ended September 30, 2018 to RMB142.4 billion in the nine months ended September 30, 2019, while our closed-loop transactions increased from 60,028 in the nine months ended September 30, 2018 to 117,024 in the nine months ended September 30, 2019.

The following sets forth our preliminary unaudited selected financial data for the nine months ended September 30, 2019. The below summary of financial data is not a comprehensive statement of our financial results for the nine months ended September 30, 2019:

•

Revenue. We estimate that our revenue in the nine months ended September 30, 2019 was no less than RMB2.35 billion, representing an increase of approximately 46.9% from RMB1.6 billion in the nine months ended September 30, 2018, primarily due to the growth of our business.

•

Cost of Revenue and Operating Expenses. We estimate that our cost of revenue and operating expenses in the nine months ended September 30, 2019 were no less than RMB2.3 billion, representing an increase of approximately 48.9% from RMB1.5 billion in the nine months ended September 30, 2018, primarily due to the growth of our business.

Because we have not completed the financial closing process for the nine months ended September 30, 2019, our preliminary unaudited selected financial data set forth above is subject to change.

Our preliminary unaudited selected financial data for the nine months ended September 30, 2019 may not be indicative of our financial results for future interim periods or for the full year ending December 31, 2019. For example, we expect to record stock-based compensation expenses in an amount of approximately RMB494.2 million (US$72.0 million) upon the completion of this offering for certain options we granted under the 2018 Share Incentive Plan, or the 2018 Plan. All of these stock-based compensation expenses will be included in our cost of revenue and operating expenses because these awards were granted to directors, officers and employees as part of their compensation for their services to our company. In addition, we expect to record a deemed dividend in an amount of approximately RMB664.7 million (US$96.8 million) in the fourth quarter of 2019 on an option granted to our Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,804 Class A ordinary shares. Deemed dividend amount will not be included in our cost of revenue and operating expenses because the grant of the option is exchanged for a waiver of shareholder rights and will be recorded as a deemed dividend reconciling net income to net income available for ordinary shareholders. See “Risk Factors—Risks Related to Our Business and Industry—We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which will adversely affect our results of operations and you will incur immediate and substantial dilution.” As a result, we may not be profitable for the fourth quarter of 2019 or the full year ending December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors, including seasonality that may influence our results of operations, and for recent quarterly operating results.

Corporate History and Structure

We commenced operations in October 2011 through Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network, a company incorporated in China. Since its inception, Fangdd Network has focused on providing online real estate services.

In September 2013, we incorporated Fangdd Network Group Ltd., or Fangdd Cayman, in the Cayman Islands as our holding company. In October 2013, Fangdd Cayman established a wholly owned subsidiary, Fangdd International Holding Ltd, or Fangdd BVI, in the British Virgin Islands, which in turn established Fangdd Network Holding Limited, or Fangdd HK, a wholly owned subsidiary in Hong Kong in November 2013. In

March 2014, Shenzhen Fangdd Information Technology Co., Ltd., or Shenzhen Fangdd, was incorporated as a PRC subsidiary wholly owned by Fangdd HK.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Shenzhen Fangdd entered into a series of contractual arrangements, as amended and restated, with Fangdd Network and its shareholders, through which we obtained control over Fangdd Network and its subsidiaries. As a result, we are regarded as the primary beneficiary of Fangdd Network and its subsidiaries. We treat them as our consolidated affiliated entities under accounting principles generally accepted in the United States, or U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Shenzhen Fangdd as our WFOE, and to Fangdd Network as our VIE in this prospectus. For more details and risks related to our variable interest entity structure, please see “Corporate History and Structure—Contractual Agreements with our VIE and its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this prospectus, including our significant subsidiaries and other entities that are material to our business:

(1)

Shareholders of Fangdd Network are Yi Duan, Jiancheng Li, Xi Zeng, Wei Zhang, Li Zhou, Jingjing Huang, Jiaorong Pan, Wentao Bai and Ying Lu, holding 31.95%, 19.75%, 16.87%, 9.0%, 8.87%, 8.0%, 2.66%, 2.0% and 0.9%, respectively, of the equity interest in Fangdd Network. Yi Duan is our co-founder, chairman of board of directors and chief executive officer. Jiancheng Li is our co-founder, director and chief technology officer. Xi Zeng is our co-founder, director and chief operating officer. Li Zhou and Ying Lu are also employees of our Company.

(2)	As of the date of this prospectus, Fangdd Network had eight wholly-owned subsidiaries.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 18/F, Unit B2, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, 518057, People’s Republic of China. Our telephone number at this address is +86-755-2699-8968. Our registered office in the Cayman Islands is located at Maples Corporate Service Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.fangdd.com. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to this Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refer to the American depositary shares, each of which represents 25 of our Class A ordinary shares and “ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“active agents” refer to real estate agents who have visited our marketplace and used one or more of its functions within a period of time;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0000001 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0000001 per share;

•	“closed-loop agents” refer to real estate agents who have completed closed-loop transactions in our marketplace under our monitoring and control;

•	“closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period;

•	“closed-loop transactions” refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace;

•	“commission-based GMV” refers to the GMV of commission-based transactions facilitated in our marketplace during the specified period;

•

“commission-based transactions” refer to property transactions from which we derive base commission revenue, which are currently comprised of primary property transactions facilitated in our marketplace;

•	“Fangdd Network,” “our variable interest entity” or “our VIE” refers to Shenzhen Fangdd Network Technology Ltd., a company incorporated in the People’s Republic of China in 2011;

•

“GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the primary property and secondary property sales transactions and the total rent of the rental property transactions;

•

“ordinary shares” prior to the completion of this offering refer to our ordinary shares, par value US$0.0000001 per share, and upon and after the completion of this offering refer to our Class A ordinary shares and Class B ordinary shares;

•	“primary properties” refer to new residential properties, including new developments and ongoing projects from real estate developers;

•	“RMB” and “Renminbi” refers to the legal currency of China;

•	“secondary properties” refer to previously-owned residential properties for sale;

•	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

•

“we,” “us,” “our company” and “our” refer to Fangdd Cayman, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include its consolidated PRC affiliated entities.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8650 to US$1.00, the noon buying rate on June 28, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On October 25, 2019, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for RMB was RMB7.0647 to US$1.00.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$13.00 and US$15.00 per ADS.

ADSs offered by Us	7,000,000 ADSs (or 8,050,000 ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	7,000,000 ADSs (or 8,050,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering

1,215,817,703 Class A ordinary shares (or 1,242,067,703 Class A ordinary shares if the underwriters exercise their over-allotment option in full) and 619,938,058 Class B ordinary shares, excluding Class A ordinary shares issuable upon the exercise of options outstanding under our share incentive plan as of the date of this prospectus. Assuming that all of the awards outstanding under our 2018 Plan as of the date of this prospectus will be exercised and the underlying Class A ordinary shares will be issued immediately after this offering, the total ordinary shares outstanding immediately after this offering will be 1,496,170,085 Class A ordinary shares (or 1,522,420,085 Class A ordinary shares if the underwriters exercise their over-allotment option in full) and 619,938,058 Class B ordinary shares. As of the date of this prospectus, awards to purchase 52,165,500 Class A ordinary shares will become vested and exercisable upon the completion of this offering.

The ADSs	Each ADS represents 25 Class A ordinary shares, par value US$0.0000001 per share.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary for cancellation in exchange for the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue 175,000,000 Class A ordinary shares represented by the ADSs in this offering (or 26,250,000 Class A ordinary shares if the underwriters exercise their over-allotment option in full). Our ordinary shares include Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our three co-founders and their respective affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

All share-based compensation awards, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital” for more information.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,050,000 additional ADSs.

Use of proceeds

We estimate that we will receive net proceeds of approximately US$86.5 million from this offering, or approximately US$100.2 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$14.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to enhance our research and development capabilities, to invest in technology, and to invest in sales, marketing and branding, as well as for working capital and other general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies. Currently, we do not have any plans, commitments or understandings to acquire complementary businesses, assets and technologies. See “Use of Proceeds” for more information.

Lock-up

We, our directors who beneficially own our shares or share-based awards and executive officers, our current shareholders and certain of our option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we will not authorize or permit The Bank of New York Mellon, as depositary, to accept, subject to certain exception, any deposit of any Class A ordinary shares or issue any

ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Indication of Interests

FANGDD DECENT INTERNATIONAL LTD., one of our principal shareholders, has indicated interests in purchasing an aggregate of up to US$20 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to this shareholder. See “Underwriting” for more information.

Listing	We have applied to list the ADSs on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Nasdaq trading symbol	DUO

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2019, through the facilities of the Depositary Trust Company, or DTC.

Depositary	The Bank of New York Mellon

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of comprehensive income (loss) data for the years ended December 31, 2016, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and summary consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income (loss) data for the six months ended June 30, 2018 and 2019, summary consolidated balance sheet data as of June 30, 2019 and summary consolidated cash flow data for the six months ended June 30, 2018 and 2019 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our summary consolidated statements of comprehensive income (loss) data for the years ended December 31, 2016, 2017 and 2018 and the six months ended June 30, 2018 and 2019:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	Restated*	Restated*
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenue	1,475,758	1,798,521	2,282,216	332,442	1,032,604	1,604,238	233,684
Cost of revenue	(1,247,356)	(1,416,933)	(1,805,588)	(263,014)	(811,263)	(1,260,525)	(183,616)

Gross profit	228,402	381,588	476,628	69,428	221,341	343,713	50,068

Operating expenses:
Sales and marketing expenses	(98,327)	(38,461)	(59,099)	(8,609)	(19,821)	(27,465)	(4,001)
Product development expenses	(182,625)	(191,662)	(202,877)	(29,552)	(98,463)	(144,818)	(21,095)
General and administrative expenses	(311,303)	(156,329)	(145,277)	(21,162)	(85,091)	(99,774)	(14,534)

Total operating expenses	(592,255)	(386,452)	(407,253)	(59,323)	(203,375)	(272,057)	(39,630)

(Loss) Income from operations	(363,853)	(4,864)	69,375	10,105	17,966	71,656	10,438

Others income (expenses):
Interest income (expense), net	4,716	(13,034)	(1,118)	(163)	(2,550)	1,338	195
Foreign currency exchange gain (loss), net	1,070	(787)	684	100	173	26	4
Gain on short-term investments	12,076	3,255	5,512	803	4,682	2,122	309
Government grants	13,853	12,402	8,792	1,281	6,599	13,294	1,936
Other income, net	1,785	3,141	5,648	823	689	1,884	274
Share of (losses) profit from equity method investees, net of income tax	(596)	2,902	19,566	2,850	9,847	12,019	1,751

(Loss) income before income tax	(330,949)	3,015	108,459	15,799	37,406	102,339	14,907
Income tax expense	(1,117)	(2,366)	(4,433)	(646)	222	(2,032)	(297)

Net (loss) income	(332,066)	649	104,026	15,153	37,628	100,307	14,610
Accretion of Redeemable Convertible Preferred Shares	(204,355)	(228,468)	(248,186)	(36,152)	(116,232)	(114,081)	(16,618)

Net loss attributable to ordinary shareholders	(536,421)	(227,819)	(144,160)	(20,999)	(78,604)	(13,774)	(2,008)

Net (loss) income	(332,066)	649	104,026	15,153	37,628	100,307	14,610
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(230,892)	110,667	(119,487)	(17,405)	(42,084)	(3,096)	(451)

Total comprehensive (loss) income, net of income taxes	(562,958)	111,316	(15,461)	(2,252)	(4,456)	97,211	14,159

*

During the course of preparing the consolidated financial statements as of and for the year ended December 31, 2018, we restated previously issued 2016 and 2017 consolidated financial statements to correct the carrying amounts of the redeemable convertible preferred shares, the accretion of the changes in the redemption value and the related impact on the earnings (loss) per share calculations. More information is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Results of Operations” and Note 2(b) of our consolidated financial statements.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	Restated*	Restated*
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share or per share data)
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.57)	(0.24)	(0.15)	(0.02)	(0.08)	(0.01)
Weighted average number of ordinary shares outstanding used in computing net loss per share
Basic and diluted	945,712,030	945,712,030	945,712,030		945,712,030	945,712,030

The following table presents our summary consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and June 30, 2019:

	As of December 31,				As of June 30,
	2016	2017	2018		2019
	Restated*	Restated*
	RMB	RMB	RMB	US$	RMB	US$
Summary Consolidated Balance Sheets Data:	(in thousands)
Total current assets	1,750,204	2,715,874	2,429,293	353,867	2,821,061	410,934

Total assets	1,881,612	2,843,944	2,879,284	419,416	3,283,243	478,257

Total current liabilities	1,088,587	2,086,056	1,990,784	289,991	2,295,520	334,378

Total liabilities	1,090,057	2,090,508	2,003,430	291,833	2,308,124	336,214

Total mezzanine equity	2,278,046	2,357,079	2,743,144	399,584	2,859,279	416,502

Total deficit	(1,486,491)	(1,603,643)	(1,867,290)	(272,001)	(1,884,160)	(274,459)

*

During the course of preparing the consolidated financial statements as of and for the year ended December 31, 2018, we restated previously issued 2016 and 2017 consolidated financial statements to correct the carrying amounts of the redeemable convertible preferred shares, the accretion of the changes in the redemption value and the related impact on the earnings (loss) per share calculations. More information is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Results of Operations” and Note 2(b) of our consolidated financial statements.

The following table presents our summary consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 and the six months ended June 30, 2018 and 2019:

	For the Year Ended December 31,				For The Six Months Ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Summary Consolidated Cash Flow Data:	(in thousands)
Net cash (used in) provided by operating activities	(177,286)	(674,426)	129,478	18,858	142,189	39,885	5,809
Net cash (used in) provided by investing activities	(194,911)	212,127	(349,859)	(50,963)	(182,422)	27,270	3,972
Net cash (used in) provided by financing activities	(2,407)	663,100	(268,100)	(39,053)	(273,500)	(100,000)	(14,566)
Net (decrease) increase in cash, cash equivalents and restricted cash	(327,434)	160,781	(469,405)	(68,376)	(312,038)	(33,861)	(4,933)
Cash, cash equivalents and restricted cash at the beginning of the year/period	1,430,276	1,102,842	1,263,623	184,067	1,263,623	794,218	115,691
Cash, cash equivalents and restricted cash at the end of the year/period	1,102,842	1,263,623	794,218	115,691	951,585	760,357	110,758

The following table presents our key operating data for the periods or as of the dates indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016	2017	2018	2018	2019
Summary Operating Data:
Closed-loop GMV	RMB68.6 billion	RMB73.9 billion	RMB113.7 billion	RMB45.6 billion	RMB91.3 billion
Number of closed-loop transactions	61,567	76,890	91,558	35,977	73,133
Number of closed-loop agents	24,127	26,752	39,452	14,391	30,071
Number of active agents	172,573	227,927	317,342	179,245	262,107

	As of December 31,			As of June 30,
	2016	2017	2018	2019
Number of registered agents	516,152	687,736	911,101	1,070,747

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. In addition, our historical growth rates and profitability may not be indicative of our future growth and profitability.

We have a limited operating history, have experienced rapid growth in recent periods, and may not develop or continue to grow as expected. We had net income of RMB0.6 million and RMB104.0 million (US$15.2 million) in 2017 and 2018, respectively, compared to a net loss of RMB332.1 million in 2016. We had net income of RMB100.3 million (US$14.6 million) in the six months ended June 30, 2019, increased by 166.6% from RMB37.6 million in the six months ended June 30, 2018. Our recent growth and profitability have been primarily driven by the expansion of transaction volume in our marketplace and our innovation initiatives and other value-added service business. We may fail to continue our growth or maintain our historical growth rates or profitability. You should not consider our historical growth and profitability as indicative of our future financial performance.

You should consider our future operations in light of the challenges and uncertainties that we may encounter. These risks and challenges include our ability to, among other things:

•	increase the number of real estate agents registered in our marketplace, the number of agents who conduct closed-loop transactions in our marketplace and who subscribe to our products and services;

•	obtain timely, authentic and accurate property listing information and enhance our property database;

•	develop and deploy new products and services;

•	increase the number of real estate buyers and other market participants using our website and mobile applications;

•

successfully compete with other companies that are currently in, or may in the future enter, the business of providing residential real estate information and facilitating real estate transactions online and on mobile applications, as well as with companies that provide this information and services offline;

•	successfully manage our exclusive selling business;

•	manage the growth of our business;

•	control costs and expenses associated with our business, including agents’ commission, sales and marketing expenses and salaries and benefits;

•	navigate an uncertain and evolving regulatory environment and adjust our business to the changing real estate market condition;

•	work with third parties to expand into adjacent markets, such as rentals and home improvement; and

•	maintain our regional coverage and expand geographically.

If the demand for online residential real estate transaction services does not develop as we expect, or if we fail to continue to address the needs of real estate agents, real estate sellers, real estate buyers and other market participants or attract additional marketplace users, our business and financial conditions may be materially adversely affected.

Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry.

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry. Demand for private residential real estate in China has grown steadily in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political and other factors. The Chinese economy has shown slower growth since 2012 compared to the previous decade and this trend is likely to continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including China. Any severe or prolonged slowdown in China’s economy may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for collaborating with real estate agents and reduce their spending on such initiatives, which could potentially adversely affect our results of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate sales and marketing, our financial condition and results of operations may be materially and adversely affected.

The real estate industry in China is also subject to government regulations on primary and secondary property transactions, including measures that are intended to control real estate prices. In recent years, PRC governmental authorities have issued a number of restrictive rules on the real estate market. Following the request of the central government, Shenzhen, Shanghai and other major cities in China announced detailed regulations for the New Five Policies in March 2013 to further restrict local real estate markets. Although certain local governments loosened some of the restrictive measures in 2015 and early 2016 to moderately stimulate the real estate market, those local governments subsequently retightened certain policies and issued new restrictive policies from time to time in the period from 2016 through 2018. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. The general trend of tightening government regulation over real estate industry may result in lower growth rates in the real estate industry.

In recent years, PRC government authorities and certain cities also have issued a number of restrictive rules on the real estate agencies, requiring that real estate agencies shall check the ownership information of the property and the identification for the client before publication of the property information and the property information published shall be authentic, comprehensive and accurate.

The PRC government may continue to adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

We may fail to compete effectively with existing and new industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition in each of our primary business activities. At the national level, we compete primarily with other online real estate service providers in China, as well as with traditional real estate brokerage companies. In addition, we have faced, and may continue to face, competition from regional players. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate.

The business of providing online real estate services in China is becoming increasingly competitive. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures. According to Frost & Sullivan, the online residential property service market in China is relatively concentrated and there are over twenty online residential property agent service platforms. We are the largest online real estate marketplace in China in terms of the number of registered agents as of December 31, 2018, according to Frost & Sullivan. As our platform is transaction-oriented, our main competitors include Beike, which primarily focuses on providing real estate listings, transaction services and home renovation services. To a lesser extent, we also compete with traffic-oriented platforms, such as Fang.com and Anjuke.com, which primarily focus on attracting online traffic and providing listing and advertising services.

We also face competition from other companies that offer e-commerce, listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate services industry in China could make it difficult for us to retain existing agents and real estate buyers and attract new agents and real estate buyers, and could lead to a reduction in our revenues.

Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

If our marketplace is unable to offer comprehensive authentic, accurate and up-to-date property listings, our business, financial condition and results of operations could be materially and adversely affected.

One of the key reasons for real estate agents to come to our marketplace is our comprehensive and authenticated property listings. We believe having a large number of high-quality listings attracts agents, real estate sellers and real estate buyers to our marketplace and increases the volume of potential transactions. Although we have developed a comprehensive verification procedure to ensure the timeliness, reliability, authenticity and accuracy of listing information, we cannot assure you that all information listed in our marketplace are authentic, accurate and up to date. Despite our verification procedures, information posted by agents, real estate sellers and real estate buyers may not be accurate and up to date in all aspects. To the extent we are unable to continue to offer and expand the sources of listing information, or we fail to ensure the timeliness, authenticity and accuracy of our listings, our marketplace could become less attractive to users and transaction volumes may decrease. In such an event, our competitive position could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to retain and attract real estate professionals or fail to continue to develop and promote our marketplace, service offerings and features, and develop the technologies that cater to their needs, our business and operating results would be harmed.

As we generate a substantial portion of our revenues from sharing commission fees with real estate agents who complete transactions in our marketplace, our business relies heavily on the total number of registered agents. Our ability to attract and retain real estate professionals depends on a number of factors, including:

•	the size, accuracy and timeliness of our listings;

•	the number and quality of services that we provide to our agents;

•	the efficiency of our sales and marketing efforts;

•	the competition for real estate professionals from various online real estate agent service platforms;

•	the number of real estate buyers using our website and mobile applications; and

•	the strength of the real estate market.

If we fail to attract and retain the number of total agents in our marketplace, our revenue may not grow and our business as well as operating results could suffer materially.

We have invested, and will need to continue to dedicate, significant time, efforts and resources to advertising and market promotion initiatives. Historically, our sales and marketing expenses fluctuated from quarter to quarter based on our advertising and marketing plans and due to the seasonality we experienced. We may need to devote greater portion of our resources to continue to attract listings and strengthen our brand recognition, which may impact our profitability. We cannot guarantee that our marketing efforts will ultimately be successful, as it is affected by numerous factors, including our level of investment in, and the effectiveness of, our sales and marketing campaigns, our ability to provide consistent, high quality products and services, customer satisfaction with our products, as well as supports and services we provide, among others.

Our reliance on a limited number of property developers may materially and adversely affect us.

Our revenues from transactions rely heavily on our continued relationship with real estate developers. In the future, these property developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. If these property developers terminate or substantially reduce their business with us and we fail to engage with new property developers to provide us with new primary properties, our financial condition and results of operations may be materially and adversely affected.

In addition, a part of primary properties transacted through our platform are pre-sold prior to meeting delivery conditions. Under the current PRC laws and regulations, property developers must fulfill certain conditions before they can commence pre-sales of real estate properties. On September 21, 2018, the Guangdong Real Estate Association issued an “Emergency Notice on the Relevant Opinions on Providing the Pre-sale Permit for Commodity Houses” asking for opinions on the prohibition of residential property pre-sales. We cannot assure you that the relevant authorities in China will continue to allow pre-sales of properties or will refrain from imposing additional or more stringent requirements on property pre-sales. In the event that the relevant authorities prohibit pre-sales of properties or impose additional or more stringent requirements, our real estate developer partners may be required to suspend the sales of certain projects listed on our platform or encounter delays in providing us with additional primary listings, which could have an adverse effect on our business, results of operations, cash flow, and financial condition.

We have entered into sales commitment arrangements with real estate developers and funding partners to sell primary properties, which may expose us to financial and regulatory risks and may materially adversely affect our financial condition and results of operations.

We have entered into, and in the future may continue to enter into sales agreements with real estate developers. Under the terms of certain sales agreements, developers grant us exclusive selling rights to sell new properties developed by them for a limited period of time and require an advance deposit up to 100% of the sales price for a specific property agreed by the developer and us in exchange for such exclusive selling rights, which is referred to as sales commitment arrangement. In 2016 and 2017, we entered into sales commitment arrangements with developers under which we were required to make the deposits to developers and purchase the properties if we were to fail to sell them within the agreed-upon period. As of December 31, 2017, the balance of our advanced deposits with real estate developers amounted to RMB397.9 million. All such arrangements were settled and all deposits previously advanced under these arrangements were fully refunded to us as of December 31, 2018. Since the beginning of 2018, we have not entered into sales commitment arrangements under which we are required to make deposits to developers and purchase the unsold properties within the agreed-upon period. Instead, we only entered into tri-party agreements with developers and funding partners which are limited partnerships formed by certain investors, including us, and are treated as our equity method investees, pursuant to which the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers. As a limited partner of these funding partners, our maximum exposure to the losses arising from our investments in these limited partnerships is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. As of December 31, 2016, 2017 and 2018 and June 30, 2019, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB39.6 million, RMB409.4 million, RMB958.7 million (US$139.7 million) and RMB1.1 billion (US$153.9 million), respectively.

Historically, we have generally been able to sell properties under above-mentioned exclusive sales agreements or, in some instances, have reached amicable agreements with developers to either extend the exclusive sales period or otherwise modify or terminate the agreements without penalty. However, there can be no assurance that we will be able to perform under arrangements similar to the ones described in the preceding paragraph in the future or that we will be able to reach amicable solutions with developers if we fail to sell all properties. In addition, in the event our equity method investee funding partners are required to purchase the unsold units or otherwise compensate developers if we fail to sell the properties within the agreed upon period, we will be exposed to downside risks due to our investments in such funding partners, in which case our financial condition and results of operations may be materially adversely affected.

In addition, some local government authorities have implemented regulations that prohibit real estate agencies from entering into cooperation agreements with firm-commitment clauses. Although we have not been subject to such regulations in the past, cities in which we operate currently or in the future may implement relevant regulations to which we may be subject in the future. In such cases, we may be found to be in violation of relevant regulations and be subject to fines or other penalties, and our operation, business, financial condition and results of operations may be materially and adversely affected.

We depend significantly on the strength of our brand and reputation. If we, our employees, or the real estate agents on our platform engage, or are perceived to engage, in misconduct, fraudulent acts or wrongdoing, our business or reputation could be harmed and we could be exposed to regulatory investigations, costs and liabilities.

We believe our “Fangdd” brand is considered a leading online and mobile real estate platform that provides a consistent offering of high-quality products and services. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy the needs of agents, real estate buyers and other market participants by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures.

We attract real estate agencies to our platform to conduct sales of properties. We cannot assure you that each real estate agency using our platform holds the required licenses, has made all necessary filings with relevant authorities or that all actions taken by real estate agents will meet applicable legal standards and real estate buyers’ expectations, especially since it is difficult for us to effectively monitor the actions of the agents at all times.

We may be found liable and subject to monetary and other penalties for the failure of real estate agencies using our platform to hold the required licenses or to make required filings with relevant authorities. Any inappropriate actions taken by platform users during the sales process or otherwise, may materially and adversely affect our reputation, which may result in a material adverse effect on our business, results of operations and financial condition.

In addition, real estate agents operating through our platform have in the past been the subject of various allegations, including allegations of failure to refund commission fees and other fraudulent acts or wrongdoing. Although we do not believe that we are directly responsible for real estate agents’ wrongdoings, Chinese media have reported certain incidents and negatively implicated our brand. These incidents and any similar incidents, or true or untrue claims of such incidents could harm our reputation and impair our ability to attract and retain real estate agents, real estate sellers and real estate buyers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to cultivate user trust and increase the positive awareness of our website, our reputation, brand, financial condition and results of operations may be materially and adversely affected.

We have incurred net losses in the past and we may not be able to maintain profitability in the future.

We incurred net losses from our inception in 2011 to 2016. In 2017 and 2018, we had net income of RMB0.6 million and RMB104.0 million (US$15.2 million), respectively. Our ability to remain profitable is subject to various factors, many of which are beyond our control. For example, our revenues depend on the number of active agents who establish online shops in our marketplace and the number of transactions they are able to complete within a given period using the resources offered by our marketplace. Agents’ willingness to subscribe and pay for our premium services depends on the quality and breadth of our service offerings. As we expand our operations, we expect our operating costs and expenses to increase in the future. We plan to devote substantial financial resources to further strengthen and expand our business, including product development, sales and marketing, technology infrastructure, and strategic opportunities that may not result in increased revenue or growth in our business. In addition, after this offering, we may incur additional legal, accounting, and other expenses as a public company that we did not incur as a private company. If we fail to continue to grow our revenue at a greater rate than our costs and expenses, we may continue to incur significant losses in the future and not be able to achieve or maintain profitability.

We expect to record a significant amount of cumulative share-based incentive expenses upon the completion of this offering for certain options we granted under the 2018 Plan, and also recorded a significant amount of deemed dividend in the fourth quarter of 2019 on an option granted to our Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire our Class A ordinary shares. As a result, we may not be profitable for the fourth quarter of 2019 or the full year ending December 31, 2019. See “—We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which will adversely affect our results of operations and you will incur immediate and substantial dilution.”

We may face financial risks as a result of increases in our accounts receivable.

Our accounts receivable increased significantly from RMB194.3 million as of December 31, 2016 to RMB827.8 million as of December 31, 2017, to RMB1.4 billion (US$197.0 million) as of December 31, 2018 and further to RMB1.9 billion (US$269.8 million) as of June 30, 2019. The increases were mainly due to the growth of our business. Prior to the fourth quarter of 2016, we collected commission fees related to primary real estate transactions facilitated in our marketplace from home purchasers with short payment terms. However, beginning in the fourth quarter of 2016 we gradually shifted our collection model towards receiving the majority of our fee commission directly from real estate development companies due to changes in regulatory requirements. Such companies generally require longer payment terms. As a result of these extended payment terms we recorded a significantly higher amount of accounts receivables. If we fail to collect our accounts receivables on time or if real estate developers fail to satisfy their financial obligations towards us, our business and results of operations may be materially adversely affected and we may face liquidity constraints as a result.

Our outstanding and future indebtedness may adversely affect our available cash flow and our ability to operate our business. In addition, we may not be able to obtain additional capital when desired, on favorable terms or at all.

As of June 30, 2019, we had RMB295.0 million (US$43.0 million) short-term bank borrowings from certain Chinese banking institutions. Recent interest rates in China have been at historically low levels, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Our current level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our outstanding and future loans, combined with our other financial obligations and contractual commitments, could have negative consequences on our business and financial conditions.

We believe that our cash, cash equivalents and restricted cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market, the non-recurring nature of our real estate transactions, billing cycles and unpredictable development cycles.

Our revenues have historically been substantially lower during the first quarter than during other quarters, due to reduced real estate transactional activity in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January and February of each year. In contrast, the third and fourth quarters of each year generally contribute a majority of our annual revenues. For this reason, our results of operations may not be comparable from quarter to quarter.

Moreover, we typically enter into agreements with developers shortly before they are expected to obtain permits to sell their newly developed properties. However, the timing for obtaining these sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining a sales permit. It is therefore difficult to predict the interval between the time we sign these agency agreements and the time we launch the sale of projects. In addition, as we typically settle the payment of our commissions with developers at the end of a sales period based on successful sales achieved during the period, which typically lasts several months, our working capital levels are affected by the time lag between the time we actually make sales, bill developers and collect the commissions owed to us.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position. We also depend on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our industry is characterized by high demand and intense competition for talent. As a result, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continued training, through our various training programs, including Fangduoduo University, to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. We cannot assure you that we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

In addition, we place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. For example, Yi Duan, our chief executive officer, Xi Zeng, our chief operating officer, and Jiancheng Li, our chief technology officer, are all particularly important to our future success. We do not carry key person insurance on any member of our senior management team. The loss of one or more members of our senior management team, in particular if any of them joins our competitors, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult as competition for such talent is intense.

If we fail to successfully attract new personnel, retain and motivate our current personnel, or retain our senior management, we may lose competitiveness and our results of operations could be materially and adversely affected.

We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which will adversely affect our results of operations and you will incur immediate and substantial dilution.

We adopted the 2018 Share Incentive Plan, or the 2018 Plan, in December 2018, and amended in September 2019. Under the 2018 Plan, as amended, the maximum aggregate number of shares that may be issued pursuant to all awards is 356,514,660 ordinary shares. As of the date of this prospectus, awards to purchase 280,352,382 ordinary shares are granted and outstanding under the 2018 Plan, but no ordinary shares have been issued due to the exercisability restriction before this offering. Up to June 30, 2019, we had not incurred any share-based incentive expenses relating to awards granted under the 2018 Plan.

Among the awards granted under the 2018 Plan that are outstanding as of the date of this prospectus, awards to purchase 52,165,500 ordinary shares will become vested and exercisable upon the completion of this offering. We expect to recognize stock-based compensation expenses in an amount of approximately RMB494.2 million (US$72.0 million) in connection with these vested options that will become exercisable upon the consummation of this offering. In addition, we expect that we will recognize US$27.9 million, US$34.1 million, US$14.1 million and US$0.3 million in stock-based compensation expenses in the fourth quarter of 2019, and fiscal year 2020, 2021 and 2022, respectively, in connection with the options outstanding as of the date of the prospectus. We could incur additional stock-based compensation expenses if we grant additional share-based incentive awards in the future. Furthermore, we also recorded a deemed dividend in an amount of approximately RMB664.7 million (US$96.8 million) in the fourth quarter of 2019 on an option granted to our Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,804 Class A ordinary shares. We believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, and we will continue to grant share incentive awards in the future. As a result, our expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the outstanding awards will cause you to experience an immediate and substantial dilution to your shareholding.

We use and intend to rely more in the future on internet search engines, WeChat, and other social media to direct traffic to our website. If we fail to successfully implement these initiatives, our traffic would decline and our business would be adversely affected.

Although historically we have not relied heavily on internet search engines, WeChat and other social media to direct traffic to our website, we intend to increasingly rely on such channels in the future to attract more real estate buyers. For example, when a user types a physical address into a search engine, we rely on a high organic search ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings through internet search engines is not within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result ranking than ours, or internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, overall growth in our user base could slow. Search engine providers could provide listings and other real estate information directly in search results or choose to align with our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

We plan to integrate our platform with WeChat and other social media applications to help drive traffic to our website and mobile applications, and promote our brand and products. WeChat and other social media may make changes to their policies, which could hinder or impede audiences from being directed to our platform. Any reduction in the number of visitors directed to our website and apps through WeChat and other social media could also harm our business and operating results.

Our services and solutions and internal systems rely on software that is highly technical, and if it contains undetected errors or we fail to properly maintain or promptly upgrade our technology, our results of operations and financial condition may be materially and adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for our platform users, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of platform users or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our trademarks, copyrights and other intellectual property rights are critical to our success. Any unauthorized use or misuse of our trademarks and other intellectual property rights could harm our business. Historically, China’s protection of intellectual property rights has been less stringent and robust compared to other countries such as the United States. Infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult and the measures we take to protect our intellectual property rights may not be adequate. For example, copyright registration by itself may not be adequate protection from potential misuse, infringement or other challenges from third parties claiming rights on our intellectual property.

Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could expose us to risks. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. We typically impose contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for our company’s benefit. However, if our employees and consultants do not honor their contractual obligations or misappropriate our database and other proprietary information, our business would suffer as a result.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

We cannot be certain that our services and information provided on our website do not or will not infringe patents, copyrights or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights.

The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are uncertain and still evolving. For example, as we face increasing competition and as litigation is more frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that the works uploaded or linked infringe the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice as to when and how hosting providers and administrators of a website can be held liable for the unauthorized posting by third parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation, and discourage current and potential clients from doing business with us.

Concerns about our practice of accessing, storing, processing and using the data from platform users, as well as collecting and processing the personal information published on other third parties’ websites, even if unfounded, could damage our reputation, business and results of operations. The data or information we collect primarily consists of personal mobile numbers and information on the housing unit for-sale or for-rent. We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law. To protect personal information, these laws and regulations regulate data collection, storage, use, processing, disclosure and transfer of personal information. Pursuant to these laws and regulations, an internet service provider is required to obtain a user’s consent to collect the user’s personal information, and is prohibited from gathering personal information that is unrelated to the services it provides, and the internet information service provider must also inform the user of the purposes, the means and the scope of the information collection and uses. The General Rules of the Civil Law of the PRC stipulate that: (i) natural persons’ personal information shall be protected by law; (ii) any organizations and individuals who need to obtain personal information of others shall obtain such information in accordance with the law and shall ensure the confidentiality of such information; and (iii) organizations and individuals are not allowed to illegally collect, use, process or transfer the personal information of others. It is illegal to buy and sell, supply or publish the personal information of others. The PRC Cyber Security Law also prohibits individuals or entities from obtaining personal information through theft or other illegal ways or selling or otherwise illegally disclosing personal information. The PRC Criminal Law prohibits entities and their employees from selling or otherwise illegally disclosing a citizen’s personal information or obtaining personal information through theft or other illegal ways in serious circumstances. See “Regulation—Regulation on Information Security and Privacy Protection.”

Although the PRC Cyber Security Law is relatively new and subject to interpretation by the regulator, the data or information we obtain and use may include information that is deemed “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to comply with the laws and regulations relating to the protection of personal information. For example, we encrypt individual real estate buyers’ information and do not provide them to any agent or other service providers on our platform. We also adopted a data privacy protection policy on August 23, 2018.

While we have taken these measures to comply with all applicable data privacy and protection laws and regulations in China, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties such as business partners are beyond our control. If our business partners, including financial institutions, violate the PRC Cyber Security Law and related laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Regulation—Regulation on Information Security and Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential agents, real estate sellers and real estate buyers from using our services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with the data we have access to. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. In addition to the regulatory requirements, user attitudes towards data privacy are also evolving, and user concerns about the extent to which personal information is accessible to, used by or shared with agents or other platform users may adversely affect our ability to gain access to data. Any occurrence of the abovementioned circumstances may negatively affect our business and results of operations.

If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.

The internet information services industries in China are highly regulated by the PRC government. We are required to obtain a value-added telecommunications license in order to provide internet information services. Fangdd Network has renewed in August 2018 its value-added telecommunications service license for the operations of internet content services. The regulations relating to value-added telecommunication licenses also provide that a value-added telecommunication license holder must first obtain approvals from, or make filings with, competent counterparts of the Ministry of Industry and Information Technology, or the MIIT, in connection with subsequent updates to its shareholding structure or certain other matters relating to such value-added telecommunication license holder. We cannot assure you that we will be able to successfully keep value-added telecommunication licenses or complete the updating and renewal of the filing records of our value-added telecommunication licenses with local MIIT counterparts on a timely basis.

Pursuant to the relevant regulations regarding real estate agents and brokerage businesses, a company active in the real estate brokerage business is required to make a filing with the real estate administrative authority within 30 days after issuance of its business license. The requirements of the local real estate administrative authorities for such filings may vary in different cities and we cannot assure you that, if we are required to complete such filings, we will be able to do so in a timely manner or at all. We are currently preparing to renew the real estate brokerage agency certificates of our Wenchang Branch, Qingdao Branch and Wuxi Branch. In addition, we may be required to obtain additional licenses. For example, the provision of real estate market news on our platform may be viewed as providing internet news information services, which could require us to obtain an internet news information license. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

One of our subsidiaries is a small loan company permitted to operate as an online small loan lending business. Its operations are subject to the inspections and examinations of relevant government authorities from time to time. For instance, pursuant to a notice issued by the relevant authority in December 2017, local branches of the P2P Online Lending Working Group conducted an examination and inspection of online small loan companies that concluded by the end of January 2018. Depending on the inspection results, these local regulatory authorities may require the online small loan companies they inspected to take rectification measures within specified periods of time, may revoke the operation approvals of non-compliant companies and may order non-compliant companies to cease business operations. We cannot assure you that we will be able to obtain all the licenses, permits or approvals required to conduct our online small loan business in China or maintain our existing licenses, permits and approvals. Any failure or significant delay to obtain or renew, or any suspension or revocation, of these licenses, permits and approvals, may have a material adverse impact on our online small loan lending businesses and results of operations.

Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our consolidated VIE could materially and adversely affect our business, financial condition and results of operations.

We are exposed to potential liabilities for information in our marketplace and for services sold over the internet and we may incur significant costs and suffer from reputational damage as a result of defending against such potential liabilities.

We source content from third party sources and list them in our marketplace, including the information collected and processed from other third parties’ websites, on our websites such as real estate listings. In certain circumstances, we do not have the authorization from owners of listed properties in our marketplace. According to relevant PRC laws and regulations, a real estate agency shall not publish information on properties without the prior written authorization of the owner. We may be exposed to liability with respect to such third-party information or the products and services sold through our website or mobile applications. Among other things, we may face allegations that, by directly or indirectly providing such third-party content, we should be liable for defamation, negligence, copyrights, trademark infringement, unfair competition or other actions by parties providing such content. We may be subject to fines or legal sanctions according to the Anti-Unfair Competition Law or other PRC laws. We may also face allegations that content on our websites, including statistics or other data we compile internally, contains false information, errors or omissions, and real estate buyers and other marketplace users could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the PRC government for publication of information without prior written authorization or incorrect information. In addition, our websites could be used as a marketplace for fraudulent transactions. We have adopted a rigorous listing verification process that includes owner verification and cross-agent verification to ensure the listings posted in our marketplace are authentic. However, we cannot assure you that the measures we take to guard against liability for third-party content or information will be adequate to protect us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

We provide recommendation services for financial institutions, which may constitute provision of intermediary service, and our agreements with these financial institutions may be deemed as intermediation contracts under the PRC Contract Law.

Under the PRC Contract Law, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of a proposed transaction, which results in harm to a client’s interests, the intermediary may not claim service fees and is liable for any damages caused. We provide recommendation services for financial service providers as part of our real estate financial services, which may constitute provision of intermediary services, and our agreements with these financial service providers may be deemed intermediation contracts under the PRC Contract Law. If we intentionally conceal material information or provide false information to financial service providers, or if we fail to identify false information received from users or any third party and in turn provide such information to financial service providers, we could be held liable for damages caused to financial service providers as an intermediary pursuant to the PRC Contract Law. Due to the lack of detailed regulations and guidance in this area of financial product recommendation services and the possibility that the PRC government authorities may promulgate new laws and regulations regulating financial product recommendation services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for financial product recommendation services, and there can be no assurance that the PRC government authority will share our views.

In addition, if the transactions, in which we provide intermediary service, violate the PRC laws and regulations on the real estate financial services, we may not continue to provide the intermediary service for such transactions and our business of provision of intermediary service may be adversely affected.

Regulatory uncertainties relating to real estate-related financial services in China could harm our business, financial condition and results of operation.

Since we historically provided real estate-related financial services, our business may continue to be subject to a variety of PRC laws and regulations governing financial services for such historical practices. The application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different government authorities. As of the date of this prospectus, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our real estate financial services operations. However, if the PRC government adopts a stringent regulatory framework for the real estate-related financial services market in the future, and imposes specific requirements (including licensing requirements) on market participants, our business, financial condition and prospects could be materially and adversely affected. If our historical practice is deemed to violate any existing laws and regulations, we may be subject to penalties as determined by the relevant government authorities.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the internet infrastructure in China. Substantially all access to the internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of MIIT. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are generally the only websites through which a domestic user can connect to the internet. We cannot assure you that a more sophisticated internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage.

We also rely on China Unicom and China Telecom to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Unicom or China Telecom, or if China Unicom or China Telecom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Unicom and China Telecom. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

Historically there have been occurrences of unexpected network interruptions and security breaches, including “hacking” or computer virus attacks. Such disruptions in the future would cause delays or interruptions of service, damage our reputation and result in a loss of users of our products, which could harm our business, operating results, and financial condition.

Our business depends heavily on the performance and reliability of China’s internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. We have in the past and are likely again in the future to be subject to unexpected interruptions and security breaches, although to date no such attack has resulted in any material damages or remediation costs. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain platform users and visitor traffic. Major risks related to our network infrastructure include:

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any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

•	any disruption or failure in the national network infrastructure, which would prevent our platform users from accessing our website;

•	any damage from fire, flood, earthquake and other natural disasters; and

•	computer viruses, hackings and similar events.

Computer viruses and hacking attacks may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our website through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. All of our servers and routers, including back-up servers, are currently hosted by third-party service providers in Beijing, Shenzhen and Shanghai and all information on our website is backed up in real time and daily. Any hacking, security breach or other system disruption or failure which occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important transaction-related information.

We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

We are subject to risks relating to our leased properties

Currently, most of our offices are on leased premises. We may not be able to successfully maintain, extend or renew our leases upon the expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate to new offices.

In addition, we have entered into certain lease agreements with parties who have not provided evidence of proper legal title to the leased premises or authorization from the legal owners for sublease of the premises. If such parties are not the legal owners, or if they have not obtained the proper authorization from the legal owners of the premises, we might be forced to relocate. We also have not registered certain of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. Failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. In addition, in the case of acquisitions or new business initiatives our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

•	risks associated with the assimilation of new operations, services, technologies and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and

•	potential loss of, or harm to, relationships with employees and platform users as a result of the integration of new businesses or investment.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users by increasing commission fees we charge and prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds, employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees and employers that fail to make adequate social insurance and housing fund contributions may be subject to fines and legal sanctions. We could be deemed to have failed to pay certain social insurance and housing fund contributions under the relevant PRC laws and regulation. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to fines or other legal sanctions, such as order of timely rectification, and our business, financial condition and results of operations may be adversely affected.

In addition, pursuant to the Labor Contract Law, dispatched labor is only intended to be a supplementary form of employment. The Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, further provides that the number of dispatched workers an employer may use must not exceed 10% of its total labor force. We use dispatched workers from employment agents in the PRC from time to time for provision of services to agents. We cannot assure you that the number of dispatched workers we use has not exceeded 10% of the total number of our employees in the past as we continue to develop and expand our business. If we are deemed to have violated the foregoing limitations, we could be ordered by the relevant labor administrative authorities to rectify within a specified period of time, and could be subject to fines if the rectification is not completed in time to the satisfaction of the labor administrative authorities.

Moreover, as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our results of operations are susceptible to fluctuations due to changes of, significant reduction in or discontinuation of government grants.

We received government grants in the amount of RMB13.9 million in 2016, RMB12.4 million in 2017, RMB8.8 million (US$1.3 million) in 2018 and RMB13.3 million (US$1.9 million) in the six months ended June 30, 2019. These government grants were extended to support the development of technology companies in China and we are not subject to any specific performance obligations or other terms as a condition of receiving these grants. Although we expect to continue to receive government grants from time to time in the future, the extension of future grants are at the local governments’ sole discretion. The government incentives grants may be increased, significantly reduced or discontinued for any reasons, which may cause our financial condition and results of operations to fluctuate.

We have identified a material weakness in internal control over financial reporting, and we cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could require us to restate financial statements, or cause investors to lose confidence in our reported financial information and have a negative effect on the price of the ADSs.

Prior to the this offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In the course of auditing our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, an effective review of technical accounting matters was not performed, and comprehensive policies regarding US GAAP financial reporting is yet to be established. For example, we had inadvertently reflected in our previously issued consolidated financial statements for the years ended December 31, 2016 and 2017 the carrying values of the Redeemable Convertible

Preferred Shares based on their estimated fair values as of the reporting period end. Subsequent to the issuance of our 2016 and 2017 financial statements, we determined that the carrying values of the Redeemable Convertible Preferred Shares should be determined based on the redemption amounts as stipulated in the relevant agreements, adjusted for accretion from the issuance dates to the earliest redemption dates. As a result, we restated our previously issued consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to note 2(b) to our consolidated financial statements included elsewhere in this prospectus. Although we plan to implement measures to address the material weakness, implementation of those measures may not fully remediate the material weakness in a timely manner.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have in the past been subject to legal proceedings and may continue to be subject to these proceedings from time to time. If the outcome of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are currently not party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. We may also receive formal and informal inquiries from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation. Claims arising out of actual or alleged violations of law could be asserted against us by developers and real estate sellers, agents, real estate buyers, competitors, or governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws in different jurisdiction, including but not limited to internet information services laws, intellectual property laws, unfair competition laws, data protection and privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws.

There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address or comply with these regulations or any subsequent changes, we may be subject to penalty and our business may be harmed.

We have limited insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations. Moreover, to improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our website to mirror our online resources, either of which could increase our expenses and reduce our net income.

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in the business involving value-added telecommunications service (except for e-commerce), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Our holding company is a Cayman Islands company, and one of its wholly owned subsidiaries in PRC, Shenzhen Fangdd, which we refer to as our WFOE, is considered a foreign-invested enterprise. Since our business involves provision of the value-added telecommunications service, we conduct our business in China, including our online business for primary and secondary properties transaction services, our rental services, and other services, primarily through Fangdd Network, and its subsidiaries. We have gained control over Fangdd Network through a series of contractual arrangements by and between our WFOE, Fangdd Network and its shareholders, and we refer to Fangdd Network as our variable interest entity, or our VIE. Our VIE and its subsidiaries have the licenses, approvals or fillings with relevant authorities that are essential for our business operations.

We have entered into, through our WFOE, a series of contractual arrangements with our VIE and its shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of our VIE and its subsidiaries; (ii) receive substantially all of the economic benefits from our VIE and its subsidiaries in consideration for the services provided by our PRC subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE or to all or part of the assets of our VIE, when and to the extent permitted by PRC law, or request any existing shareholder of the VIE to transfer all or part of the equity interest in the VIE to another PRC person or entity designated by us at any time in our discretion.

These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Corporate History—Contractual Agreements with our VIE and its Shareholders.” We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly owned PRC subsidiary, our consolidated VIE and their shareholders is valid, binding and enforceable in accordance with its terms. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	discontinuing or restricting our operations;

•	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

•	placing restrictions on our right to collect revenues;

•	restricting or prohibiting our use of the proceeds from this offering to finance the business and operations of the VIE; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties could have a material and adverse effect on our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of our VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

Since the applicable PRC laws, rules and regulations restrict foreign ownership in the value-added telecommunications services, we conduct our online real estate service and derive related revenues through the contractual arrangements with our VIE. As we have no direct or indirect ownership interest in our VIE, these contractual arrangements, including the voting proxies granted to us, may not be as effective in providing us with control over these companies as direct or indirect ownership. If we were the controlling shareholder of the VIE with direct or indirect ownership, we would be able to exercise our rights as shareholders to effect changes in the board of directors, which in turn could effect change, subject to any applicable fiduciary obligations, at the management level. Since we control our VIE through contractual arrangements, if our VIE or its shareholders fail to perform their obligations under these contractual arrangements, we may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising our call option right over the equity interests in our VIE or the assets of our VIE, seeking specific performance or injunctive relief, and claiming monetary damages. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.

The equity and asset transfer and foreclosure of pledge in accordance with our contractual arrangements shall be subject to procedures required by relevant PRC authorities. In addition, the equity and asset transfer price may be subject to review and tax adjustment by the relevant tax authority.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Our VIE is currently 31.95% owned by Yi Duan, 19.75% owned by Jiancheng Li, 16.87% owned by Xi Zeng, 9.0% owned by Wei Zhang, 8.87% owned by Li Zhou, 8.0% owned by Jingjing Huang, 2.66% owned by Jiaorong Pan, 2.0% owned by Wentao Bai and 0.9% owned by Ying Lu, respectively. Yi Duan, Jiancheng Li and Xi Zeng are our co-founders and the chief executive officer, the chief technology officer, and the chief operating officer, respectively. Li Zhou and Ying Lu are our employees. However, we cannot assure you that these shareholders would not have potential conflicts of interest with us. If they breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, our ability to effectively control our VIE and receive economic benefits from our VIE and its subsidiaries would be materially and adversely affected. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. For the shareholders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gain. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC law and Cayman Islands law in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of our VIE as its nominee shareholders because although they are the holders on record of equity interests in our VIE, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized Jiancheng Li, a director of our WFOE, or another person designated by our WFOE in case Jiancheng Li ceases to be the WFOE’s director, to exercise his or her rights as a shareholder of our VIE. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or litigation. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved through arbitration in Hong Kong or litigation in PRC. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

Our contractual arrangements with our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. Under the PRC Enterprise Income Tax Law effective as of January 1, 2008, every enterprise in China must submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles and we may face material and adverse tax consequences. If the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIE and its shareholders were not entered into on an arm’s-length basis in such a way resulting in an impermissible reduction in taxes, they may adjust our VIE’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, reduce expense deductions recorded by our VIE for PRC tax purposes, which could, in turn, increase its tax liabilities without reducing the WFOE’ tax expenses. In addition, if the WFOE requests the VIE’s shareholders to transfer their equity interests in VIE at nominal or no value, or the WFOE requests the VIE to transfer its assets at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject the WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position and results of operations could be materially and adversely affected if our VIE’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to utilize assets held by our variable interest entity that are important to the operation of our business if our VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our wholly owned PRC subsidiary is considered foreign-invested enterprise in China and is, therefore, not permitted under the current PRC laws, rules and regulations to hold the ICP license that are critical to our operations. Our VIE, therefore, holds the ICP License required for operating our website and our mobile applications in China. Under our contractual arrangements, the shareholders of our VIE may not approve the VIE to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIE, or our VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIE or its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to final content of certain provisions of Foreign Investment Law (2015 Draft) and the interpretation and implementation of the Foreign Investment Law (2019) and how they may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services that we conduct through our VIE and its subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by MOFCOM and the National Development and Reform Commission, effective July 2018.

In January 2015, the MOFCOM published a discussion draft of the Foreign Investment Law, or the Foreign Investment Law (2015 Draft), for public review and comment. Among other things, the Foreign Investment Law (2015 Draft) expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign invested enterprise, or FIE. It specifically provides that entities established in China without direct foreign equity ownership but “controlled” by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a MOFCOM pre-approval process.

Under the Foreign Investment Law (2015 Draft), variable interest entities that are controlled via contractual arrangements would be deemed as FIEs if they are ultimately “controlled” by foreign investors, and any of their operations in the industry categories included in the “negative list” without MOFCOM pre-approval may be considered illegal. Conversely, for any companies with a variable interest entity structure engaged in a “restricted” business included in the “negative list,” the variable interest entity structure may be deemed legitimate if it is ultimately controlled by PRC nationals. The draft Foreign Investment Law (2015 Draft) is not specific on what will happen to companies with an existing variable interest entity structure.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

Risks Related to Doing Business in China

Changes in PRC government policies could have a material adverse effect on the overall economic growth in China, which could adversely affect our business, financial condition and results of operations.

Our business and operations are primarily conducted in China. Accordingly, our financial condition and results of operations have been, and are expected to continue to be, affected by the economic, political and social developments in relation to the internet, online marketing and real estate industries in China. A slowdown of economic growth in China could reduce sales of real estate and related products and services, which in turn could materially and adversely affect our business, financial condition and results of operations. See”—Risks Related to Our Business and Industry—Our business is susceptible to fluctuations in China’s real estate market and its overall economic growth, which may materially and adversely affect our revenues and results of operations” for more information.

The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over foreign exchange, and a less efficient allocation of resources.

While the PRC economy has experienced significant growth since the late 1970s, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. These measures are intended to benefit the overall PRC economy, but may also have a negative effect on us. For example, our business, financial condition and results of operations could be adversely affected by PRC government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a centrally-planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s which emphasize the utilization of market forces for economic reform, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. These PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of Internet information services as well as of the real estate sector. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

Moreover, China has a civil law system based on written statutes, which, unlike common law systems, is a system in which decided judicial cases have little precedential value. Furthermore, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of litigation. In addition, enforcement of existing laws or contracts based on existing laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement within China. All such uncertainties could materially and adversely affect our business, financial condition and results of operations.

We may be deemed to operate a financing guarantee business by the PRC regulatory authorities.

In August 2017, the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies is subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$72,833) to RMB1,000,000 (US$145,666), confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee and loan businesses because of our current arrangements with certain financial institutions. Furthermore, pursuant to a notice jointly issued by the People’s Bank of China, or the PBOC, and the China Banking Regulatory Commission, or the CBRC, on December 1, 2017, a bank participating in loan facilitation transactions may not accept credit enhancement service from a third party which is not a financing guarantee company, including credit enhancement service in the form of a “buy-back” commitment. If the relevant regulatory authorities determine that such prohibition is applicable to the financing arrangements we facilitate/participate in, we may be required to obtain approval or license for financing guarantee and loan businesses to continue our collaboration arrangement with certain financial institutions. If we are no longer able to maintain our current arrangement with these financial institutions, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites and mobile applications.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, impairs the national dignity of China, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory, or otherwise violates PRC laws and regulations. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and the closure of the concerned websites and applications. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and for the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The State Administration for the Protection of State Secrets is also authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information.

Although we attempt to monitor the illicit content posted by users on our platform, we may not be able to effectively control or restrict illicit content (including comments as well as pictures, videos and other multimedia content) generated or placed on our platform by our users. To the extent that PRC regulatory authorities find any content displayed on our platform inappropriate, they may require us to limit or eliminate the dissemination of such information on our platform. Failure to do so may subject us to liabilities and penalties and may even result in the temporary blockage or complete shutdown of our online operations. If this were to happen, our business and results of operations would be materially and adversely affected.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our financial condition and results of operations.

We currently enjoy certain preferential tax treatment in the PRC. For example, Fangdd Network is currently qualified as a “high and new technology enterprise” and is entitled to a reduced enterprise income tax rate of 15% from January 1, 2017 to December 31, 2019. However, under the Administrative Rules for the Certification of High and New Technology Enterprises issued in January 2016, the qualification of a “high and new technology enterprise” is subject to annual evaluation and a review every three years by the relevant authorities in China. There is no assurance that Fangdd Network will continue to meet the applicable criteria for such qualification or enjoy the preferential tax rate at the same level. Moreover, Fangdd Network currently enjoys preferential tax treatment with regard to its research and development expenses, and we cannot assure you that such treatment will continue at the current level, or at all. If we are not able to continue to enjoy our current preferential tax treatment, our financial condition and results of operations can be adversely affected.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

The PRC Enterprise Income Tax Law classifies enterprises as resident enterprises and non-resident enterprises. The PRC Enterprise Income Tax Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC, or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the PRC Enterprise Income Tax Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the State Administration of Taxation of the PRC, or the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority.

If our Cayman Islands holding company and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. In addition, based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in the PRC.

We believe that our Cayman Islands holding company, Fangdd Cayman, is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Governmental control of currency conversion may affect the value of your investment.

Currently, the Renminbi cannot be freely converted into any foreign currency. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency or to convert foreign currency into Renminbi.

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activity. If our PRC resident and enterprise shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that any required registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, our VIE and the VIE’s subsidiaries, or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our VIE requires financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from this offering to our VIE and our PRC subsidiaries, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the VIE through entrustment loans to the VIE or loans to the VIE’s shareholders for the purpose of making capital contributions to the VIE. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or our VIE or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to make investments or acquisitions, pay dividends or otherwise fund our business.

We are a holding company, and we may rely on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our Company will be subject to the Stock Option Rules when our Company becomes an overseas listed company upon the completion of this offering. If we or our PRC resident participants fail to comply with these regulations, we and/or our PRC resident participants may be subject to fines and legal sanctions. See “Regulation—Regulations Related to Stock Incentive Plans.”

We may be required to obtain prior approval from the China Securities Regulatory Commission for the listing and trading of the ADSs on Nasdaq.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC legal counsel, Global Law Office, has advised us that, based on their understanding of the current PRC laws, the CSRC approval is not required under the M&A Rules in the context of this offering because the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules.

However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC although, to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business and the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and relevant regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. The M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

The Anti-Monopoly Law, or the AML, promulgated by the Standing Committee of the National People’s Congress, which became effective in August 2008, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines.

In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions.

We cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC company or immovable properties located in China owned by non-PRC companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 or Bulletin 37, or both.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or some of the experts named in the prospectus.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2018 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that U.S. regulators have focused on in recent years. However, it remains unclear whether the SEC and PCAOB will take any further actions to address the issue.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between US and Chinese law. Specifically, for certain US-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty was subject to the pending review of the SEC Commissioner. On February 6, 2015, prior to the SEC Commissioner’s scheduled review, the firms reached a settlement with the SEC. Under the settlement, the SEC agreed that its future requests for the production of documents would normally be made to the CSRC. The firms would receive matching requests under Section 106 of the Sarbanes-Oxley Act, and are required to abide by a detailed set of procedures with respect to such requests, which in substance required them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against the firm, or in extreme cases, the resumption of the current proceeding against all four “big four” accounting firms.

Risks Relating to The ADSs and this Offering

An active trading market for the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for the ADSs or the ordinary shares underlying the ADSs. If an active public market for the ADSs does not develop after this offering, the market price of the ADSs may decline and the liquidity of the ADSs may decrease significantly. Although we have applied to list the ADSs on Nasdaq, we cannot assure you that a liquid public market for the ADSs will develop.

The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we cannot assure you that the price at which the ADSs are traded after this offering will not decline below the initial public offering price.

In addition, Nasdaq has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly internet-related companies. As a result, investors in our securities may experience a decrease in the value of their ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class actions against that company. If we are involved in a class-action lawsuit, it could divert the attention of our senior management and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Participation in this offering by our existing shareholder would reduce the available public float for our ADSs.

FANGDD DECENT INTERNATIONAL LTD., one of our principal shareholders, has indicated an interest in purchasing an aggregate of up to US$20.0 million worth of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$14.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by this shareholder would be up to 1,428,571 ADSs, representing approximately 20.4% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. If this shareholder is allocated all or a portion of the ADSs in which it has indicated an interest in this offering and purchases any such ADSs, such purchase may reduce the available float for our ADSs for other public investors. As a result, any purchase of our ADSs by this shareholder in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

The market price movement of the ADSs may be volatile.

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other real estate service providers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the market for real estate services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and sales or perceived potential sales of additional ordinary shares or ADSs.

The sale or availability for sale of substantial amounts of the ADSs or ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ADSs or ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our future ability to raise capital through offerings of the ADSs. Upon completion of this offering, we will have 1,215,817,703 Class A ordinary shares and 619,938,058 Class B ordinary shares outstanding, including 175,000,000 Class A ordinary shares represented by 7,000,000 ADSs, assuming the underwriters do not exercise the over-allotment option. All of the ADSs sold in this offering will be freely tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, and the applicable lock-up agreements, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to this offering are “restricted securities” as defined in Rule 144 and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

Our proposed dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, we expect to create a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to ten votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof or a change of ultimate beneficial ownership of any Class B ordinary share to any person other than our three co-founders and their respective affiliates, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

Immediately prior to the completion of this offering, our three co-founders, Yi Duan, Xi Zeng and Jiancheng Li, will beneficially own all of our issued and outstanding Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, these Class B ordinary shares will constitute approximately 83.6% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and 83.3% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, if the underwriters exercise their over-allotment option in full. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

As our initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$10.89 per ADS (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS of US$3.11 as of June 30, 2019, after giving effect to this offering, and the assumed initial public offering price per share of US$14.00 per ADS, the mid-point of the estimated offering price range set forth on the front cover page of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options as all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at par value. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations.

We believe that our current cash, cash equivalents, restricted cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities would result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree and such use may not produce income or increase our ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We have adopted the fifth amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all which may be greater than the rights associated with our ordinary shares, in the form of ADSs. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS, or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our ordinary shares and ADSs.

Rule 5605 of the Nasdaq Stock Market Rules requires listed companies to have, among other things, a majority of its board members to be independent, and to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result.

The concentration of our share ownership among executive officers, directors and principal shareholders will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

Our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 79.7% of our outstanding ordinary shares on an as-converted basis prior to this offering. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of ordinary shares and ADSs may view as beneficial.

If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of the ADSs or ordinary shares could be subject to adverse U.S. federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets)

during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Although the law in this regard is unclear, we intend to treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation—U.S. federal Income Taxation) holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—U.S. federal Income Taxation—Passive Foreign Investment Company Rules.”

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than the Memorandum and Articles of Association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs, in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you cancel and withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association which will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering amended and restated memorandum and articles of association that will become effective prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment may prejudice a substantial existing right of ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility, when we become the subject of a takeover or a going-private transaction, or when we incur the insolvency event. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 60 days. Under the circumstances that we decide to make an amendment to the deposit agreement that may prejudice a substantial existing right of ADS holders or terminate the deposit agreement, the ADS holders’ choices will be limited to selling their ADSs or surrendering their ADSs and becoming direct holders of the underlying common shares, but will have no right to any compensation whatsoever. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have timely provided the depositary with notice of meeting and related voting materials;

•

we confirm to the depositary that we reasonably do not know of any substantial shareholder opposition to a particular question and the particular question is not materially adverse to the interests of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of the underlying Class A ordinary shares represented by your ADSs. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United

States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our services;

•	competition in our industry; and

•	government policies and regulations relating to our industry.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence, including the size, growth rates and other data relating to the online real estate services market in China. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The online real estate services industry in China and its components may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$86.5 million if the underwriters do not exercise their over-allotment option, or approximately US$100.2 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$14.00 per ADS, the midpoint of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$14.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by approximately US$6.5 million, or approximately US$7.5 million if the underwriters exercise their option to purchase additional ADSs in full, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the proceeds from this offering for the following purposes:

•	approximately 40% of the net proceeds to enhance our research and product development capabilities and invest in technology;

•	approximately 20% of the net proceeds to invest in sales, marketing and branding; and

•	the rest of the net proceeds for working capital and general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Related to Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic re-designation of 619,938,058 ordinary shares beneficially owned by our three co-founders, Yi Duan, Xi Zeng and Jiancheng Li, into 619,938,058 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic re-designation of all the remaining ordinary shares into 325,773,972 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic conversion of all of our outstanding preferred shares into 715,043,731 Class A ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic redesignation of 619,938,058 ordinary shares beneficially owned by our three co-founders, Yi Duan, Xi Zeng and Jiancheng Li, into 619,938,058 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic redesignation of all of the remaining ordinary shares into 325,773,972 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion of all of our outstanding preferred shares into 715,043,731 Class A ordinary shares immediately prior to the completion of this offering, and (iv) the sale of 175,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$14.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Series A-2 Redeemable Convertible Preferred Shares (US$0.0000001 par value, 148,147,900 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	105,800	15,412	—	—	—	—
Series B Redeemable Convertible Preferred Shares (US$0.0000001 par value, 177,834,496 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	462,528	67,375	—	—	—	—
Series C Redeemable Convertible Preferred Shares (US$0.0000001 par value, 286,959,017 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	2,290,951	333,715	—	—	—	—

Total mezzanine equity	2,859,279	416,502	—	—	—	—

	As of June 30, 2019
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
(Deficit)/Equity:
Ordinary shares (US$0.0000001 par value, 2,275,948,587 shares authorized, 945,712,030 shares issued and outstanding on an actual basis, 1,040,817,703 Class A and 619,938,058 Class B ordinary shares outstanding on a pro forma basis, 1,835,755,761 ordinary shares outstanding on a pro forma as adjusted basis)	—	—	—	—	—	—
Series A-1 Convertible Preferred Shares (US$0.0000001 par value, 102,102,318 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	5,513	803	—	—	—	—
Common shares	—	—	1	—	1	—
Additional paid-in capital	55,052	8,019	2,919,843	425,324	3,513,940	511,863
Accumulated other comprehensive income	(277,636)	(40,442)	(277,636)	(40,442)	(277,636)	(40,442)
Accumulated deficit	(1,667,089)	(242,839)	(1,667,089)	(242,839)	(1,667,089)	(242,839)

Total (deficit)/equity(2)	(1,884,160)	(274,459)	975,119	142,043	1,569,216	228,582

Total mezzanine equity and (deficit)/equity	975,119	142,043	975,119	142,043	1,569,216	228,582

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total deficit/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$14.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of total deficit and total capitalization by US$6.51 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our preferred shares which will automatically convert into our ordinary shares upon the completion of this offering.

Our net tangible book value as of June 30, 2019 was approximately a negative of US$0.29 per ordinary share and a negative of US$7.26 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities and mezzanine equity, divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2019, other than to give effect to our issuance and sale of 7,000,000 ADSs in this offering at an assumed initial public offering price of US$14.00 per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of June 30, 2019 would have been US$0.12 per outstanding ordinary share, including Class A ordinary shares underlying our outstanding ADSs, or US$3.11 per ADS. This represents an immediate increase in net tangible book value of US$0.03 per ordinary share, or US$0.97 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$0.44 per ordinary share, or US$10.89 per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price per ordinary share	US$	0.56	US$	14.00
Net tangible book value per ordinary share	US$	(0.29)	US$	(7.26)
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares, as of June 30, 2019	US$	0.09	US$	2.14
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering, as of June 30, 2019	US$	0.12	US$	3.11
Amount of dilution in net tangible book value to new investors in the offering	US$	0.44	US$	10.89

A US$1.00 change in the assumed public offering price of US$14.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$6.51 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.004 per ordinary share and US$0.09 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.04 per ordinary share and US$0.91 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

Consideration and Price Comparison Between Existing Shareholders and New Investors

The following table summarizes, on a pro forma basis as of June 30, 2019, the differences between our shareholders as of June 30, 2019 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$14.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount ($’000)	Percent
Existing shareholders	1,660,755,761	90.5%	243,625	71.3%	0.15	3.67
New investors	175,000,000	9.5%	98,000	28.7%	0.56	14.00

Total	1,835,755,761	100%	341,625	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were 280,352,382 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$0.0000001 per ordinary share, which include (i) awards granted to directors and employees to purchase 107,443,488 ordinary shares at par value of US$0.0000001 per share and (ii) an option granted to a Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,894 Class A ordinary shares at par value of US$0.0000001 per share in exchange for, among other things, its consent to amend the qualified initial public offering definition in our shareholders’ agreement and articles of association to authorize this offering. The option granted to Greyhound Investment Ltd. was immediately vested on the grant date and will be exercisable on the earlier of (i) 61 calendar days after the completion of this offering, and (ii) February 14, 2020. As of the date of this prospectus, there were 76,162,278 ordinary shares available for future issuance upon exercise of future grants under our share incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

Consideration and Price Comparison with Directors, Officers and Affiliated Persons

The following table summarizes the differences between the number of shares purchased from us or have the right to purchase from us, the total cash consideration paid to us and the average price per share that current directors, executive officers and affiliated persons paid during the past five years, on the one hand, and that new investors are paying to us in this offering, on the other hand. The calculation below is based on the assumed public offering price of $14.00 per ADS before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased or to be Purchased	Total Consideration ($’000)	Average Price Per Ordinary Share	Average Price Per ADS
Directors, officers and affiliated persons(1)	787,923,424	40,290	$0.05	1.25
New investors	175,000,000	98,000	$0.56	$14.00

(1)	Comprise the current members of our board of directors and executive officers set forth under “Management” and their affiliated persons.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes, including those arising under the Securities Law of the United States, between us, our officers, directors and shareholders be arbitrated.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) is not obtained by fraud, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, and (f) is in due compliance with the correct procedures under the laws of Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Global Law Office, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would (a) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (b) entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Global Law Office has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law. Global Law Office has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts.

CORPORATE HISTORY AND STRUCTURE

We commenced operations in October 2011 through Shenzhen Fangdd Network Technology Co., Ltd., or Fangdd Network, a company incorporated in China. Since its inception, Fangdd Network has focused on providing online real estate services.

In September 2013, we incorporated Fangdd Cayman, in the Cayman Islands as our holding company. In October 2013, Fangdd Cayman established a wholly owned subsidiary, Fangdd BVI, in the British Virgin Islands, which in turn established Fangdd HK, a wholly owned subsidiary in Hong Kong in November 2013. In March 2014, Shenzhen Fangdd, was incorporated as a PRC subsidiary wholly owned by Fangdd HK.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Shenzhen Fangdd entered into a series of contractual arrangements, as amended and restated, with Fangdd Network and its shareholders, through which we obtained control over Fangdd Network and its subsidiaries. As a result, we are regarded as the primary beneficiary of Fangdd Network and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Shenzhen Fangdd as our WFOE, and to Fangdd Network as our VIE in this prospectus. For more details and risks related to our variable interest entity structure, please see “Corporate History and Structure—Contractual Agreements with our VIE and its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this prospectus, including our significant subsidiaries and other entities that are material to our business:

(1)

Shareholders of Fangdd Network are Yi Duan, Jiancheng Li, Xi Zeng, Wei Zhang, Li Zhou, Jingjing Huang, Jiaorong Pan, Wentao Bai and Ying Lu, holding 31.95%, 19.75%, 16.87%, 9.0%, 8.87%, 8.0%, 2.66%, 2.0% and 0.9%, respectively, of the equity interest in Fangdd Network. Yi Duan is our co-founder, chairman of board of directors and chief executive officer. Jiancheng Li is our co-founder, director and chief technology officer. Xi Zeng is our co-founder, director and chief operating officer. Li Zhou and Ying Lu are also employees of our Company.

(2)	As of the date of this prospectus, Fangdd Network had eight wholly-owned subsidiaries.

Contractual Agreements with our VIE and its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Shenzhen Fangdd, our PRC subsidiary, is considered a foreign-invested enterprise. We primarily conduct our business in China through Fangdd Network, our VIE, based on a series of contractual arrangements by and among our WFOE, our VIE and VIE’s shareholders, which allow us to:

•	exercise effective control over our VIE and its subsidiaries;

•	receive substantially all of the economic benefits of our VIE and its subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are regarded as the primary beneficiary of Fangdd Network, and we treat Fangdd Network and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of Fangdd Network and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among Shenzhen Fangdd, Fangdd Network and its shareholders.

Agreements That Provide Us with Effective Control over the VIE

Business Operation Agreement. The WFOE, the VIE and the VIE’s shareholders have entered into a business operation agreement, pursuant to which the VIE and its shareholders undertake that without the WFOE’s prior written consent, the VIE shall not enter into any transactions that may have material effects on the VIE’s assets, obligations, rights or business operations. Additionally, the VIE’s shareholders undertake that without the WFOE’s prior written consent, they shall not (i) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in the VIE, (ii) approve any merger or acquisition of the VIE, (iii) take any actions that may have a material adverse effect on the VIE’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of the VIE, (iv) request the VIE to declare dividend or make other distribution, (v) amend the VIE’s articles of association, (vi) increase, decrease or otherwise change the VIE’s registered capital. The WFOE may request the VIE to transfer at any time all the intellectual property rights held by the VIE to the WFOE or any person designated by the WFOE. The VIE and certain of its shareholders, including Yi Duan, Jiancheng Li and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, which may be extended upon the WFOE’s unilateral written confirmation prior to the expiry. The VIE has no right of transfer or right of early termination without WFOE’s written confirmation while the WFOE may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

Powers of Attorney. Each shareholder of the VIE has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, our co-founder, director, chief technology officer and our WFOE’s director, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of the VIE that require shareholder approval, and the right to dispose of all or part of the shareholder’s equity interest in the VIE, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Jiancheng Li’s continuing directorship at the WFOE and the WFOE’s written consent to such authorization. In the event that Mr. Jiancheng Li ceases to serve as a director of the WFOE or that the WFOE requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by the WFOE as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without the consent of the WFOE.

Equity Interest Pledge Agreements. Each shareholder of the VIE has entered into an equity interest pledge agreement with the WFOE and the VIE, pursuant to which, the shareholder has pledged all of his or her equity interest in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the master agreements, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the option agreements. Each shareholder of the VIE agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of the WFOE. The equity interest pledge agreements remain effective until the VIE and its shareholders discharge all of their obligations under the master agreements. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreements That Allow Us to Receive Economic Benefits from the VIE

Technology Development and Application Service Agreement. The WFOE and the VIE have entered into a technology development and application service agreement, pursuant to which, the WFOE has the exclusive right to provide the VIE with technology development and application services. Without the WFOE’s written consent, the VIE shall not accept any technology development and application services covered by this agreement from any third party. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account multiple factors, such as the labor and time consumed for provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Unless otherwise agreed by the parties, this agreement will remain effective until the WFOE ceases business operations.

Operation Maintenance Service Agreement. The WFOE and the VIE have entered into an operation maintenance service agreement, pursuant to which the WFOE has the exclusive right to provide the VIE with operation maintenance services and marketing services. Without the WFOE’s written consent, the VIE shall not engage any third party to provide the services covered by this agreement. The VIE agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by the WFOE in providing the services. Unless otherwise agreed by both parties, this agreement will remain effective until the WFOE ceases business operations.

Agreements That Provide Us with the Option to Purchase the Equity Interest in the VIE

Option Agreements. The WFOE, the VIE and each of the VIE’s shareholders have entered into an option agreement, pursuant to which the VIE’s shareholder has irrevocably granted the WFOE an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in the VIE or all or part of the VIE’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, the VIE shall reimburse the WFOE the exceed amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of the VIE undertake, among other things, that without the WFOE’s prior written consent, they shall not take any actions that may have material effects on the VIE’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of the VIE. These agreements have terms of ten years, which may be extended upon the WFOE’s written confirmation prior to the expiry.

In the opinion of Global Law Office, our PRC legal counsel:

•	the ownership structures of our VIE in China and our WFOE do not result in any violation of PRC laws or regulations currently in effect; and

•	the contractual arrangements among our WFOE, our VIE and the shareholders of our VIE governed by PRC law are valid, binding and enforceable.

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be of no assurance that the PRC government will ultimately take a view that is consistent with the above opinions of our PRC legal counsel. In particular, in January 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, a variable interest entity would also be deemed as a foreign-invested enterprise, if it is ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to final content of certain provisions of Foreign Investment Law (2015 Draft) and the interpretation and implementation of the Foreign Investment Law (2019) and how they may impact the viability of our current corporate structure and operations,” “Risk Factors—Risks Related to Doing Business in China—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions” and “Risk Factors—Risks Related to Doing Business in China—The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive income (loss) data for the six months ended June 30, 2018 and 2019, selected consolidated balance sheet data as of June 30, 2019 and selected consolidated cash flow data for the six months ended June 30, 2018 and 2019 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2016, 2017 and 2018 and the six months ended June 30, 2018 and 2019:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	Restated*	Restated*
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenue	1,475,758	1,798,521	2,282,216	332,442	1,032,604	1,604,238	233,684
Cost of revenue	(1,247,356)	(1,416,933)	(1,805,588)	(263,014)	(811,263)	(1,260,525)	(183,616)

Gross profit	228,402	381,588	476,628	69,428	221,341	343,713	50,068

Operating expenses:
Sales and marketing expenses	(98,327)	(38,461)	(59,099)	(8,609)	(19,821)	(27,465)	(4,001)
Product development expenses	(182,625)	(191,662)	(202,877)	(29,552)	(98,463)	(144,818)	(21,095)
General and administrative expenses	(311,303)	(156,329)	(145,277)	(21,162)	(85,091)	(99,774)	(14,534)

Total operating expenses	(592,255)	(386,452)	(407,253)	(59,323)	(203,375)	(272,057)	(39,630)

(Loss) Income from operations	(363,853)	(4,864)	69,375	10,105	17,966	71,656	10,438

Others income (expenses):
Interest income (expense), net	4,716	(13,034)	(1,118)	(163)	(2,550)	1,338	195
Foreign currency exchange gain (loss), net	1,070	(787)	684	100	173	26	4
Gain on short-term investments	12,076	3,255	5,512	803	4,682	2,122	309
Government grants	13,853	12,402	8,792	1,281	6,599	13,294	1,936
Other income, net	1,785	3,141	5,648	823	689	1,884	274
Share of (losses) profit from equity method investees, net of income tax	(596)	2,902	19,566	2,850	9,847	12,019	1,751

*

During the course of preparing the consolidated financial statements as of and for the year ended December 31, 2018, we restated previously issued 2016 and 2017 consolidated financial statements to correct the carrying amounts of the redeemable convertible preferred shares, the accretion of the changes in the redemption value and the related impact on the earnings (loss) per share calculations. More information is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Results of Operations” and Note 2(b) of our consolidated financial statements.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	Restated*	Restated*
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
(Loss) income before income tax	(330,949)	3,015	108,459	15,799	37,406	102,339	14,907
Income tax expense	(1,117)	(2,366)	(4,433)	(646)	222	(2,032)	(297)

Net (loss) income	(332,066)	649	104,026	15,153	37,628	100,307	14,610
Accretion of Redeemable Convertible Preferred Shares	(204,355)	(228,468)	(248,186)	(36,152)	(116,232)	(114,081)	(16,618)

Net loss attributable to ordinary shareholders	(536,421)	(227,819)	(144,160)	(20,999)	(78,604)	(13,774)	(2,008)

Net (loss) income	(332,066)	649	104,026	15,153	37,628	100,307	14,610
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(230,892)	110,667	(119,487)	(17,405)	(42,084)	(3,096)	(451)

Total comprehensive (loss) income, net of income taxes	(562,958)	111,316	(15,461)	(2,252)	(4,456)	97,211	14,159

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.57)	(0.24)	(0.15)	(0.02)	(0.08)	(0.01)
Weighted average number of ordinary shares outstanding used in computing net loss per share
Basic and diluted	945,712,030	945,712,030	945,712,030		945,712,030	945,712,030

*

During the course of preparing the consolidated financial statements as of and for the year ended December 31, 2018, we restated previously issued 2016 and 2017 consolidated financial statements to correct the carrying amounts of the redeemable convertible preferred shares, the accretion of the changes in the redemption value and the related impact on the earnings (loss) per share calculations. More information is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Results of Operations” and Note 2(b) of our consolidated financial statements.

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and June 30, 2019:

	As of December 31,				As of June 30,
	2016	2017	2018		2019
	Restated*	Restated*
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Current assets:
Cash and cash equivalents	1,022,750	573,690	443,586	64,616	532,006	77,495
Restricted cash	80,092	689,933	350,632	51,075	228,351	33,263
Short-term investments	291,500	32,500	71,483	10,413	20,600	3,001
Accounts receivable, net	194,292	827,796	1,352,596	197,028	1,852,467	269,842
Deposits with real estate developers	3,370	397,868	—	—	—	—
Prepayments and other current assets	158,200	194,087	210,996	30,735	187,637	27,333

Total current assets	1,750,204	2,715,874	2,429,293	353,867	2,821,061	410,934

Total assets	1,881,612	2,843,944	2,879,284	419,416	3,283,243	478,257

Liabilities:
Current liabilities:
Short-term bank borrowings	—	663,100	395,000	57,538	295,000	42,972
Accounts payable	255,105	593,469	1,128,248	164,348	1,476,705	215,105
Customers’ refundable fees	76,625	58,878	41,697	6,074	46,078	6,712
Accrued expenses and other payables	756,829	769,964	425,470	61,977	477,209	69,512
Taxes payables	28	645	369	54	528	77

Total current liabilities	1,088,587	2,086,056	1,990,784	289,991	2,295,520	334,378

Total liabilities	1,090,057	2,090,508	2,003,430	291,833	2,308,124	336,214

Total mezzanine equity	2,278,046	2,357,079	2,743,144	399,584	2,859,279	416,502

Total deficit	(1,486,491)	(1,603,643)	(1,867,290)	(272,001)	(1,884,160)	(274,459)

*

During the course of preparing the consolidated financial statements as of and for the year ended December 31, 2018, we restated previously issued 2016 and 2017 consolidated financial statements to correct the carrying amounts of the redeemable convertible preferred shares, the accretion of the changes in the redemption value and the related impact on the earnings (loss) per share calculations. More information is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations—Results of Operations” and Note 2(b) of our consolidated financial statements.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 and the six months ended June 30, 2018 and 2019:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(177,286)	(674,426)	129,478	18,858	142,189	39,885	5,809
Net cash (used in) provided by investing activities	(194,911)	212,127	(349,859)	(50,963)	(182,422)	27,270	3,972
Net cash (used in) provided by financing activities	(2,407)	663,100	(268,100)	(39,053)	(273,500)	(100,000)	(14,566)
Net (decrease) increase in cash, cash equivalents and restricted cash	(327,434)	160,781	(469,405)	(68,376)	(312,038)	(33,861)	(4,933)
Cash, cash equivalents and restricted cash at the beginning of the year/period	1,430,276	1,102,842	1,263,623	184,067	1,263,623	794,218	115,691
Cash, cash equivalents and restricted cash at the end of the year/period	1,102,842	1,263,623	794,218	115,691	951,585	760,357	110,758

The following table presents certain of our operating data for the periods and as of the dates indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2016	2017	2018	2018	2019
Selected Operating Data:
Closed-loop GMV	RMB68.6 billion	RMB73.9 billion	RMB113.7 billion	RMB45.6 billion	RMB91.3 billion
Number of closed-loop transactions	61,567	76,890	91,558	35,977	73,133
Number of closed-loop agents	24,127	26,752	39,452	14,391	30,071
Number of active agents	172,573	227,927	317,342	179,245	262,107

	As of December 31,			As of June 30,
	2016	2017	2018	2019
Number of registered agents	516,152	687,736	911,101	1,070,747

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

We are China’s largest online real estate marketplace as measured by the number of registered agents in our marketplace as of December 31, 2018, according to Frost & Sullivan. Of the approximately 2.0 million real estate agents in China, our marketplace had over 911,000 as of December 31, 2018.

Our marketplace is an agent-centric, open, and data-driven transaction platform that empowers real estate agents to complete transactions by providing them with access to extensive verified listings, genuine real estate buyers, sellers, landlords and renters, transaction facilitation services and data analytic products. At the core of our online real estate marketplace is our property database. This database is one of the largest of its kind in China according to Frost & Sullivan. As of June 30, 2019, we had 131 million properties in our database, verified through a comprehensive process, covering homes listed for sale or for rent as well as those not currently on the market.

Our main revenue sources are revenue from base commission from transactions and revenue from innovation initiatives and other value-added services. We earn base commission revenue from real estate sellers and buyers for commission-based transactions in our marketplace, which currently comprise primary property transactions. We also derive revenue from our innovation initiatives and other value-added services, primarily in relation to transactions facilitated through our marketplace.

Leveraging our innovative business model, our immense and verified database and the enormous real estate market in China, we have scaled rapidly while reducing our operating expenses. Our revenue increased by 21.9% from RMB1.5 billion in 2016 to RMB1.8 billion in 2017, and further by 26.9% to RMB2.3 billion (US$332.4 million) in 2018. Our revenue increased by 55.4% from RMB1.0 billion in the six months ended June 30, 2018 to RMB1.6 billion (US$233.7 million) in the six months ended June 30, 2019. As our potential for scalability continued to materialize, we turned profitable with a net income of RMB0.6 million in 2017, compared to a net loss of RMB332.1 million in 2016. Our net income further increased to RMB104.0 million (US$15.2 million) in 2018 and RMB100.3 million (US$14.6 million) in the six months ended June 30, 2019.

Key Factors Affecting Our Results of Operations

The PRC real estate industry

Our business and results of operations are affected by our ability to adapt to the fluctuation in the PRC real estate industry. The general factors affecting the industry include:

•	China’s overall economic growth and level of per capita disposable income;

•	urbanization trends;

•	changes in the supply and demand for residential properties;

•	the acceptance of completing real estate transactions online; and

•	regulations and policies affecting the real estate industry and housing finance industry.

When the real estate market experienced fluctuations, the demand for real estate agents often increased. In the past, we were able to innovate new products and services in time to adapt to market changes. Our ability to adapt our business to market fluctuations will continue to have a significant effect on our results of operation.

Our ability to grow the GMV in our marketplace

The closed-loop GMV of transactions facilitated in our marketplace has, and will continue to have, a significant impact on our results of operations. Based on our system, online shop functionalities and technology-

based tools, and by analyzing agents’ performance in our marketplace, we identify the best-performing agents and further empower them by offering key business resources to further develop their business. As agents become more reliant on the tools and resources we offer and gradually build up their online record and brand image, they complete more transactions in our marketplace.

We earn base commission revenue from real estate sellers and buyers for commission-based transactions completed in our marketplace. The commission-based GMV increased by 7.8% from RMB68.6 billion in 2016 to RMB73.9 billion in 2017, and further increased by 20.0% to RMB88.6 billion (US$12.9 billion) in 2018. During the same period, our revenue from base commission from transactions increased by 15.9% from RMB1.4 billion in 2016 to RMB1.7 billion in 2017, and further increased by 23.1% to RMB2.0 billion (US$296.3 million) in 2018. The commission-based GMV increased by 61.1% from RMB35.3 billion in the six months ended June 30, 2018 to RMB56.7 billion (US$8.3 billion) in the six months ended June 30, 2019, and our revenue from base commission from transactions increased by 67.9% from RMB915.4 million in the six months ended June 30, 2018 to RMB1.5 billion (US$223.9 million) in the six months ended June 30, 2019. In addition, as we facilitate more transactions and generate more GMV in our marketplace, which in turn also contributed to the growth of service revenues. We will continue to invest in our technologies and integrate more listings, real estate buyer, sellers, landlords, renters and other resources, further improve our agents’ client-serving capabilities through rules, guidance and incentives, increase the scope of their business and operational efficiency, thereby continue to attract and retain agents to conduct transactions in our marketplace.

Our ability to attract and retain real estate agents

We derive our revenue primarily from property transactions facilitated through our marketplace by agents. Therefore, our revenue is affected by the number of active agents who have established online shops in our marketplace and effectively conduct property transactions. Our ability to expand our agent base mainly depends on our ability to continue to provide comprehensive resources and effective products and services that help agents access business opportunities and complete transactions efficiently.

We attract and retain agents through our strong online and offline service capabilities. For example, we conduct frequent in-person visits to agencies and agents to introduce and promote our products and services. We also offer innovative technology-based products and services and leverage social media and other internet-based platforms to promote products and services to agents. We have attracted approximately 1,071,000 registered agents as of June 30, 2019, and the number of our active agents increased from 172,573 in 2016 to 227,927 in 2017, and further increased to 317,342 in 2018. We aim to continue to build our incentive and guidance system, provide comprehensive training and support agents’ operations in order to empower them to conduct business more effectively and increase their revenue.

Our ability to maintain and expand our property listings

Our extensive, verified and quality property listings form an important part of the resources we offer to agents. Our listings are a key factor for attracting agents and real estate buyers to our marketplace and driving our transaction volume. We serve real estate sellers with our tools and products, which enable sellers to post their listings to our marketplace. Agents are also incentivized to post their listing information to our marketplace for real estate buyers and other agents to see. We maintain the authenticity and accuracy of our listings through automatic verification, in person visits or calls and strict enforcement of marketplace rules. We offered new properties for sale from 1,855 and 1,895 development projects in 2018 and the six months ended June 30, 2019, respectively, and approximately 1.2 million secondary sales listings as of June 30, 2019. We also offer more than 519,000 rental listings in the six months ended June 30, 2019. We aim to continue to invest in acquiring and verifying our listings.

Our ability to innovate product and service offerings

To further attract and better serve real estate agents, we have developed diverse products and services to meet agents’ business needs and help them conduct transactions in our marketplace more efficiently. As we facilitate more transactions, our marketplace attracts more market participants, who in turn contribute to our resources and ability to further innovate products and services. These innovative services and products increase the engagement and loyalty of our marketplace participants, improve agents’ operational efficiency and rate of returns. We aim to continue to innovate new products and services by leveraging our data analytics and deep understanding of market participants. Because the variety, quality and relevance of our products and services are highly relevant for the number of paying agents we attract to our marketplace and the total number of closed-loop transactions we facilitate, our ability to innovate product and service offerings has, and will continue to have, a significant impact on our results of operations.

Our ability to help agents reach more real estate buyers

Our ability to help agents reach more real estate buyers is a key factor for the continued growth of our business. Real estate transactions are generally low-frequency transactions, and real estate buyers are bound by regions, resulting in the high cost of traditional offline buyer acquisition methods. Our platform has provided a unique and highly efficient solution for bringing buyers online. As agents join our platform, they bring and attract potential buyers. Our listings are also a key factor for attracting potential buyers. We empower agents to better serve their existing customers and reach more potential buyers, make more precise matching of buyers and listings, and help buyers complete transactions. We plan to further strengthen agents’ ability to reach and serve more real estate buyers, attract more buyers to our platform, and facilitate more transactions as a result.

Our ability to maintain and improve our operational efficiency

Our ability to maintain and enhance profitability is also dependent on whether we can leverage our platform model to maintain and improve operational efficiency. We continue to standardize our business and management processes, which allow us to reduce our headcounts and achieve high operational efficiency. For example, we have been able to substantially cut labor costs since 2017 as we established the property database that can be updated and renewed automatically using AI and big data analytic tools. We further help improve our employees’ operational efficiency by offering comprehensive training both online and offline. As a result, we optimize our operations and have more resources to invest in our technology and products development. Our closed-loop GMV per employee grew from RMB17.8 million in 2016 to approximately RMB34.6 million in 2017, and further to RMB84.5 million (US$12.2 million) in 2018, and grew from RMB34.6 million in the six months ended June 30, 2018 to approximately RMB58.3 million (US$8.9 million) in the six months ended June 30, 2019. Our revenue per employee grew from RMB0.4 million in 2016 to RMB0.8 million in 2017 and further to RMB1.7 million (US$246 thousand) in 2018, and grew from RMB784 thousand in the six months ended June 30, 2018 and RMB1.0 million (US$156 thousand) in the six months ended June 30, 2019. And the average number of agents served per employee grew from 134 in 2016 to 322 in 2017, and further to 677 in 2018, and grew from 570 in the six months ended June 30, 2018 to 684 in the six months ended June 30, 2019.

Financial impacts of our shares options and other share-based incentive awards

We have granted a significant amount of share options, which will have substantial impacts on our results of operations. As of the date of this prospectus, awards to purchase 280,352,382 ordinary shares were granted and outstanding under our 2018 Plan, but no ordinary shares have been issued due to the exercisability restriction before this offering. Up to June 30, 2019, we had not incurred any share-based incentive expenses relating to awards granted under the 2018 Plan because of the exercisability restriction before this offering. Among the awards granted under the 2018 Plan that were outstanding as of the date of this prospectus, awards to purchase 52,165,500 ordinary shares will become vested and exercisable upon the completion of this offering. We expect to recognize stock-based compensation expenses in an amount of approximately RMB494.2 million (US$72.0 million) in connection with these options. In addition, we expect that we will recognize US$27.9 million, US$34.1 million, US$14.1 million and US$0.3 million stock-based compensation expenses in the fourth quarter of 2019, and fiscal year 2020, 2021 and 2022, respectively, in connection with the options outstanding as of the date of the prospectus. We could incur additional stock-based compensation expenses if we grant additional share-based incentive awards in the future. Furthermore, we also recorded a deemed dividend in an amount of approximately RMB664.7 million (US$96.8 million) in the fourth quarter of 2019 on an option granted to our Series C preferred shareholder, Greyhound Investment Ltd., on October 8, 2019 to acquire 172,908,804 Class A ordinary shares. Because we believe the granting of share incentive awards is critical to our ability to attract and retain employees and promote the success of our business, we will continue to grant share incentive awards in the future. As a result, our cost of revenue and operating expenses associated with the grant of share-based incentive awards may increase, which will have an adverse effect on our results of operations.

Key Components of Results of Operations

Revenue

The following table sets forth our total revenue for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Revenue	1,475,758	1,798,521	2,282,216	332,442	1,032,604	1,604,238	233,684

We generate our revenue from (i) commissions paid by real estate sellers and buyers in connection with property transactions, and (ii) revenue from innovation initiatives and other value-added services, including sales incentive income, franchise income, financial services income, loans facilitation services and income from other value-added services rendered to registered agents and market participants.

Cost of Revenue

The following table sets forth our cost of revenue in absolute amount and as a percentage of our total revenue for the periods presented:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue	1,247,356	84.5	1,416,933	78.8	1,805,588	263,014	79.1	811,263	78.6	1,260,525	183,616	78.6

Our cost of revenue consists primarily of the commission fees we pay to agents for their services rendered in completing the real estate transactions, project-based promotion and operational expenses, salaries and benefits expenses that are incurred for property transactions and the sharing of sales incentive income with funding partners in connection with our exclusive sales projects.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, product development expenses, and general and administrative expenses. The following table sets forth our operating expenses in absolute amount and as a percentage of our total revenue for the periods presented:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	98,327	6.6	38,461	2.1	59,099	8,609	2.6	19,821	1.9	27,465	4,001	1.7
Product development expenses	182,625	12.4	191,662	10.7	202,877	29,552	8.9	98,463	9.5	144,818	21,095	9.0
General and administrative expenses	311,303	21.1	156,329	8.7	145,277	21,162	6.4	85,091	8.2	99,774	14,534	6.2

Total operating expenses	592,255	40.1	386,452	21.5	407,253	59,323	17.9	203,375	19.6	272,057	39,630	16.9

Sales and marketing expenses

Our sales and marketing expenses consist primarily of expenses for online and offline advertisements mainly to raise our brand recognition and to attract listings from real estate sellers to our marketplace. We expect our sales and marketing expenses to increase in the long term as we continue to grow our business while fluctuating from quarter to quarter based on our advertising and marketing plans and due to seasonality. See “—Seasonality.”

Product development expenses

Our product development expenses consist primarily of salaries and benefits for employees involved in product development activities, depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses in connection with product development. We expect our product development expenses to increase in absolute amount as we continue to develop new technology and services.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits for employees involved in corporate functions, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment. We expect our general and administrative expenses to increase in absolute amount as we continue to grow our business.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Fangdd HK in Hong Kong, our subsidiary incorporated in Hong Kong, is subject to Hong Kong profit tax at a rate of 16.5% on its taxable income generated from operations in Hong Kong. A two-tiered profits tax rates regime has been introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Under the Hong Kong tax law, Fangdd Network Holding Limited is exempted from the Hong Kong income tax on its foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

China

Our PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Enterprise Income Tax Law and are taxed at the statutory income tax rate of 25%, except for our VIE Fangdd Network, which is currently qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from January 1, 2017 to December 31, 2019. In addition, Fangdd Network and its subsidiaries are subject to value added taxes, or VAT, at a rate of 6% on the commissions earned from developers and other real estate sellers as well as revenue from other services we provide to our marketplace participants, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If Fangdd Network Holding Limited, our subsidiary in Hong Kong, satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiary in China will be subject to a withholding tax rate of 5% instead. See “Risk Factors—Risks Relating to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented in absolute amount and as a percentage of our total revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2016		2017		2018			2018		2019
	Restated*		Restated*
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	1,475,758	100.0	1,798,521	100.0	2,282,216	332,442	100.0	1,032,604	100.0	1,604,238	233,684	100.0
Cost of revenue	(1,247,356)	(84.5)	(1,416,933)	(78.8)	(1,805,588)	(263,014)	(79.1)	(811,263)	(78.6)	(1,260,525)	(183,616)	(78.6)

Gross profit	228,402	15.5	381,588	21.2	476,628	69,428	20.9	221,341	21.4	343,713	50,068	21.4
Operating expenses:
Sales and marketing expenses	(98,327)	(6.6)	(38,461)	(2.1)	(59,099)	(8,609)	(2.6)	(19,821)	(1.9)	(27,465)	(4,001)	(1.7)
Product development expenses	(182,625)	(12.4)	(191,662)	(10.7)	(202,877)	(29,552)	(8.9)	(98,463)	(9.5)	(144,818)	(21,095)	(9.0)
General and administrative expenses	(311,303)	(21.1)	(156,329)	(8.7)	(145,277)	(21,162)	(6.4)	(85,091)	(8.2)	(99,774)	(14,534)	(6.2)

Total operating expenses	(592,255)	(40.1)	(386,452)	(21.5)	(407,253)	(59,323)	(17.8)	(203,375)	(19.7)	(272,057)	(39,639)	(16.9)

(Loss) Income from operations	(363,853)	(24.7)	(4,864)	(0.3)	69,375	10,105	3.0	17,966	1.7	71,656	10,438	4.5

Other income (expenses):
Interest income (expense), net	4,716	0.3	(13,034)	(0.7)	(1,118)	(163)	0.0	(2,550)	(0.2)	1,338	195	0.1
Foreign currency exchange gain (loss), net	1,070	0.1	(787)	(0.0)	684	100	0.0	173	0.0	26	4	0.0
Gain on short-term investments	12,076	0.8	3,255	0.2	5,512	803	0.2	4,682	0.5	2,122	309	0.1
Government grants	13,853	0.9	12,402	0.7	8,792	1,281	0.4	6,599	0.6	13,294	1,936	0.8
Other income, net	1,785	0.1	3,141	0.2	5,648	823	0.2	689	0.1	1,884	274	0.1
Share of (losses) profit from equity method investees, net of income tax	(596)	(0.0)	2,902	0.2	19,566	2,850	0.9	9,847	1.0	12,019	1,751	0.7

(Loss) income before income tax	(330,949)	(22.4)	3,015	0.2	108,459	15,799	4.8	37,406	3.6	102,339	14,907	6.3
Income tax expense	(1,117)	(0.1)	(2,366)	(0.2)	(4,433)	(646)	(0.2)	222	0.0	(2,032)	(297)	(0.1)

Net (loss) income	(332,066)	(22.5)	649	0.0	104,026	15,153	4.6	37,628	3.6	100,307	14,610	6.2
Accretion to Redeemable Convertible Preferred Shares	(204,355)	(13.8)	(228,468)	(12.7)	(248,186)	(36,152)	(10.9)	(116,232)	(11.3)	(114,081)	(16,618)	(7.1)

Net loss attributable to ordinary shareholders	(536,421)	(36.3)	(227,819)	(12.7)	(144,160)	(20,999)	(6.3)	(78,604)	(7.6)	(13,774)	(2,008)	(0.8)

Net (loss) income	(332,066)	(22.5)	649	0.0	104,026	15,153	4.6	37,628	3.6	100,307	14,610	6.3

*

During the course of preparing our consolidated financial statements as of and for the year ended December 31, 2018, we discovered certain errors in our 2016 and 2017 consolidated financial statements in relation to the subsequent measurement of our redeemable convertible preferred shares. In particular, in determining the redemption value of these redeemable equity instruments and the related accretion for changes in the redemption value over the date of issuance to the earliest redemption date, we have inadvertently applied their estimated fair value at the end of the reporting period while the redemption amount should have been determined primarily based on 150% of the original issue price. As a result, we have restated our 2016 and 2017 consolidated financial statements to correct the carrying amounts of the redeemable convertible preferred shares, the accretion of the changes in the redemption value and the related impact on the earnings (loss) per share calculations.

As of December 31, 2016, the correction of errors decreased total mezzanine equity by RMB1,377 million from RMB3,655 million to RMB2,278 million and decreased total deficit by RMB1,377 million from RMB2,863 million to RMB1,486 million. The correction of errors decreased net loss attributable to ordinary shareholders by RMB398 million from RMB934 million to RMB536 million, increased total comprehensive loss, net of taxes by RMB50 million from RMB513 million to RMB563 million and decreased net loss per share attributable to ordinary shareholders (basis and diluted) by RMB0.42 from RMB0.99 to RMB0.57 for the year ended December 31, 2016.

As of December 31, 2017, the correction of errors decreased total mezzanine equity by RMB1,848 million from RMB4,205 million to RMB2,357 million and decreased total deficit by RMB1,848 million from RMB3,452 million to RMB1,604 million. The correction of errors decreased net loss attributable to ordinary shareholders by RMB577 million from RMB805 million to RMB228 million, decreased total comprehensive income, net of taxes by RMB106 million from RMB217 million to RMB111 million and decreased net loss per share attributable to ordinary shareholders (basis and diluted) by RMB0.61 from RMB0.85 to RMB0.24 for the year ended December 31, 2017.

The correction of errors has no impact on the consolidated statements of cash flows for the years ended December 31, 2016 and 2017.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Revenue

Our revenue increased by 55.4% from RMB1.0 billion in the six months ended June 30, 2018 to RMB1.6 billion (US$233.7 million) in the six months ended June 30, 2019, primarily attributable to a growth of our revenue from base commission from transactions by 67.9% from RMB915.4 million in the six months ended June 30, 2018 to RMB1.5 billion (US$223.9 million) in the six months ended June 30, 2019, partially offset by a decrease in our revenue from innovation initiatives and other value-added services by 42.7% from RMB117.3 million in the six months ended June 30, 2018 to RMB67.2 million (US$9.8 million) in the six months ended June 30, 2019. The growth in our revenue from base commission from transactions was driven by an increase in the number of real estate sellers and an increase in the commission-based GMV facilitated in our marketplace in the six months ended June 30, 2019. The decrease of our revenue from innovation initiatives and other value-added services was primarily because we adjusted our strategy in the six months ended June 30, 2019 to encourage agents to sell more properties at a faster pace, which would result in higher base commission rates, rather than encouraging them to sell the properties at higher prices, which would result in higher sales incentive income.

Cost of revenue

Our cost of revenue increased by 55.4% from RMB811.3 million in the six months ended June 30, 2018 to RMB1.3 billion (US$183.6 million) in the six months ended June 30, 2019, primarily due to an increase in our revenue from commission from transactions and the corresponding commission fees payable to agents for the services they have rendered.

Gross profit

As a result of the foregoing, our gross profit increased by 55.3% from RMB221.3 million in the six months ended June 30, 2018 to RMB343.7 million (US$50.1 million) in the six months ended June 30, 2019. Over the same period, our gross margin remained stable.

Operating expenses

Our operating expenses increased by 33.8% from RMB203.4 million in the six months ended June 30, 2018 to RMB272.1 million (US$39.6 million) in the six months ended June 30, 2019, due to an increase in our sales and marketing expenses, product development expenses and general and administrative expenses. However, as a percentage of revenue, our operating expenses decreased slightly from 19.7% in the six months ended June 30, 2018 to 17.0% in the six months ended June 30, 2019.

Sales and marketing expenses. Our sales and marketing expenses increased by 38.6% from RMB19.8 million in the six months ended June 30, 2018 to RMB27.5 million (US$4.0 million) in the six months ended June 30, 2019, mainly due to an increase in our advertising expenses by 36.4% from RMB19.8 million in the six months ended June 30, 2018 to RMB27.0 million (US$3.9 million) in the six months ended June 30, 2019. This was primarily the result of an increase in marketing spending to attract listings from real estate sellers to our marketplace and to raise our brand recognition in the six months ended June 30, 2019. Our sales and marketing expenses accounted for 9.7% and 10.1% of our total operating expenses in the six months ended June 30, 2018 and 2019, respectively.

Product development expenses. Our product development expenses increased by 47.1% from RMB98.5 million in the six months ended June 30, 2018 to RMB144.8 million (US$21.1 million) in the six months ended June 30, 2019, primarily due to an increase in personnel-related expenses resulting from an increase in the average compensation of our employees during this period. Our product development expenses accounted for 48.4% and 53.2% of our total operating expenses in the six months ended June 30, 2018 and 2019, respectively.

General and administrative expenses. Our general and administrative expenses increased by 17.3% from RMB85.1 million in the six months ended June 30, 2018 to RMB99.8 million (US$14.5 million) in the six months ended June 30, 2019, primarily due to an increase in personnel-related expenses resulting from an increase in our employees as well as the average compensation during this period. Our general and administrative expenses accounted for 41.8% and 36.7% of our total operating expenses in the six months ended June 30, 2018 and 2019, respectively.

Income from operations

We had income from operations of RMB71.7 million (US$10.4 million) in the six months ended June 30, 2019, increased by 298.8% from RMB18.0 million in the six months ended June 30, 2018. Such improvement of our income from operations was primarily driven by the continued scaling of our business and the improvement of our operating efficiency through technology advancement.

Other income (expenses)

Our total other income increased by 57.8% from RMB19.4 million in the six months ended June 30, 2018 to RMB30.7 million (US$4.5 million) in the six months ended June 30, 2019, primarily due to an increase in government grants from RMB6.6 million in the six months ended June 30, 2018 to RMB13.3 million (US$1.9 million) in the six months ended June 30, 2019 and the interest income was RMB1.3 million (US$195 thousand) in the six months ended June 30, 2019, compared to an interest expenses of RMB2.6 million in the same period of 2018, partially offset by a decrease in gain on short-term investment from RMB4.7 million in the six months ended June 30, 2018 to RMB2.1 million (US$309 thousand) in the six months ended June 30, 2019.

Income tax expense

Our income tax expense was RMB2.0 million (US$297 thousand) in the six months ended June 30, 2019, compared to an income tax benefit of RMB222 thousand in the same period of 2018, primarily attributable to our enhanced profitability during the six months end June 30, 2019.

Net income

As a result, we had net income of RMB100.3 million (US$14.6 million) in the six months ended June 30, 2019, increased by 166.6% from RMB37.6 million in the six months ended June 30, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Our revenue increased by 26.9% from RMB1.8 billion in 2017 to RMB2.3 billion (US$332.4 million) in 2018, due to a growth in our revenue from base commission from transactions by 23.1% from RMB1.7 billion in 2017 to RMB2.0 billion (US$296.3 million) in 2018 and a growth in our revenue from innovation initiatives and other value-added services by 69.4% from RMB146.5 million in 2017 to RMB248.1 million (US$36.1 million) in 2018. The growth in our revenue from base commission from transactions was driven by an increase in the commission-based GMV facilitated in our marketplace in 2018. The growth of our revenue from innovation initiatives and other value-added services was primarily due to an increase in the sales incentive income in 2018.

Cost of revenue

Our cost of revenue increased by 27.4% from RMB1.4 billion in 2017 to RMB1.8 billion (US$263.0 million) in 2018, primarily due to the increase in the total commission fees as well as the commission rate payable to agents for the services they rendered.

Gross profit

As a result of the foregoing, our gross profit increased by 24.9% from RMB381.6 million in 2017 to RMB476.6 million (US$69.4 million) in 2018. Over the same periods, our gross margin remained largely stable.

Operating expenses

Our operating expenses increased by 5.4% from RMB386.5 million in 2017 to RMB407.3 million (US$59.3 million) in 2018, due to the increases in our sales and marketing expenses and product development expenses, and partially offset by a decrease in general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 53.7% from RMB38.5 million in 2017 to RMB59.1 million (US$8.6 million) in 2018, mainly due to an increase in our advertising expenses by 51.3% from RMB38.2 million in 2017 to RMB57.8 million (US$8.4 million) in 2018. This was primarily the result of an increase in marketing spending to attract listings from real estate sellers to our marketplace and to raise our brand recognition in 2018. Our sales and marketing expenses accounted for 10.0% and 14.5% of our total operating expenses in 2017 and 2018, respectively.

Product development expenses. Our product development expenses increased by 5.9% from RMB191.7 million in 2017 to RMB202.9 million (US$29.6 million) in 2018, primarily due to an increase in personnel-related expenses. Our product development expenses accounted for 49.6% and 49.8% of our total operating expenses in 2017 and 2018, respectively.

General and administrative expenses. Our general and administrative expenses decreased by 7.1% from RMB156.3 million in 2017 to RMB145.3 million (US$21.2 million) in 2018, primarily due to a decrease in the number of employees involved in searching and verifying property listings for our secondary property business. Our general and administrative expenses accounted for 40.4% and 35.7% of our total operating expenses in 2017 and 2018, respectively.

(Loss) Income from operations

We had income from operations of RMB69.4 million (US$10.1 million) in 2018, compared to loss from operations of RMB4.9 million in 2017. Our income from operations was primarily driven by the continued scaling of our business and the improvement of our operating efficiency due to our long-term investment in technology and product research and development.

Other income (expenses)

Our total other income increased by 396.1% from RMB7.9 million in 2017 to RMB39.1 million (US$5.7 million) in 2018, primarily due to an increase in share of profit from equity method investees from RMB2.9 million in 2017 to RMB19.6 million (US$2.9 million) in 2018. The increase also resulted from an increase in gain on short-term investments from RMB3.3 million in 2017 and RMB5.5 million (US$803 thousand) in 2018 and a decrease in net interest expense from RMB13.0 million in 2017 to RMB1.1 million (US$163 thousand) in 2018, and partially offset by a decrease in government grants from RMB12.4 million in 2017 to RMB8.8 million (US$1.3 million) in 2018.

Income tax expense

Our income tax expense increased by 87.4% from RMB2.4 million in 2017 to RMB4.4 million (US$646 thousand) in 2018, primarily attributable to the change in valuation allowance on our VIE’s tax loss carryforward and an increase in the profit of our small lending subsidiary.

Net (loss) income

As a result, we had net income of RMB104.0 million (US$15.2 million) in 2018, compared to a net income of RMB649 thousand in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Our revenue increased by 21.9% from RMB1.5 billion in 2016 to RMB1.8 billion in 2017, due to a growth in our revenue from base commission from transactions by 15.9% from RMB1.4 billion in 2016 to RMB1.7 billion in 2017 and a growth in our revenue from innovation initiatives and other value-added services by 194.1% from RMB49.8 million in 2016 to RMB146.5 million in 2017. The growth in our revenue from base commission from transactions was driven by an increase in the commission-based GMV facilitated in our marketplace and an increase in the commission rate in 2017. The growth of our revenue from innovation initiatives and other value-added services was primarily due to an increase in the sales incentive income in 2017.

Cost of revenue

Our cost of revenue increased by 13.6% from RMB1.2 billion in 2016 to RMB1.4 billion in 2017, primarily due to higher closed-loop GMV of transactions facilitated through our marketplace, which drove an increase in the total commission fees paid to agents for the services they rendered.

Gross profit

As a result of the foregoing, our gross profit increased by 67.1% from RMB228.4 million in 2016 to RMB381.6 million in 2017. Over the same periods, our gross margin increased from 15.5% to 21.2%, due to a significant decrease in project-based promotion and operational expenses and a change in our revenue mix, which resulted in a smaller increase in our cost of revenue compared to the growth of revenue.

Operating expenses

Our operating expenses decreased by 34.7% from RMB592.3 million in 2016 to RMB386.5 million in 2017, mainly due to the decreases in our general and administrative expenses and our sales and marketing expenses. This decrease was partially offset by an increase in product development expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by 60.9% from RMB98.3 million in 2016 to RMB38.5 million in 2017, mainly due to a decrease in our advertising expenses by 60.6% from RMB96.8 million in 2016 to RMB38.2 million in 2017. This was primarily the result of a decrease in marketing spending to attract listings from real estate sellers to our marketplace in 2017. Our sales and marketing expenses accounted for 16.6% and 10.0% of our total operating expenses in 2016 and 2017, respectively.

Product development expenses. Our product development expenses increased by 4.9% from RMB182.6 million in 2016 to RMB191.7 million in 2017, primarily due to an increase in personnel-related expenses. Our product development expenses accounted for 30.8% and 49.6% of our total operating expenses in 2016 and 2017, respectively.

General and administrative expenses. Our general and administrative expenses decreased by 49.8% from RMB311.3 million in 2016 to RMB156.3 million in 2017, primarily due to a significant decrease in the number of employees involved in searching and verifying property listings for our secondary property business. Additionally, as our property database reached a mature development stage, we were able to rely on automated data collection and verification and therefore reduced our number of employees involved in listing data collection and maintenance as well as the number of personnel who provide general and administrative support for listing sourcing and verification functions. Our general and administrative expenses accounted for 52.6% and 40.4% of our total operating expenses in 2016 and 2017, respectively.

Loss from operations

Our loss from operations decreased from RMB363.9 million in 2016 to RMB4.9 million in 2017. The decrease in our loss from operations was primarily driven by the continued scaling of our business and the improvement of our operating efficiency due to our long-term investment in technology and product research and development, which resulted in an substantial decrease in our sales and marketing expenses and general and administrative expenses.

Other income/(expenses)

Our other expenses decreased by 76.1% from RMB32.9 million in 2016 to RMB7.9 million in 2017, primarily due to a net interest expense of RMB13.0 million from short-term borrowings in 2017 compared to a net interest income of RMB4.7 million in 2016 as well as a decrease in gain on short-term investments from RMB12.1 million in 2016 to RMB3.3 million in 2017. We received government grants in the amount of RMB12.4 million in 2017 compared to RMB13.9 million in 2016. These grants were extended to support the growth technology companies in China and there were no specific performance obligations or terms. Any future grants are at the local governments’ discretion, and there is no assurance that we can continue to receive any government grants in the future.

Income tax expense

Our income tax expense increased by 111.8% from RMB1.1 million in 2016 to RMB2.4 million in 2017, primarily attributable to the full provision of valuation allowance on our VIE’s tax loss carryforward and an increase in the profit of our small lending subsidiary.

Net (loss) income

As a result, we had net income of RMB0.6 million in 2017 compared to a net loss of RMB332.1 million in 2016.

Seasonality

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal fluctuations in the real estate market. Typically, our revenue is lowest in the first quarter of each year, primarily due to the reduced number of transactions during the Chinese New Year holiday. Our revenue is typically higher during the fourth quarters of a year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for the ten fiscal quarters ended on the dates indicated. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments, that our management considers necessary for a fair statement of our financial position and results of operation for the quarters presented.

	For the Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2017				2018				2019
	(in RMB thousands)
Revenue	279,917	428,881	503,558	586,165	344,277	688,327	551,430	698,182	656,006	948,232
Cost of revenue	(214,369)	(339,645)	(407,065)	(455,854)	(276,357)	(534,906)	(442,627)	(551,698)	(534,519)	(726,006)

Gross profit	65,548	89,236	96,493	130,311	67,920	153,421	108,803	146,484	121,487	222,226

Operating expenses:
Sales and marketing expenses	(5,713)	(17,270)	(4,784)	(10,694)	(2,269)	(17,552)	(13,273)	(26,005)	(6,118)	(21,347)
Product development expenses	(55,080)	(46,501)	(34,585)	(55,496)	(45,654)	(52,809)	(50,902)	(53,512)	(65,736)	(79,082)
General and administrative expenses	(14,591)	(32,364)	(49,868)	(59,506)	(38,342)	(46,749)	(23,180)	(37,006)	(44,524)	(55,250)
Total operating expenses	(75,384)	(96,135)	(89,237)	(125,696)	(86,265)	(117,110)	(87,355)	(116,523)	(116,378)	(155,679)

(Loss) Income from operations	(9,836)	(6,899)	7,256	4,615	(18,345)	36,311	21,448	29,961	5,109	66,547

Other income (expenses):
Interest income (expense), net	445	(1,450)	(6,592)	(5,437)	445	(2,995)	(2,991)	4,423	1,456	(118)
Foreign currency exchange gain/(loss), net	(77)	(257)	(284)	(169)	(508)	681	544	(33)	(314)	340
Gain on short-term investments	665	558	691	1,341	3,071	1,611	694	136	510	1,612
Government grants	—	20	11,305	1,077	3	6,596	2,143	50	1,720	11,574
Other income	97	2,044	610	390	1,532	(843)	374	4,585	211	1,673
Share of (losses) profit on equity method investments, net of income tax	(798)	1,234	1,234	1,232	4,940	4,907	4,860	4,859	5,177	6,842
(Loss) income before income tax	(9,504)	(4,750)	14,220	3,049	(8,862)	46,268	27,072	43,981	13,869	88,470
Income tax expense	(1,696)	89	(1,270)	511	290	(68)	(733)	(3,922)	928	(2,960)

Net (loss) income	(11,200)	(4,661)	12,950	3,560	(8,572)	46,200	26,339	40,059	14,797	85,510

Notwithstanding the fluctuations of our quarterly results of operations, we have achieved significant revenue growth in the ten quarters ended June 30, 2019. Our quarterly revenue was primarily generated from base commission from transactions and innovation initiatives and other value-added services. Our revenue are generally lower during the Chinese New Year holiday season, which is typically in our first fiscal quarter ending March 31. Also, real estate sales in China are generally higher in the fourth quarter of each calendar year as sellers typically promote sales volume more heavily during this period. As a result, we generally generate more revenues in our fourth fiscal quarter ended December 31.

Our operating expenses generally increased in absolute amounts during the period from January 1, 2017 to June 30, 2019 due to the increases in the sales and marketing expenses, product development expenses and general and administrative expenses along with the growth of our business, but our quarterly operating expenses fluctuated from quarter to quarter. We experienced decreases in operating expenses in the third quarters of 2017 and 2018 as a result of the reduction in staff numbers and decreases in operating expenses in the first quarters of 2018 and 2019 as a result of the seasonality we experienced.

During each of 2017 and 2018, we incurred net loss in the first quarter and turned profitable in the subsequent quarters of that year, mainly because the first quarter is a typical low season for us as real estate marketplace participants are typically less active during the Chinese New Year holidays. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be applicable to, or be indicative of, our future operating results.

Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity have been private placements of preferred shares and debt financing obtained from banks. As of June 30, 2019, we had RMB760.4 million (US$110.8 million) in cash, cash equivalents and restricted cash. Our cash, cash equivalents and restricted cash primarily consist of deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of June 30, 2019, we had RMB228.4 million (US$33.3 million) restricted cash, which primarily consists of cash deposited with banks as collateral for borrowing from banks and bank balances held on behalf of home purchases. As of June 30, 2019, we had RMB20.6 million (US$3.0 million) in short-term investments. Our short-term investments consisted of investments in wealth management products which are redeemable by us at any time.

Our total current liabilities were RMB2.3 billion (US$334.4 million) as of June 30, 2019, which primarily included RMB1.5 billion (US$215.1 million) in accounts payable, RMB295.0 million (US$43.0 million) in short-term bank borrowings, RMB477.2 million (US$69.5 million) accrued expenses and other payables and RMB46.1 million (US$6.7 million) in customers’ refundable fees.

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness may result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in technology to support our growth, we may not be able to maintain a surplus or improve our working capital position beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and borrowing from commercial banks. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Corporate History and Structure—Contractual Arrangements with the VIE and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding company structure.”

A majority of our future revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiary may convert Renminbi amounts that it generates in its own business activities, including fees associated with the technology development and application services, operation maintenance services and marketing services pursuant to its contracts with our variable interest entity into foreign exchange and pay them to its non-PRC parent company in the form of dividends. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contribution to our PRC subsidiary. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

The following table sets forth our cash flows for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(177,286)	(674,426)	129,478	18,858	142,189	39,885	5,809
Net cash (used in) provided by investing activities	(194,911)	212,127	(349,859)	(50,963)	(182,422)	27,270	3,972
Net cash (used in) provided by financing activities	(2,407)	663,100	(268,100)	(39,053)	(273,500)	(100,000)	(14,566)
Net (decrease) increase in cash, cash equivalents and restricted cash	(327,434)	160,781	(469,405)	(68,376)	(312,038)	(33,861)	(4,933)
Cash, cash equivalents and restricted cash at the beginning of the year/period	1,430,276	1,102,842	1,263,623	184,067	1,263,623	794,218	115,691
Cash, cash equivalents and restricted cash at the end of the year/period	1,102,842	1,263,623	794,218	115,691	951,585	760,357	110,758

Operating Activities

Net cash provided by operating activities in the six months ended June 30, 2019 was RMB39.9 million (US$5.8 million). The principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB100.3 million (US$14.6 million) were a RMB527.6 million (US$76.9 million) increase in accounts receivable, partially offset by a RMB348.5 million (US$50.8 million) increase in accounts payable and a RMB51.7 million (US$7.5 million) increase in accrued expenses and other payables. The increases in accounts receivable and accounts payable were both due to the growth of our business. The increase in accrued expenses and other payables resulted from the increase in amounts due to equity method investees.

Net cash provided by operating activities in 2018 was RMB129.5 million (US$18.9 million). The principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB104.0 million (US$15.2 million) were a RMB534.8 million (US$77.9 million) increase in accounts payable and a RMB397.9 million (US$58.0 million) decrease in deposits with real estate developers, partially offset by a RMB564.3 million (US$82.2 million) increase in accounts receivable and a RMB344.5 million (US$50.2 million) decrease in accrued expenses and other payables. The increase in accounts payable was due to the increase in the commission payable to the agents. The increase in accounts receivable was due to the growth of our business. The decrease in accrued expenses and other payables was due to the decrease of down payments collected on behalf of secondary property sellers and the amount due to third party under collaborative agreements. We did not have deposits with real estate developers as of December 31, 2018, and all sales commitment arrangement with real estate developers pursuant to which we are required to purchase the unsold properties with real estate developers have been concluded by December 2018.

Net cash used in operating activities in 2017 was RMB674.4 million. The principal items accounting for the difference between our net cash used in operating activities and our net income of RMB0.6 million were a RMB641.5 million increase in accounts receivable and a RMB394.5 million increase in deposits with real estate developers, partially offset by a RMB338.4 million increase in accounts payable. The increases in accounts receivable and deposits with real estate developers were due to changes from collecting commissions from real estate buyers to from developers, the growth of our business and increase in deposit paid to real estate developers in exchange for our right to participate in certain exclusive selling projects. The increase in accounts payable was due to longer settlement period for agents in response to changes in our commission collection method.

Net cash used in operating activities in 2016 was RMB177.3 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB332.1 million were a RMB243.1 million increase in accrued expenses and other payables and a RMB52.0 million increase in accounts payable, partially offset by a RMB65.7 million increase in accounts receivable, a RMB58.1 million increase in prepayments and other assets and a RMB51.4 million decrease in receipt in customers’ refundable fees. The increases in accounts receivable, accounts payable as well as accrued expenses and other payables were due to the growth of our business. The increase in prepayments and other current assets was due to the growth in our small loan business in 2016.

Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2019 was RMB27.3 million (US$4.0 million), mainly comprising RMB159.0 million (US$23.2 million) in return of capital from equity method investees and RMB103.0 million (US$15.0 million) in cash proceeds from disposal of short-term investments, partially offset by RMB186.0 million (US$27.1 million) in investment in equity method investees.

Net cash used in investing activities in 2018 was RMB349.9 million (US$51.0 million), mainly comprising RMB1.3 billion (US$184.6 million) cash paid for short-term investments, RMB404.2 million (US$58.9 million) investment in equity method investees, and RMB8.4 million (US$1.2 million) for purchase of property, equipment and software, and partially offset by RMB1.2 billion (US$179.8 million) in cash proceeds from disposal of short-term investments and RMB148.9 million (US$21.7 million) in return of capital from equity method investees under the sales commitment arrangements.

Net cash provided by investing activities in 2017 was RMB212.1 million, mainly comprising RMB1.0 billion in cash proceeds from disposal of short-term investments and partially offset by RMB756.0 million cash paid for short-term investments, RMB63.0 million investment in equity method investees, and RMB4.6 million for purchase of property, equipment and software.

Net cash used in investing activities in 2016 was RMB194.9 million, primarily comprising RMB293.0 million in cash paid for short-term investments, RMB24.5 million for purchase of property, equipment and software, and RMB25.0 million cash paid for investment in equity method investees, partially offset by RMB143.6 million in cash proceeds from disposal of short-term investments.

Financing Activities

Net cash used in financing activities in the six months ended June 30, 2019 was RMB100.0 million (US$14.6 million), primarily comprising RMB395.0 million (US$57.5 million) in repayment for short-term bank borrowings, and partially offset by RMB295.0 million (US$43.0 million) in cash proceeds from short-term bank borrowings.

Net cash used in financing activities in 2018 was RMB268.1 million (US$39.1 million), primarily comprising RMB683.1 million (US$99.5 million) from repayment for short-term bank borrowings, and partially offset by RMB415.0 million (US$60.5 million) in cash proceeds from short-term bank borrowings.

Net cash provided by financing activities in 2017 was RMB663.1 million, comprising RMB663.1 million proceeds from short-term bank borrowings.

Net cash used in financing activities in 2016 was RMB2.4 million for the purchase of non-controlling interests.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property, equipment and software. Our capital expenditures were RMB24.5 million in 2016, RMB4.6 million in 2017 and RMB8.4 million (US$1.2 million) in 2018. Our capital expenditures were RMB2.1 million in the six months ended June 30, 2018 and RMB268 thousand (US$39 thousand) in the six months ended June 30, 2019. The decrease in our capital expenditures was mainly due to a slower pace of geographic expansion after 2016, and the increase in our capital expenditures from 2017 to 2018 was mainly due to the growth of our business. We did not make major purchases of property, equipment and software in the six months ended June 30, 2019. We intend to fund our future capital expenditures with our existing cash on hand and the proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

Operating Lease Commitments

The following table sets forth our contractual obligations as of December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(in RMB thousands)
Operating lease commitment(1)	17,974	14,091	3,515	126	242

(1)	Representing contractual operating lease obligations relating to our non-cancelable lease of offices and facilitates.

Rental expenses under operating leases were RMB39.5 million, RMB35.0 million and RMB18.5 million (US$2.7 million) in 2016, 2017 and 2018, respectively.

Sales Commitment Arrangements

Under certain exclusive sales commitment arrangements we entered into with developers, we were required to advance deposits and purchase any unsold properties at the end of the respective exclusive sales periods, which are referred to as self-commitment arrangements. We either financed the entire deposits with our own fund or by entering into separate collaborative agreements with funding partners that are either independent third parties or our equity method investees, to fully or partially fund the deposits required. As of December 31, 2016 and 2017, the balance of our advanced deposits was RMB3.4 million and RMB397.9 million, respectively, in accordance with the deposit requirements under these self-commitment arrangements. Under these self-commitment arrangements, we could also be required to make additional deposits, and such additional deposits are contingent upon the number of unsold properties, if any, after the balance sheet dates and through the end of exclusive sales period under sales commitment arrangement. Accordingly, they are not presented in a tabular form. All self-commitment arrangements were settled and all deposits previously advanced under these arrangements were fully refunded to us as of December 31, 2018. Since the beginning of 2018, we have not entered into any self-commitment arrangements with developers. Instead, we only entered into tri-party agreements with funding partners, who are also our equity method investees, and developers, a type of arrangements that also existed in 2016 and 2017 and is referred to as non-group commitment arrangements. Under the non-group commitment arrangements, the funding partners, rather than us, are required to advance developers the deposits and undertake to purchase any unsold properties from the developers.

Furthermore, we were committed to making capital investments in the amount of nil, RMB322.1 million and RMB616.9 million (US$89.9 million) as of December 31, 2016, 2017 and 2018, respectively, to our equity method investees, in connection with our investments in these investees as limited partners.

Except for the foregoing, we did not have any significant capital or other contractual commitments, long-term obligations or guarantees as of December 31, 2018.

Off-Balance Sheet Commitments and Arrangements

We have off-balance sheet commitments in connection with our investments as limited partner in certain limited partnerships which provide funds to fully or partially cover the deposits as required under the sales commitment arrangements with real estate developers and, in the case of tri-party arrangements, undertake to purchase any unsold properties from developers. For more details about the sales commitment arrangements, see “—Contractual Obligations—Sales Commitment Arrangements” above and note 2(m) to the consolidated financial statements included elsewhere in this prospectus.

These limited partnerships are designed such that the investors, including us, would make their respective initial equity capital payments based on the initial deposit amounts required under the sales commitment arrangements and are committed to making additional capital payments in several tranches scheduled based on the forecast sale plan and actual progress of properties sales throughout the exclusive sale period. The investors’ commitments to make additional capital payments to the limited partnerships are not reported as equity on the balance sheets of these limited partnerships. Given the design of the limited partnerships, we have determined that these limited partnerships are considered to be unconsolidated variable interest entities and we are not their primary beneficiary because we do not have the power to direct these limited partnerships’ activities that most significantly impact their economic performance. We have accounted for our investments in these limited partnerships under the equity method and these limited partnerships are treated as our equity method investees. As a limited partner, our maximum exposure to the losses arising from our investments in these limited partnerships, without regard to the probability of the losses actually occurring, is the aggregate amount of (i) the carrying amounts of our investments in these limited partnerships and (ii) the maximum amount of additional capital that we are committed to providing under the respective partnership deeds. As of December 31, 2016, 2017 and 2018 and June 30, 2019, our maximum exposure to the losses arising from our investments in these limited partnerships was RMB39.6 million, RMB409.4 million, RMB958.7 million (US$139.7 million) and RMB1.1 billion (US$153.9 million), respectively. As of the same dates, the aggregate balance amount of our capital investments to these limited partnerships was RMB37 million, RMB80.5 million, RMB317.6 million (US$46.3 million) and RMB344.6 million (US$50.2 million), respectively. See note 9 beginning on page F-36 and note 6 beginning on page F-71 to our consolidated financial statements included elsewhere in this prospectus for more information.

With the funds provided by these limited partnerships as advance deposits to developers under sales commitment arrangements, we obtain new property listings with exclusive selling rights from real estate developers and therefore earn commission fees and sales incentive fees from sales of these new properties. In return, we share the base commission fees and sales incentive fees with these limited partnerships based on agreed-upon percentages. In 2016, 2017 and 2018 and the six months ended June 30, 2019, the aggregate amount of base commission income and sales incentive income we generated from sales of properties under sales commitment arrangements with the involvement of limited partnerships with our investments was RMB128.8 million, RMB105.1 million, RMB246.6 million (US$35.9 million) and RMB107.6 million (US$15.7 million), respectively. In 2016, 2017 and 2018 and for the six months ended June 30, 2019, the amount which we shared with these limited partnerships out of the base commission income and sales incentive income we received from developers and was recognized as our cost of revenue amounted to RMB29.0 million, RMB55.3 million, RMB45.9 million (US$6.7 million) and RMB35.0 million (US$5.1 million), respectively. In 2016, 2017 and 2018 and for the six months ended June 30, 2019, we had cash outflows for investment in limited partnerships of RMB21.0 million, RMB61.0 million, RMB384.0 million (US$55.9 million) and RMB186.0 million (US$27.1 million), respectively, and cash inflows for return of capital from limited partnerships of RMB4.0 million, RMB17.5 million, RMB146.9 million (US$21.4 million) and RMB159.0 million (US$23.2 million), respectively.

Other than disclosed above, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. In addition, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

Holding Company Structure

Fangdd Cayman is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our variable interest entity and its subsidiaries in China. As a result, Fangdd Cayman’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, our variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher inflation rates in China in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, or IMF, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$86.5 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$14.00 per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.8650 for US$1.00 as of June 28, 2019 to a rate of RMB7.5515 to US$1.00, would result in an increase of RMB59.4 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.8650 for US$1.00 as of June 28, 2019 to a rate of RMB6.1785 to US$1.00, would result in a decrease of RMB59.4 million in our net proceeds from this offering.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. We do not expect rising or falling interest rates to have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures. In the course of auditing our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. In addition, an effective review of technical accounting matters was not performed, and comprehensive policies regarding US GAAP financial reporting is yet to be established. For example, we had inadvertently reflected in our previously issued consolidated financial statements for the years ended December 31, 2016 and 2017 the carrying values of the Redeemable Convertible Preferred Shares based on their estimated fair values as of the reporting period end. Subsequent to the issuance of our 2016 and 2017 financial statements, we determined that the carrying values of the Redeemable Convertible Preferred Shares should be determined based on the redemption amounts as stipulated in the relevant agreements, adjusted for accretion from the issuance dates to the earliest redemption dates. As a result, we restated our previously issued consolidated financial statements for the years ended December 31, 2016 and 2017. For details, please refer to note 2(b) to our consolidated financial statements included elsewhere in this prospectus.

In addition, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness, we have adopted measures to improve our internal control over financial reporting, including, among others: (i) forming our U.S. GAAP reporting and internal control team with qualified accounting and reporting personnel who have appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, (ii) adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, (iii) adjusting the classification of costs and expenses based on their natures for appropriate presentation under U.S. GAAP and SEC reporting requirements, (iv) upgrading our financial system to enhance its effectiveness and enhance control of financial analysis, (v) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (vi) organizing regular, appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Related to Our Business—We have identified a material weakness in internal control over financial reporting, and we cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in failure to accurately report our financial results or prevent fraud, or result in material misstatements in our financial statements which could require us to restate financial statements, or cause investors to lose confidence in our reported financial information and have a negative effect on the price of the ADSs.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley

Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Variable Interest Entities

We conduct the business in the PRC through Fangdd Network, a limited liability company established under the laws of the PRC. Fangdd Network holds the necessary PRC operating licenses for the real estate agency and online business. The equity interests of Fangdd Network (referred to as the “VIE”) are legally held by individuals who act as nominee equity holders of Fangdd Network on behalf of Shenzhen Fangdd. Fangdd Network entered into a series of contractual agreements with Shenzhen Fangdd and its legal shareholders, including Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement (collectively, the “Fangdd Network VIE Agreements”) on March 2014 and were subsequently amended to include registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when three equity holders transferred equity interests to other equity holders on 2017.

Pursuant to Fangdd Network VIE Agreements, we, through Shenzhen Fangdd, are able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of VIE, and has an exclusive option to purchase all or part of the equity interests in VIE when and to the extent permitted by PRC law at the nominal price. Our management concluded that Fangdd Network is our variable interest entity and Shenzhen Fangdd is the primary beneficiary of Fangdd Network. As such, the financial results of Fangdd Network and its subsidiaries are included in our consolidated financial statements.

Any changes in PRC laws and regulations that affect our ability to control Shenzhen Fangdd might preclude us from consolidating the Fangdd Network and their subsidiaries in the future. We will continuously evaluate whether we are the primary beneficiary of our variable interest entities as facts and circumstances change.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenue is recorded net of value-added taxes, business taxes and surcharges.

Commission income

Through our marketplace and services provided by agents as members in our marketplace, we earn commission revenue from real estate developers for sales transactions of primary properties and, to a lesser extent, from home owners for sales or rental transactions of secondary properties. For services rendered by the agents in completing the transactions, we pay those agents a commission fee. The real estate developers and home owners are collectively referred as the property owners. For each of the properties transactions, we enter into contracts with the agents (the “Agents’ Contracts”) and property owners (the “Properties Sales Contracts”) separately. As agents are involved in providing the services to the property owners, we consider all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties transactions in accordance with ASC 606-10.

We have determined that the company is a principal for the following reasons; (1) the Properties Sales Contract and the Agents’ Contract are negotiated and entered into separately between us, the property owner and the registered agent, respectively, at our discretion, and there is no contractual relationship between the property owners and the agents; (2) we negotiate with the property owners the total commission fee to be paid by them. We also determine the commission rate payable to the agents at our discretion without any involvement by the property owners; (3) pursuant to the Properties Sales Contracts, we are responsible for the sales or leasing of the properties. In particular, we are responsible to undertake the sales and marketing activities it considers necessary to induce the potential home purchasers to visit the sales center of the property and complete the purchase of properties from the real estate developers. We are entitled to a pre-determined commission income upon the signing of the sales and purchases agreements between the real estate developers and the home purchasers pursuant to the Properties Sales Contracts. Our project management team carries out a series of activities including sales data analysis, development of project sales strategy, resources allocation, assignment of agents, sales and marketing activities, and monitoring of the entire sales process; (4) we monitor registered agents’ services and provide them with instructions and guidelines in approaching and serving the real estate buyers.

Commission income for sales transactions of primary properties and rental transactions for secondary properties are recognized upon the signing of the sales and purchase agreements or rental agreements and making the required down payment by the home purchasers or tenants. Commission income for sales transactions of secondary properties are recognized when the transfer over legal title of ownership of the properties between the home owners and home purchasers are complete.

We also enter into certain arrangements with real estate developers pursuant to which potential home purchasers may pay us a fixed amount in return for a discount for their purchases of specified properties from the real estate developers. The fees paid by the home purchasers to us are fully refundable before the execution of the sales and purchase agreements between the home purchasers and the real estate developers. For these transactions, except for the fees received from the home purchasers, we are not entitled to any additional commission from the real estate developers. We recognize commission income in the amount of fees received from the home purchasers when our services are rendered upon the execution of the sales and purchase agreements between the home purchasers and the real estate developers. Fees received from home purchasers in advance of the revenue recognition are recorded as “Customers’ Refundable Fees” on the Consolidated Balance Sheets.

Fair value of our ordinary shares

We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares on various dates for the purpose of obtaining the fair value of stock options under the 2018 Plan.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

	Fair value of ordinary shares (US$)	Discount rate (%)	DLOM (%)
December 31, 2015	0.5	17.0	20.0
December 31, 2016	0.7	15.6	20.0
December 31, 2017	1.0	15.4	11.6
December 31, 2018	1.4	15.0	7.0
June 30, 2019	1.4	14.9	8.6
October 8, 2019	0.56	16.5	2.4

All the valuations set forth in the above table were performed on retrospective basis. We obtained a retrospective valuation instead of a contemporaneous valuation, because, on the various valuation dates, our financial and limited human resources were principally focused on our business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

As our primary approach in determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Discount rates

The discounted cash flow method of the income approach involves applying appropriate discount rates to discount the forecasted future cash flows to the present value. We have considered the weighted average cost of capital in determining an appropriate discount rate. Weighted average cost of capital is a calculation of a firm’s cost of capital in which cost of equity and cost of debt is proportionately weighted based on the Company’s target to equity ratio. We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability to achieve forecasted projections. In deriving the cost of equity, certain publicly traded companies involving similar business were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards online real estate businesses, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, or are publicly listed companies in the United States as we plan to list our shares in the United States. We calculated the cost of debt with reference to China’s Long Term Borrowing Rate as of the valuation dates.

Discount for lack of marketability

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM in 2015 and 2016, since timing of expected initial public offering is undetermined as of the valuation dates, a general DLOM of 20% is applied with reference to data in Analysis of SEC Institutional Investors Restricted Stock Study. We determining the DLOM in 2017, 2018 and 2019, the Finnerty’s Average Strike put options model was used. In this model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The increase in the value of our ordinary shares through 2015 and 2016 was primary attribute to the reduction of net loss in 2016 compared that in 2015.

The increase in the fair value of our ordinary shares through 2016 and 2017 was primarily attributable to the following factors:

•

Revenue of base commission from transaction grows from RMB1,426.0 million in 2016 to RMB1,652.0 million in 2017 and revenue from innovative initiative and other value-added services grows from RMB49.8 million in 2016 to RMB146.5 million in 2017; and

•	We turn from deficit in 2016 to profit in 2017, recording a net loss of RMB332.1 million in 2016 to net profit of RMB0.6 million in 2017.

The increase in the fair value of our ordinary shares through 2017 and 2018 was primarily attributable to the following factors:

•

Revenue of base commission from transaction grows from RMB1,652.0 million in 2017 to RMB2.0 billion (US$296.3 million) and revenue from innovative initiatives and other value-added services grows from RMB146.5 million in 2017 to RMB248.1 million (US$36.1 million) in 2018; and

•	We record a net profit of RMB104.0 million (US$15.2 million) in 2018, increased by 15,929% from RMB0.6 million in 2017.

The fair value of our ordinary shares as of December 31, 2018 and June 30, 2019 remained the same because the growth of our business during this period was consistent with the targets made at the end of 2018:

•

total revenue increased from RMB1,032.6 million in the six months ended June 30, 2018 to RMB1,604.2 million (US$233.7 million) in the six months ended June 30, 2019, which met the revenue growth target set by us at the end of 2018; and

•

net income increased from RMB37.6 million in the six months ended June 30, 2018 to RMB100.3 million (US$14.6 million) in the six months ended June 30, 2019, which met the net income growth target set by us at the end of 2018.

We use US$0.56 per share, which is the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, as the fair value of our ordinary shares as of October 8, 2019 due to the proximity of the grant date to the anticipated closing date of this offering. The decrease of the fair value of our ordinary shares from June 30, 2019 to October 8, 2019 reflected the current negative stock market sentiment, even though our growth during this period was consistent with the prior target.

Income taxes

Our current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Our deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive (loss) income in the period of change.

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in our consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessitates the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in income tax expense and general and administrative expenses, respectively. Total unrecognized tax benefits as of December 31, 2016, 2017 and 2018 and June 30, 2019 were RMB0.8 million, RMB3.7 million, RMB12.6 million (US$1.8 million) and RMB12.6 million (US$1.8 million), respectively.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods, and will be required to be applied either retrospectively or modified retrospectively. Early application of the guidance is not permitted. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. In 2016, the FASB and IASB issued several amendments and clarifications to the new revenue standards, including ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, primarily as a result of issues raised by stakeholders and discussed by the Transition Resource Group. Amendments were made to the guidance related to the principal versus agent assessment, identifying performance obligations, accounting for licenses of intellectual property, and other matters (such as the definition of completed contracts at transition, the addition of new practical expedients, and various technical corrections). As amended, the FASB’s standard is effective for public entities for the first interim period within annual reporting periods beginning after December 15, 2017 (nonpublic companies have an additional year). The FASB’s standard will allow early adoption, but no earlier than the original effective date for public entities (reporting periods beginning after December 15, 2016). We elected to early adopt the new standard in 2017 using the retrospective method.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred income tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We elected to early adopt the ASU 2015-17 in 2016 on a retrospective basis. The adoption of ASU 2015-17 did not have material impact on the Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” and issued certain technical corrections and improvements to the initial guidance within ASU 2018-03 in February 2018. ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. With respect to the our consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, these equity investments of us are required to be measured at fair value with changes in fair value recognized in net income. For those investments without readily determinable fair values, we will elect to record these investments at cost, less impairment, with subsequent adjustments for observable price changes. ASU 2016-01 is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2019. Non-public business entities can adopt the standard at the same time as public business entities, and both public business entities and non-public business entities can early adopt certain provisions. We applied the new guidance for the year ended December 31, 2018.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. We normally entered into operating leases for its office use. As disclosed in Note 20 of the Consolidated Financial Statements, we only had future minimum lease commitments under non-cancellable operating lease agreements of RMB18.0 million as of December 31, 2018. We believe that the adoption of ASU 2016-02 would not have a material impact on the Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-07 (“ASU 2016-07”), Investments—Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting, to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 “Investments—Equity method and Joint 161 Ventures” that an entity retroactively adopts the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor adds the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopts the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for the Company for the year beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this ASU has no material impact on the Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The ASU requires a retrospective transition method for each period presented. We elected to early adopt ASU 2016-18 (“ASU 2016-18”) as of the beginning of fiscal 2016. The statements of cash flows for the fiscal years ended December 31, 2016, 2017 and 2018, include restricted cash with cash when reconciling the beginning-of-period and end-of-period total amounts.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350). Under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. There is no impact on its Consolidated Financial Statements as the Company has no goodwill as of December 31, 2016, 2017 and 2018.

In February 2017, the FASB issued ASU No. 2017-05 Other Income—Gains and Losses from the Derecognition of Non-financial Assets (Subtopic 610-20). The amendments in this ASU clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance non-financial asset. The amendments define the term in substance non-financial asset, in part, as a financial asset promised to a counterparty in a contract if substantially all of the fair value of the assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in non-financial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in non-financial assets, then all of the financial assets promised to the counterparty are in substance non-financial assets within the scope of Subtopic 610-20. The amendments to this update also clarify that non-financial assets within the scope of Subtopic 610-20 may include non-financial assets transferred within a legal entity to a counterparty. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Management believe that this ASU has no impact on its Consolidated Financial Statements.

In November 2018, the FASB issued ASU 2018-18, which amended ASC 808 and ASC 606 to clarify that transactions in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer for a distinct good or service (i.e., unit of account). The guidance precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The guidance is effective for public business entities in fiscal years beginning after December 15, 2019, and interim periods therein, and for all other entities, in fiscal years beginning after December 15, 2020, and interim periods beginning the following fiscal year. Early adoption is permitted for entities that have adopted ASC 606. Management is currently evaluating the impact of this guidance on the Consolidated Financial Statements.

INDUSTRY

Unless otherwise indicated, all information and data provided in the section is cited from the industry report issued by Frost & Sullivan. Although we believe the data and information included in the Frost & Sullivan report to be reliable, we have not independently verified the accuracy or completeness of the information and data included therein. This section also includes projections based on a number of assumptions. China’s residential property and related industries may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs.

China’s Growing Residential Property Industry

The pace and scale of China’s economic growth has generated stable growth in the property industry. According to the International Monetary Fund, China’s nominal GDP increased from RMB59.7 trillion in 2013 to RMB88.6 trillion in 2018, representing a CAGR of 8.2%, and is expected to further increase to RMB131.7 trillion by 2023, laying a solid foundation for the continued growth of the property market.

The property market, especially for residential properties represents a sizeable share of China’s economic activity and has made a considerable contribution to overall economic growth. In 2018, the total market size of China’s residential property market, including property transactions and related services, has reached RMB21.5 trillion and is estimated to reach approximately RMB33.4 trillion in 2023, representing a CAGR of 9.2%, according to Frost & Sullivan. China’s residential property market can be further divided into four segments: (i) primary residential properties, (ii) secondary residential properties, (iii) residential property rentals and (iv) home decoration and renovation.

The size of primary residential property transactions has historically been the largest among all four segments, representing over 50% of the entire transaction value in China’s residential property market from 2013 to 2018. According to Frost & Sullivan, primary property transactions will continue to account for the largest share of residential property transactions in China in the next five years and are estimated to grow from RMB12.6 trillion in 2018 to RMB17.6 trillion in 2023, representing a CAGR of 6.9%.

Secondary residential properties and rental residential properties have historically been, and are expected to remain, the fastest growing segments in China’s residential property market in next five years. In particular, the market for secondary residential properties is estimated to grow from RMB5.1 trillion in 2018 to RMB10.0 trillion in 2023, representing a CAGR of 14.4%.

Transaction Value Segment Breakdown of China Residential Property Market, 2013 – 2023E

Note: Secondary residential properties transaction value is based on 100 cities sample in China

Source: Frost & Sullivan

Key growth drivers of residential property market in China include:

Increasing urbanization rate: The continued and rapid urbanization in China is expected to boost the demand for primary and secondary properties. The Chinese government has put a strategic focus on urbanization. According to Frost & Sullivan, the urbanization rate in China was 53.7% in 2013, and 59.6% in 2018 and is expected to reach 64.9% by 2023. In particular, migration to first- and second-tier cities allows workers to earn higher wages, further driving the demand for residential properties.

Growing disposable income: According to Frost & Sullivan, the per capita disposable income of urban residents in China is projected to grow from approximately RMB26.5 thousand in 2013 and RMB39.3 thousand in 2018 to RMB56.8 thousand in 2023, representing a CAGR of 7.6% from 2018 to 2023. The rise in per capita disposable income will continue to increase the demand for residential properties in China.

According to Frost & Sullivan, a massive property market in China has also facilitated a sizeable markets for other related services. The size of the property advertising market was RMB108.5 billion in 2018 and is estimated to reach RMB156.2 billion in 2023. The size of the housing loan facilitation market is estimated to be RMB88.2 billion in 2018 and RMB124.6 billion in 2023. The market size of the membership services of real estate platforms is estimated to be RMB20.2 billion in 2018 and RMB48.4 billion in 2023.

Increasing Importance and Economics of Real Estate Agents

Residential property agent services refer to various kinds of business services in the residential property industry, including selling, renting, evaluating, or managing residential properties. In China, residential property agent services are largely driven by primary and secondary properties transactions. The number of real estate agencies and agents reached 165 thousands and 1.7 million, respectively, in 2017, with approximately ten agents per each real estate agency on average.

The future growth of China’s residential property agent services is expected to be primarily driven by the growing residential property transaction market and increasing number of professional property agents. According to Frost & Sullivan, the growing residential property market in China will not only provide the agent service market with a solid transaction volume foundation but also cultivate a more professional residential property agent service market as agents gain more work experience and specialize.

Growth in Transaction Value through Agents

The residential property transactions are low-frequency and high-value in nature. The transaction process is often complex and needs to involve multiple non-transaction parties. An agent thus plays an essential role in helping property buyers to navigate through the process.

The value of primary and secondary property transactions facilitated through residential property agents in China was approximately RMB6.8 trillion in 2018, and is projected to reach RMB13.6 trillion in 2023, representing a CAGR of 15.1%.

Residential property agent services can be segmented into primary property services and secondary property services. The transaction value of services for primary properties has increased from approximately RMB0.6 trillion in 2013 to approximately RMB1.9 trillion in 2018, representing a CAGR of 25.2%. The transaction value of services for secondary properties has increased from approximately RMB3.0 trillion in 2013 to approximately RMB4.8 trillion in 2018, representing a CAGR of 9.7%.

The following chart shows the historical and projected transaction value of properties sold through residential property agents in China from 2013 to 2023.

Transaction Value of Property through Residential Property Agent Service, China, 2013 – 2023E

Source: Frost & Sullivan

The real estate industry undergoes cycles, largely driven by various macroeconomic factors such as interest rates, income growth, population growth, and government policies. However, top performing agents, given their expertise, experience and network, are generally able to capture opportunities and continue to grow throughout the cycle.

Due to the information asymmetry in the secondary residential properties market in China, agent services are largely indispensable, as evidenced by a penetration rate of approximately 95% for agent services in secondary residential properties transactions from 2013 to 2018. This penetration rate is expected to remain stable in the future, according to Frost & Sullivan.

While agent services accounted for only 15.3% of the total primary residential properties transactions in 2018, real estate developers in China are expected to increasingly rely on agents to market their primary residential properties. According to Frost & Sullivan, the penetration rate of agent service in primary residential properties market is estimated to increase from 15.3% in 2018 to 23.2% in 2023.

Growth in Commission Revenues

According to Frost & Sullivan, the overall commission revenues from residential properties transactions increased from RMB52.4 billion in 2013 to RMB124.1 billion in 2018, representing a CAGR of 18.8%. Commission revenues are expected to reach RMB343.6 billion in 2023, representing a CAGR of 22.6% from 2018. Driven by the increasingly active role that agents play in residential property transactions, the growth rate of overall commission revenues from 2013 to 2018 has outpaced and is expected to continue to outpace the growth rate of total transaction value of properties transacted through residential property agent service, implying an upward trend in commission rates.

Commission Revenues of Residential Property Transaction, China, 2013 – 2023E

Source: Frost & Sullivan

According to Frost & Sullivan, the average commission rate for new residential property transactions has remained stable at a level of 1.6% to 1.8% between 2013 and 2018, compared to 1.4% to 1.9% for secondary property transactions. The commission rate for primary property transactions is largely driven by the bargaining power of developers and property agencies. Developed property agencies with comprehensive networks generally command higher commission rate as their broader reach to real estate buyers enhances sales efficiency and lowers customer acquisition cost. As residential property agencies increase their efficiency and scale, the average commission rate for primary property transactions is expected to increase to 2.8% in 2023. The commission rate for secondary residential property transactions is largely driven by the volume of the transactions and competition among agencies. According to Frost & Sullivan, the overall average commission rate for secondary residential property transactions is expected to increase from 1.9% in 2018 to 2.4% in 2023.

Key Challenges of the Residential Property Agent Services Market

Regional: Professional agents operating locally face challenges in building their reputation in crowded local markets, reaching potential clients, distinguishing themselves from other property agents and cost-effectively promoting their qualifications and real estate listings.

Fragmented: Residential property agent services in China are highly fragmented. According to Frost & Sullivan, the average number of agents per agency in China was approximately 10, with 70% of the agencies employing fewer than 10 agents in 2017. In the same year, the top five property agencies employed 14% of all agents and facilitated 30% of all residential property transactions measured by transaction value in China. As the market is crowded with smaller players, independent platforms that can effectively provide extensive property information and unbiased market insights are uniquely positioned to help agencies overcome the challenges in accessing resources and improve the overall performance level of the residential property agent services market.

Lack of authentic and reliable listing: Unlike in the US, there is no centralized Multiple Listing Service or similar system in China, and agents are often hired on a non-exclusive basis. In addition, there is no established fee sharing mechanism in China, and property buyers are often responsible for all of the agency fees. In addition, property resources in China are often concentrated and difficult to obtain by agents. As a result, most of the listings are often inaccurate or posted without the owner’s consent, creating major obstacles for real estate buyers to find reliable information about properties or real estate professionals.

Insufficient information and tools to increase efficiency: Small and medium-sized agencies operate at very low efficiency due to limited and inefficient matching between resources and prospective real estate buyers. This results in slow revenue growth and high employee turnover. Furthermore, lack of financial resources also prevents small and medium-sized agencies from effectively using technology to increase efficiency and compete effectively.

Talent turnover: Employment in China’s residential property agent services market is generally associated with a high turnover rate. In 2017, the average age of residential property agents was 27, the average amount of relevant working experience was only about one year, and approximately 15% of agents have bachelor’s degrees or higher.

Rise of Online Residential Property Agent Services Platform

Empowered by property technologies that utilize cloud, big data, and AI, online residential property agent services platform enables real estate buyers to acquire information about residential properties online and provides business opportunities and transaction tools to agents. It spearheads a new form of agent service, merging the best of online and traditional property agent service model into an integrated online and offline transaction experience. Furthermore, these platforms are in the midst of revolutionizing traditional property agent service market to support technology-empowered transaction experience for both agents and real estate buyers. Through the network effects and efficiency improvement it creates, online residential property agent service platform will ultimately change how agents conduct their businesses and solves the pain points in traditional property agent services market.

Current Business Model of Online Residential Property Agent Services

Online residential property agent services platforms generally cover primary and secondary properties. Unlike offline property agencies, online residential property agent service platforms are open to all agencies and individual agents. There are two types of online agent service platforms: transaction-oriented and traffic-oriented. Transaction-oriented platforms, based on an established database of listings, enable property agents to execute more transactions and generate revenues from commission fees from real estate sellers and membership fees from agents. Transaction-oriented platforms migrate the major steps of property transactions to online. In contrast, traffic-oriented platforms are more focused on the traffic that attracts property agents to post listings and provides access to real estate buyers. Such platforms generate revenue mainly from advertising and membership fees.

For primary properties, real estate developers provide information on their newly developed properties to online platforms. Such information is then shared by the platforms with agents who market and sell the properties. Residential property agents generally pay platform operators to access additional potential buyers and expand the scope of their marketing and sales efforts. Real estate developers of primary properties pay a commission fee upon the closing of a transaction, which is shared between platform operators and real estate agents.

For secondary properties, sellers provide information on their properties through agents to the platforms, which will share the listings with paying residential property agents. Certain agents are even willing to pay a premium for additional potential buyers and exclusive listings. Upon the successful closing of a transaction, buyers in general pay commissions to agents.

Significant Future Addressable Market of Online Residential Property Agent Services Platform

According to Frost & Sullivan, the current addressable market of online residential property agent services platform is estimated to be approximately RMB17.7 trillion (US$2.6 trillion) in 2018, which derived from primary and secondary residential transactions. Driven by the increasing Chinese internet and mobile users and the evolution of the online residential property agent services platform itself, the future addressable market of online residential property agent services platform will continue to expand.

As a result of the soaring number of Chinese internet and mobile internet users, consumers are increasingly turning to online and mobile channels for property information. The market has also seen a continuous trend of migration towards online platforms as the residential property agents seek to build a more efficient and profitable business. According to Frost & Sullivan, majority of the residential property agents in China frequently attempt to acquire customers online.

The evolution of online residential property agent services platform itself will drive its sector growth and solve the aforementioned industry pain points. The early form of online residential property agent services platform is advertising based and simply links residential property agents and potential real estate buyers. However, such information exchange oriented platform has not been able to fix the aforementioned pain points in the residential property agent services market. As technology advanced, more business functions moved online—including established ones, such as digitization of authentic property listings and advertising and marketing for agents, and emerging ones, such as payment facilitations, residential property financing, data analytics support, and virtual property tour. And as the platform expands technology capabilities and innovative product offerings, it helps create new types of residential property agent services model, which takes all functions associated with property transactions and consolidates them online into a sprawling, data-driven ecosystem linking up all stakeholders in relation to property industry—developers and individual property owners, individual buyers, agents, financiers, other service providers such as renovation companies. This evolution will solve the pain points of residential property agent services market, providing a dynamic consolidated information sharing platform with broad property coverage, reliable listings, and extensive technology resources that empower the agents. The revolution will reshape China’s residential property agent services landscape, making the agent services vastly more economically efficient and customer-centric than ever before.

Key Success Factors

Authentic property database: A large number of reliable and authentic property listings are essential for an online real estate agent service platform to attract property buyers and agents. It is however time consuming and capital intensive to build a sizable database of authentic information and establish an ecosystem where agents are incentivized to post authentic listings. New market entrants currently face high barriers to access and build a broad inventory of property supplies.

Agent base: Agents serve a critical role in facilitating real estate transactions and guide real estate buyers throughout the transaction journey. Consequently, those platforms that are able to attract and retain capable agents enjoy considerable competitive advantages.

Technology expertise: The success of online real estate agency platforms depends on the reliability and innovation of technology infrastructure, which requires time to establish and continuous investment in research and development to maintain. Meanwhile, to provide real estate professionals with customized products and improved operational efficiency, strong data analytic capabilities and superior data quality are crucial to the success of online real estate agency platforms but are difficult for new entrants to develop in a short period of time.

Strong reputation: Due to the information asymmetry in the residential property market, in particular in the secondary properties market, and high transaction value per unit, real estate buyers tend to choose online real estate agent services platforms with well-established brand names and reputation. As a result, those reputable platforms will be able to attract quality agents that indirectly bring new traffic to their platforms.

Relationship with real estate sellers and buyers: Real estate sellers and buyers are essential in any residential primary property transactions. For the online real estate agent services platforms that facilitate those transactions, establishing and maintaining the relationships with real estate sellers and buyers play a critical role for the platforms to obtain sufficient properties resources and expand their operations.

Well-designed incentive mechanism: A well-designed incentive mechanism rewards competent property agents, encourages them to share authentic property listing, and nurtures their habits of making transactions on platform, creating a sustainable positive feedback loop based on a win-win case for both agents and platforms.

BUSINESS

Our Mission

Our mission is to make it easy for real estate agents to do business and empower them to achieve their dreams. We design products and services to help the agents on our platform grow and succeed.

Through innovative use of mobile internet, cloud and big data, we are a pioneer of the PropTech industry in China. We have fundamentally revolutionized the way real estate agents conduct business through our products and solutions that help to connect them with essential business resources, including customers, property listings, capital and transaction data. We empower agents to easily conduct business online, improve productivity and broaden the scope of their services.

Our Solutions

Two of our co-founders, our chief executive officer and chief operating officer, started their careers as real estate agents in China decades ago. They witnessed inefficiencies in real estate transactions first-hand and as a result, felt the need to improve the transaction experience. Real estate transactions, unlike other types of consumer purchases, are significant decisions for both buyer and seller and often involve complex transaction processes. Agents are more experienced at navigating these processes and with the appropriate support and resources, uniquely qualified to help consumers with their decisions. Our third co-founder, who is also our chief technology officer, has decade-long experience in internet and technology. Together our three co-founders established our company in 2011 to improve the way agents run their business through technology.

We are a leading PropTech company in China, operating the largest online real estate marketplace in China, as measured by the number of registered agents in our marketplace as of December 31, 2018, according to Frost & Sullivan. Of the approximately 2.0 million real estate agents in China, more than 911,000 were on our platform as of December 31, 2018, representing a penetration rate of over 45%.

To address the challenges faced by agents and to make real estate transactions easy, we have built, from the ground up, a suite of modular products and services powered by technology that simplify traditionally cumbersome processes in real estate transactions and allow agents and agencies to effectively grow their businesses. We provide agents with a dashboard to manage their clients, listings and transactions history online with ease. We also connect agents with essential business resources through a smart matching system and provide them with both insights and direct access to business intelligence tools to analyze data and optimize the running and management of their businesses.

A critical element of our solutions is our property database. This database is one of the largest of its kind in China according to Frost & Sullivan. As of June 30, 2019, we had 131 million properties in our database, covering homes listed for sale or for rent as well as those not currently on the market and verified through a comprehensive internal process.

Our technology-empowered products and services are easy-to-use and intuitive. As agents improve the way they conduct business and manage their day-to-day operation through the use of our products and solutions, they become increasingly dependent on our tools and services to source and execute real estate transactions. This enables us to develop an agent-centric, open platform and build a marketplace where real estate agents complete transactions.

When agents open their online shops in our marketplace, we create unique profiles for them. Over time, we update and populate these profiles based on their history on our platform, performance and expertise. With these profiles, we are able to better understand the needs of these agents and tailor our products and services for them. For example, we match agents with the most suitable listings as well as buyers, sellers, landlords and renters. The relevant of our recommendations increases the likelihood of successful transactions on our platform.

We strive to be a one-stop shop for real estate agents and real estate transactions. In addition to facilitating transactions, we also provide access to providers of transaction-related services such as third-party financial institutions. This has enabled our ecosystem to grow vibrantly and sustainably.

The following diagram illustrates our platform, its participants and how we operate it to enjoy significant network effects over time.

Five-Step Formula for Continued Growth

Our approach to helping agents do business can be broken up into five steps. This innovative model has helped drive our success to date, and we believe it will continue to drive both our own success as well as the development of the industry as a whole in the future.

First, we help agents move their traditionally offline businesses online. Through innovative use of technology and data, our marketplace allows third-party real estate agents to establish online shops, conduct their business and to complete transactions online using a comprehensive suite of technology-driven products and services. We also help connect these agents to other agents, buyers and sellers of properties, and other transaction-related service providers. As an independent marketplace, we do not hire our own agents and avoid conflicts of interest with the agents on our marketplace. Instead, we provide the tools necessary to facilitate transactions and encourage marketplace participants to actively engage with one another. As of June 30, 2019, our marketplace had approximately 1,071,000 registered agents.

Second, we empower agents to do more business in a better way through our technology-empowered products and solutions. In addition to providing the infrastructure to facilitate transactions and a forum for agents and other marketplace participants to engage with one another, we provide customized products and solutions that help agents enhance the efficiency of their combined operations and do more online. For example, we have built a unique agent ranking system that helps establish an agent’s credibility and brand, based on both actual performance and user ratings. Using this system, we are able to effectively match agents with the most relevant property listings, buyers, sellers and tenants based on each agent’s individual strengths, track record, and ratings. In 2018, we had 317,342 active agents on our marketplace.

Third, in addition to helping agents manage their businesses, we facilitate transactions directly on our platform. Our innovative business model has made “closed-loop transactions” possible — a term we use to describe a process whereby the major steps of a real estate transaction are facilitated through or completed in our marketplace. Not only do we provide agents with access to local and cross-regional and intra-city listings and buyers, but we also provide the services and tools required to complete transactions. As a result, as agents more effectively and actively engage in our marketplace, more transactions are facilitated through our marketplace. The closed-loop GMV completed on our platform increased by 53.9% from RMB73.9 billion in 2017 to RMB113.7 billion (US$16.6 billion) in 2018, and by 100.2% from RMB45.6 billion in the six months ended June 30, 2018 to RMB91.3 billion (US$13.3 billion) in the six months ended June 30, 2019.

Fourth, we monetize transactions and the relationship that we have with our agents. Through our marketplace and value-added services, we generate two types of revenue — commission-based revenue and revenue from various innovation initiatives and other value-added services (see Revenue Sources). As transaction volume increases, agents continue to use the products and services that we provide, move more of their business online, and increasingly rely on our tools and resources to complete transactions. As a result, we are able to more effectively monetize our relationship with the agents and the transactions facilitated or completed in our marketplace.

Fifth, we continue to improve and innovate our technology, products and services to improve the overall marketplace experience as well as broaden our revenue opportunities. As a result of the transactions that we facilitate and the data that we accumulate, we have a deep understanding of our marketplace participants and a holistic view of their needs. This allows us to continuously innovate, provide additional products and services including other transaction-related services and attract new marketplace participants.

Our Value Propositions to Marketplace Participants

Our marketplace provides unique value propositions to key participants in real estate transactions, namely agents, buyers and sellers.

Value propositions to real estate agents

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Extensive and integrated real estate solutions. We help agents and agencies grow their online business with integrated tools and services and provide access to an extensive collection of listings, customers and other resources to help agents reduce the cost of doing business and expand their scope of operations. In 2018 and the six months ended June 30, 2019, our marketplace offered new properties for sale from 1,855 and 1,895 development projects, respectively. In addition, we offered approximately 1.2 million secondary property listings in more than 220 cities as of June 30, 2019. We also allow agents to serve a cross-regional consumer base and connect with other marketplace participants.

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Independent online transaction marketplace. We enable agencies and agents to establish their online presence and integrate it with their offline operations. We are independent and do not employ our own agents and thus avoid conflict of interests with the registered agents in our marketplace. We allow all agents to utilize our tools and services to conduct business and complete transactions efficiently in our marketplace.

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Rating system for building brand and credentials. Through our agent ranking system which consolidates agents’ transaction histories, reviews and consumer ratings, we enable agents and agencies to build their own brand and professional reputation as they conduct more business in our marketplace and compete for consumers more fairly and effectively.

Value propositions to real estate buyers

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Reliable listings and property information. We offer real estate buyers one of the largest verified property database in China with detailed data on each property including transaction history, pricing trend, and neighborhood information. We ensure the authenticity of listed properties through a verification process that includes automated online data scanning, owner verification and cross-agent verification.

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Trustworthy and best-suited agents. With approximately 1,071,000 agents on our marketplace as of June 30, 2019, consumers have an extensive range of agents to choose from that match their individual needs and preferences. We also use AI and data analytics to recommend suitable agents based on a buyer’s specific needs. Moreover, we monitor and regulate the quality of our agents’ services, offer comprehensive and transparent agent information including all of agents’ transaction histories, reviews and ratings to help consumers find trustworthy and capable agents.

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Transparent and flexible pricing. Our marketplace rules ensure all agent fees are transparent. Consumers can compare commission rates across agents and pay for only the services that they need and choose.

Value propositions to real estate sellers

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Wide selection and precise matching of capable agents. We offer real estate sellers, both developers and individual sellers, access to our extensive agent base and the most suitable agents for their specific listings based on the agents’ location, expertise and client base. Through these agents, we provide real estate sellers with access to buyers who are more likely to be interested in the properties on sale. As a result, sellers can sell their properties faster and at better prices in our marketplace.

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Accurate property value assessments. We facilitate sellers’ decision-making processes by providing them with accurate property valuation, based on proprietary modeling and analysis of our massive property database and listings, transaction records and understanding of buyer interest.

Value propositions to other transaction-related service providers

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Access to more opportunities with other marketplace participants. Our marketplace connects service providers with other marketplace participants including agents, buyers and sellers who have needs for transaction-related services and provides them with incremental revenue opportunities.

Our Revenue Sources

Our main revenue sources are revenue from base commission from transactions and revenue from innovation initiatives and other value-added services.

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Revenue from Base Commission from Transactions. We earn revenue from real estate sellers and buyers for commission-based transactions in our marketplace. We pay a large portion of our commission revenue as fees to agents. We generated commission-based GMV of RMB68.6 billion, RMB73.9 billion and RMB88.6 billion (US$12.9 billion) in our marketplace in 2016, 2017 and 2018, respectively. We generated commission-based GMV of RMB35.3 billion and RMB56.7 billion (US$8.3 billion) in our marketplace in the six months ended June 30, 2018 and 2019, respectively. In

2018 our typical commission rates before paying the agents for their services range from 2% to 4%. Our revenue from base commission from transactions increased by 15.9% from RMB1.4 billion in 2016 to RMB1.7 billion in 2017, and further by 23.1% to RMB2.0 billion (US$296.3 million) in 2018. Our revenue from base commission from transactions increased by 67.9% from RMB915.4 million in the six months ended June 30, 2018 to RMB1.5 billion (US$223.9 million) in the six months ended June 30, 2019.

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Revenue from Innovation Initiatives and Other Value-Added Services. We also derive revenue from innovation initiatives and other value-added services primarily provided in relation to transactions facilitated on our platform such as sales incentive income, franchise income, financial services income, loans facilitation services and revenue from other value-added services rendered to the registered agents and market participants. Our revenue from innovation initiatives and other value-added services increased by 194.1% from RMB49.8 million in 2016 to RMB146.5 million in 2017 and further by 69.4% to RMB248.1 million (US$36.1 million) in 2018. Our revenue from innovation initiatives and other value-added services decreased by 42.7% from RMB117.3 million in the six months ended June 30, 2018 to RMB67.2 million (US$9.8 million) in the six months ended June 30, 2019.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Largest Technology-empowered Online Real Estate Marketplace in China with Significant Network Effects

We are a leading PropTech company in China, operating China’s largest online real estate marketplace as measured by the number of registered agents as of December 31, 2018, according to Frost & Sullivan. As of December 31, 2018, our marketplace had over 911,000 registered real estate agents out of the 2.0 million agents in China from agencies of all sizes.

Through the use of technology and selective deployment of offline resources, our business model is highly efficient and scalable. Additionally, our products and tools are user friendly, and our marketplace enjoys powerful network effects through the interactions between various participants. These interactions are mutually reinforcing and create value for all participants in the market place. As agents join our marketplace, they bring and attract buyers, sellers as well as other service providers, resulting in more transactions facilitated in our marketplace. As more transactions occur, we are able to attract more marketplace participants and further improve the quality of the information available in our marketplace and the overall marketplace experience. This establishes a virtuous cycle that benefits all participants. As we continue to improve our operations through training and standardization of our business and operations, our overall efficiency also continues to improve.

As network effects take hold and transactions increase, revenue opportunities also increase. Our revenue grew by 21.9% from RMB1.5 billion in 2016 to RMB1.8 billion in 2017, and further by 26.9% to RMB2.3 billion (US$332.4 million) in 2018 and our revenue grew by 55.4% from RMB1.0 billion in the six months ended June 30, 2018 to RMB1.6 billion (US$233.7 million) in the six months ended June 30, 2019. In addition, we significantly improved our operating leverage by decreasing our operating expenses as a percentage of revenue from 40.1% in 2016 to 21.5% in 2017, to 17.8% in 2018 and further to 16.9% in the six months ended June 30, 2019. Our closed-loop GMV per employee grew from RMB17.8 million in 2016 to RMB34.6 million in 2017, and further to RMB84.5 million (US$12.2 million) in 2018, and grew from RMB34.6 million in the six months ended June 30, 2018 to approximately RMB58.3 million (US$8.9 million) in the six months ended June 30, 2019. Our revenue per employee grew from RMB0.4 million in 2016 to RMB0.8 million in 2017, and further to RMB1.7 million (US$246 thousand) in 2018, and grew from RMB784 thousand in the six months ended June 30, 2018 and RMB1.0 million (US$155 thousand) in the six months ended June 30, 2019. The average number of agents served per employee grew from 134 in 2016 to 322 in 2017, and further grew to 677 in 2018, and grew from 570 in the in the six months ended June 30, 2018 to 684 in the in the six months ended June 30, 2019. As a result of our innovative business model, growing scale and network effects, we turned profitable in 2017 and continued to be profitable in 2018 and the six months ended June 30, 2019.

Independent Real Estate Platform Free of Conflicts of Interest

We operate an independent platform and it is one of the key reasons behind our success and growth. We do not employ our own agents and hence avoid conflicts of interests that may exist between a platform’s self-employed agents and third party agents. Oftentimes, platforms with self-employed agents may prioritize access to listings or resources for their own agents. Instead, we focus on empowering the agents on our platform and provide the tools necessary for them to actively engage with others and to succeed in running their businesses. This makes our platform highly attractive to all agents as we put their needs first and help them succeed.

Extensive and Verified Online Property Database and Listings

We provide agents with access to an extensive and continuously updated collection of primary, secondary and rental listings. These listings are part of our vast and expanding database of 131 million properties across China as of June 30, 2018, including those currently listed for sale or for rent, and those not currently on the market. This database was built over several years and was one of the largest of its kind in China as of June 30, 2018, according to Frost & Sullivan. Over the past few years we have devoted significant financial and human resources to continually expanding this property database, through both automated data scanning as well as agents’ and property owners’ contributions. To ensure the accuracy of our database, we undertake verification procedures including using big data algorithms to perform cross-checks and internet data searches as well as conducting owner and cross-agent verification.

Additionally, our listings span more than 100 urban centers and satellite cities in China. As of June 30, 2019, the Company’s listings covered 30 provinces and municipalities directly under the central government, all of the first-tier cities and more than 200 other cities in China. For primary properties, we have built a substantial network with major real estate developers, engaging with more than half of the top 100 developers in China. In 2018 and the six months ended June 30, 2019, our marketplace offered new properties for sale from 1,855 and 1,895 development projects, respectively. In addition, we offered approximately 1.2 million secondary property listings as of June 30, 2019, most of which were contributed by agents and property owners.

Innovative Closed-Loop Online Real Estate Transaction Model

Unlike other listing-based real estate websites, our innovative business model has made “closed-loop transactions” possible — a term we use to describe a process whereby the major steps of a real estate transaction are facilitated through or completed in our marketplace. We have also helped make completing real estate transactions easier, in part by moving many of the steps of the traditional transaction process online. From aggregating and recording transaction-related data including listings, and information about sellers, buyers, and agents, to creating an online payment system for real estate commissions, the key steps of real estate transactions can be completed through our marketplace.

As agents form the habit of using our marketplace in their transactions, become more reliant on the tools and resources we offer and gradually build up their online record and brand image, they conduct more business and complete more transactions in our marketplace. In 2016, 2017 and 2018, our agents facilitated closed-loop transactions with a GMV of RMB68.6 billion, RMB73.9 billion and RMB113.7 billion (US$16.6 billion), respectively. In the six months ended June 30, 2018 and 2019, our agents facilitated closed-loop transactions with a GMV of RMB45.6 billion and RMB91.3 billion (US$13.3 billion), respectively.

Powerful Technology Infrastructure and Data Insights

Secure and reliable technology is the foundation of our platform. We have invested heavily since our inception to develop our robust and scalable infrastructure to support the substantial daily volume of transactions, data, and interactions among platform participants.

Our platform generates a significant amount of data from the interactions on our platform and the transactions that we facilitate. Moreover, given our scale, we have a holistic view of the market, including supply, demand and pricing trends. These data provide us with valuable insights and help us provide customized products and services, match agents with listings, buyers and sellers, and facilitate transactions.

Experienced and Visionary Team

We believe our growth is largely attributable to the experience, industry knowledge and technological and operational strength of our senior management team, who have been working together since the founding of our Company. Our chief executive officer, Yi Duan and our chief operating officer, Xi Zeng have approximately two decades of experience in the real estate sector in China and bring their deep understanding of the industry to our business. Our third co-founder, Jiancheng Li, is also our chief technology officer. He has a strong background in technology and has been pivotal in helping establish our technology capabilities and infrastructure. We have also assembled highly talented technology R&D and business teams with prior experience at leading technology companies including Google, Tencent, and Baidu as well as the top real estate developers and service providers including Centaline and Vanke.

Our Strategies

We aim to maintain and strengthen our position as the largest online real estate marketplace in China. We intend to focus on the following key strategies in pursuit of our goal:

Attract and retain more agents and improve their performance

We will continue to attract and retain agents through our strong offline service capabilities and innovative products. In particular, we have a dedicated technology team focusing on innovation and agent performance improvement.

Expand and deepen our property database and listings

We plan to continue deepening our property database to maximize coverage of the market in china. Moreover, we aim to further expand quality primary, secondary and rental property listings on our marketplace and enhance our presence in China’s growing metropolitan clusters. We intend to engage with more local agents in cities where we have not established direct operations to source additional listings and further enlarge our secondary and rental property listings in existing cities. We will also continue to verify listings through automated and manual verification, including reporting by agents and users.

Continue to attract property listings by empowering agents

Though our investments in technology and big data, we will continue to improve our analytics capability on listings and agents data. We aim to provide more accurate listings information to buyers by analyzing transaction history, neighborhood listings, pricing volatility and better match buyers with the most suitable agents.

Diversify and expand our value-added product and service offerings

As our marketplace grows, we intend to continue to invest in and offer more innovative products and services catering to the specific needs of agents and improve their operational efficiency in all types of real estate transactions as well as their overall marketplace experience. We also intend to attract more third-party transaction-related service providers to our marketplace to expand our value-added product and service offerings.

We plan to broaden our financial services scope by introducing more third-party financial institutions to our marketplace and develop more products tailored for the marketplace participants’ needs, such as borrowing and insurance.

Continue to innovate, upgrade our technology and enhance our database, as well as attract more property listings

We will continue to invest in technology and product development to improve the value of our products and services and enhance our capability to seamlessly provide one-stop services to all marketplace participants. In particular, we intend to further expand and advance our products and solutions to help our agents manage and grow their businesses.

We will further improve the quality of our data including ensuring that our property database is accurate and up-to-date. Additionally, by deepening our data insights through improved analytic capabilities, including AI and big data algorithms, we will be able to better match agents with listings, buyers and sellers as well as improve the relevancy and diversity of our marketplace functions including providing customized information to marketplace participants based on their individual profile. Moreover, we intend to further develop our property valuation system.

Attract, retain and motivate talent

Our business depends on the continued contribution of our talented employees. We will continue to invest in identifying, hiring, developing, retaining and motivating highly skilled personnel for all parts of our business, including engineers and product developers that serve critical functions in the development of our products and services and our marketplace.

Our Real Estate Solutions

We offer agencies and agents foundational management systems and tools for their online operation, including our core management system, online shop functionalities, agent verification system, agent ranking system, real estate information solutions and other online sales and marketing solutions.

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Core management system: our core management system, accessible from PC and mobile applications, enables agencies and agents to efficiently perform their daily operation such as managing listings, serving real estate buyers and cooperating with other marketplace participants, empowering agencies and agents to conduct their business efficiently.

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Online shop: our online shops are innovative features that allow agents to post listings and their services online, connect and serve more real estate buyers and real estate sellers, and integrate their online and offline operations with our management system.

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Agent verification system: we have established a comprehensive agent verification system. Every agent’s identity has been verified upon registration and each has a unique permanent identification number in our marketplace.

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Agent ranking system: our comprehensive agent ranking system enables agents to build proven track records based on their performance and reviews received, establish confidence and trust from real estate sellers and buyers and compete favorably against those who do not have an established online presence. The rating system also helps us retain and develop top performing agents in our marketplace.

•	Real estate information solutions: we provide key real-estate related information to agents, such as property and neighborhood information, transaction history, data and other market insights.

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Online sales and marketing solutions: our marketplace offers agents flexible marketing tools that allow our agents to promote their listings on WeChat, Weibo and other major social media platforms in China.

Our Marketplace

Our marketplace is agent-centric, open and empowers real estate agents to complete transactions by providing them with extensive verified listings, access to genuine real estate buyers, sellers, landlords and renters, transaction facilitation services and data analytic products. Our marketplace provides one-stop services and connects real estate agents, real estate buyers, real estate sellers, financial institutions and other service providers as part of a vibrant ecosystem and a self-reinforcing network.

Marketplace Participants

Real Estate Agents

Agents are at the center of our marketplace. We have developed a rigorous set of rules to effectively regulate and manage agent activities in our marketplace. Our onboarding procedures ensure that we engage with capable and trustworthy agents. After agents set up their online shops in our marketplace, we continuously guide them and monitor the quality of their services. For example, we typically sign a strategic cooperation agreement with agencies and require agencies and their agents to follow our guidance in their sales and commission process. We also develop specific sales strategies based on our research and data analysis results, and closely follow agents’ performance in serving real estate buyers. If agents are found to be non-compliant with our policies and instructions, we provide further guidance and issue warnings or take punitive measures for significant violations in certain cases. Agents are also required to report the status of each transaction so that we can offer in-time and customized strategies, such as asking them to follow up with real estate buyers at regular intervals. We also offer a detailed performance analysis, such as an agent’s sales conversion rate calculated as the number of completed transactions divided by the number of visits by real estate buyers within a period of time, to help agents identify their strengths and weaknesses and further improve their operational efficiency.

We believe the performance and quality of services that agents in our marketplace provide is crucial to our success. Our dedicated service team is well trained in our marketplace’s functionalities and services offerings and provides agents with training to help them better utilize our marketplace functions and tools. In addition, we provide project-based training, including training on property-specific information and sales skills, to further support our agents’ sales activities and enhance their ability to complete transactions in our marketplace.

We work with agents through real estate agencies of all sizes. The number of real estate agents who have registered in our marketplace increased from 516,152 as of December 31, 2016 to 687,736 as of December 31, 2017 and 911,101 as of December 31, 2018, and further to 1,070,747 as of June 30, 2019. Moreover, the number of closed-loop agents in our marketplace increased from 24,127 in 2016 to 26,752 in 2017 and 39,452 in 2018, and increased from 14,391 in the six months ended June 30, 2018 to 30,071 in the six months ended June 30, 2019. The number of agents who subscribed to our paid products and services increased from 3,928 in 2016 to 6,353 in 2017 and 99,228 in 2018, and increased from 19,034 in the six months ended June 30, 2018 to 60,791 in the six months ended June 30, 2019. Our revenue has been primarily generated from closed-loop agents. Revenues from non-closed-loop agents only contributed a small portion of the valued-added service revenue during the historical periods.

Real Estate Sellers

We established business relationships with more than half of the top 100 developers in China ranked by China Index Academy, in 2018. Our massive agent database and precise agent profiles and matching capabilities allow us to recommend the most suitable agents to developers based on their specific experience, expertise and client bases. For example, if an agent has been working mostly with young professionals in Shanghai, our marketplace will match the agent with moderately-sized apartments in Shanghai’s central districts instead of multi-storied houses in suburbs that require hours of commuting to the city center. We frequently receive from developers preferable terms, such as above-market commission rates. In 2018, our typical commission rates before paying the agents for their services range from 2% to 4%, compared to the industry average of 1.6% to 1.7%, according to Frost & Sullivan. We facilitated a significant number of new property online sales among real estate platforms in China by offering new home listings from 1,855 and 1,895 development projects in 2018 and the six months ended June 30, 2019, respectively.

As we help developers access a wider real estate buyer base and sell their properties faster, we have obtained new property listings with favorable terms such as exclusive selling rights. To obtain these favorable terms, we partner with financial funding partners, who are also our equity method investees, to pay deposits or pay deposits to real estate developers ourselves. We consult with local agents to ensure the quality of the listings before committing to underwriting. In the rare cases where we failed to sell all of the underwritten properties within the agreed upon term, we negotiated with developers to extend our underwriting period or otherwise modify or terminate the agreement without penalty. By obtaining exclusive rights to sell new properties, we offer unique listings to agents in our marketplace and earn additional fees because of the discounted intake price. See “Risk Factors—Risk Related to Our Business and Industry—We have entered into sales commitment arrangements with real estate developers and funding partners to sell primary properties, which may expose us to financial and regulatory risks and may materially adversely affect our financial condition and results of operations.”

Based on our big data analytic capabilities and our extensive resources, we also serve other real estate sellers and enable them to post their listings, access to a wide real estate buyer base, search for the most suitable agents and conduct transactions efficiently in our marketplace. Because of the transaction efficiency achieved in our marketplace, we continue to attract real estate sellers to post their listings in our marketplace.

Real Estate Buyers

We continue to attract real estate buyers, both directly and through our agents, to our marketplace as we further grow our extensive listing and agent database. The number of registered real estate buyers in our marketplace grew from 2.4 million as of December 31, 2016 to 3.7 million as of December 31, 2017, to 4.6 million as of December 31, 2018 and further to 4.9 million as of June 30, 2019. As an agent-centric marketplace where real estate agents frequently participate in real estate transactions, we attract real estate buyers mainly through our reliable and extensive property listings, transparent agent information and the transaction efficiency agents achieve in our marketplace. Under our agent-focused business model, we provide verified and continuously updated database with our core management system to help real estate agents serve real estate buyers and empower them to conduct their business more efficiently. The potential real estate buyer filtered by real estate agents have higher possibilities in becoming our customers and completing the transactions. The conversion rate of primary listings from appointment to visit was approximately 33% in 2018, while the conversion rate of primary listings from visit to transaction completion was approximately 21% over the same period. In 2018, our marketplace facilitated 91,558 closed-loop transactions completed or managed by real estate agents, totaling RMB113.7 billion (US$16.6 billion) in GMV, which was a 53.9% increase from RMB73.9 billion in 2017. In the six months ended June 30, 2019, our marketplace facilitated 73,133 closed-loop transactions completed or managed by real estate agents, totaling RMB91.3 billion (US$13.3 billion) in GMV, which was a 100.2% increase from RMB45.6 billion in the six months ended June 30, 2018.

Other Services Providers

We continue to expand our partnership with other services providers to further enhance our ecosystem. Since 2018, we have started assisting financial institutions in making informed lending decisions by providing them with our rich, agent-specific data, such as transactional and operational history, to complement their credit-assessing models. We also leverage our extensive network and agent base to connect real estate services providers with agents so that they can gain access to real estate buyers, residents, tenants and landlords who have formulated needs for other home services. By including financial institutions and real estate services providers into our ecosystem, we further enhance our marketplace’s ability to provide one-stop services to agents and real estate buyers.

Property Database and Listings

Our marketplace maintains a verified and continuously updated database that covers 131 million properties in China as of June 30, 2019. We established the infrastructure of our property database through an on-site collection process that consolidated existing property data in all major urban areas in which we operate. After we have recorded the properties into our database, we continue to update and expand our database through automated data scanning as well as through agents and property owners who contribute information to our marketplace. We also leverage our extensive relationship with major developers throughout China to closely monitor new development projects in key urban areas.

When we receive new listing information, we compare the information with existing data in our database to filter out those that are inconsistent. We have also developed and strictly follow a verification procedure, including automatic data analytics algorithms, owner interviews and cross-agent verification to ensure the reliability and authenticity of any new listing information. If information of a single property is submitted by more than one agent in our marketplace, we will filter out any entry with information that is inconsistent with the other ones. We will then confirm with the property owner that the agent is posting with the owner’s consent. Only after these steps are followed will the property information be stored in our database. We further maintain the authenticity and accuracy of our property database through strict enforcement of marketplace rules, under which agents who are found to have posted fraudulent information could be barred from using our marketplace in the future. We provide real estate agents and real estate buyers with a comprehensive set of home-related information that include value information, pricing history and neighborhood details.

Mobile Applications and Websites

Our mobile real estate applications and websites provide real estate agents and real estate buyers with mobile, on-location access to our products and services, property listings and extensive home-related data. Through our mobile applications, for example, an agent who just obtained a secondary property listing can upload and share the property’s information, pictures and a recorded video home tour in our marketplace. Real estate buyers can contact a real estate agent through our mobile applications to get more information or schedule a showing. In 2018, our websites and mobile applications attracted 34.8 million buyers and tenants. When calculating the number of unique visitors, we distinguish users by unique devices and IP addresses. If a user visits our marketplace with the same device or the same IP address multiple times, these visits are counted as one visit. If a user visits our marketplace with different devices and different IP addresses, these visits are counted as multiple visits.

Our main mobile applications, “Duoduo Sales,” which provides products and services to real estate agents, “Duoduo Cloud Agency,” which enables agencies to easily manage their business, and “Fangduoduo”, which provides products and services to real estate buyers and sellers, are designed to run on both iOS and Android operating systems.

•	Duoduo Sales

Duoduo Sales provides real estate agents with instant access to our marketplace functionalities and allows them to conduct transactions on the go. Agents can access our extensive primary and other property listings, large real estate buyer base and marketplace products and services such as shared listings, data analytic tools, premium marketplace functions and AI-based marketplace assistance. It also helps individual agents evaluate online business performances by showing the number and sources of real estate buyers who have visited the agent’s profile, listings posted, shared and sold by the agent and the number of postings that share the agents’

listings, profile or other content in the marketplace. Moreover, Duoduo Sales works seamlessly together with our WeChat-based applications, allowing agents to reach their real estate buyer base directly through WeChat postings and other targeted content-sharing activities.

•	Duoduo Cloud Agency

Duoduo Cloud Agency provides a suite of tools and services, enabling agencies to migrate business management from offline to online with higher operating efficiency. With the comprehensive authority matrix that is specifically designed for the real estate agency business, an agency may customize its management system according to its own needs. Duoduo Cloud Sales connects agents to our comprehensive property database and large buyer base, allowing them to source, manage and complete transactions online. In addition, by tracking agents’ activities and aggregating business data, Duoduo Boss provides agency managers with an real-time overview of all the on-going business activities within the organization, while Business Intelligence Reports enables them to run multidimensional analysis and visualize such analytical results in a variety of ways.

•	Fangduoduo

Fangduoduo provides personalized services to potential real estate buyers and sellers in more than 150 cities in China as of June 30, 2019. These services include primary and secondary listings, vacation properties and real estate market news and pricing information. Real estate buyers and sellers can preview new and secondary property information filtered by neighborhood, price range and size, contact real estate agents, and review housing market news. They will also see a list of recommended properties selected by our data analytical algorithms based on their behavioral patterns.

•	Website

Our main website, www.fangdd.com, automatically directs visitors to the local version of our website and offers real estate agents and real estate buyers region-specific real estate news, information, property data and access to shared-interest online communities. We believe that providing information that is tailored and specific to local conditions is a key element of our website’s ability to attract local agents, real estate buyers and other market participants.

Our Services

We offer two categories of services to help agents conduct their business more effectively in our marketplace: real estate transaction facilitation services and other marketplace products and services.

Transaction Facilitation Services

Based on agents’ activities and transaction data in our marketplace, we identify the best-performing agents and further empower them by offering key business resources to facilitate their transactions and help them further develop their business. The transaction facilitation services we offer, such as comprehensive training and guidance and exclusive listings and real estate buyer base, enable agents to conduct more business online and expand their regional or business line focuses, improve their operational efficiency and increase the number of transactions completed, which in turn generate more closed-loop GMV in our marketplace.

•	Exclusive resources:

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Exclusive listings: we form cooperation agreements with real estate sellers to obtain exclusive selling rights to some projects and offer these exclusive listings to agents in our marketplace. As we provide agents with unique access to new properties, they are able to conduct more transactions and generate more commission income in our marketplace.

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Exclusive home purchaser resources: based on our big-data analysis of agents’ specific listings and expertise, we match individual agents with real estate buyers who are more likely to be interested in the agent’s services, empowering agents to conduct business more efficiently and complete more transactions.

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Cross-regional business opportunities: building on our marketplace’s national coverage, we enable agents to identify business leads and conduct transactions across the country. With our extensive nation-wide listings and targeted data and home purchaser analysis, we significantly reduce the difficulties for agents to conduct cross-regional business. As we break down the traditional geographic barriers, agents are able to generate more business volume and conduct more transactions.

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AI-empowered operation assistance tools: based on the rich data generated in our marketplace and our big-data analytic capabilities, we provide intelligent tools such as precise matching of agents, real estate sellers and purchases and listings.

Other Marketplace Products and Services

Building on the transaction scenarios and the unique and extensive resources integrated in our marketplace, we offer agents and other marketplace users innovative value-added products and services. These products and services further facilitate real estate transactions and thus contribute to the overall transaction volume in our marketplace. As we continue to attract other marketplace participants and drive innovation initiatives in our marketplace, we also further diversify our income sources. The innovative value-added products and services we offer include:

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Financial products: by cooperating with third-party financial institutions, we provide financial products that cater to the needs of our marketplace participants and support transactions facilitated through our marketplace;

•	Premium access and functionality services: we provide agents with a variety of premium information access and marketplace functions on a three-month or longer subscription basis, including:

•	prioritized and broad access to selected listings and registered real estate buyers that correspond to each agent’s specific expertise;

•	competitive commission rates from real estate sellers or buyers; and

•	early commission payments and early rental payments, which ensure agents’ liquidity and business efficiency;

•	Festimate services: we provide current property valuation as well as property valuation forecast based on the massive database we have on our platform; and

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Comprehensive training and guidance: we provide both online and offline training and guidance to agents, helping them better understand and use our marketplace functionalities and improve their operational efficiency. We also provide project-specific training sessions that introduce property features, sales targets and strategies, and commission settlement process. In addition, we frequently organize on-site training to ensure our agents have sufficient understanding of the projects and client-serving capabilities.

Technology Systems and Infrastructure

We are a data- and technology-driven platform. Our platform is built on an infrastructure with comprehensive functionalities that support the entire lifecycle of real estate transactions from initial users acquisition and leads generation to listing management and transaction workflow management, and further to payment and closing management. Empowered by our platform infrastructure, we have developed our database and AI and big data-driven technologies specifically for our agent and transaction focused business model. Our platform provides participants with access to extensive data and powerful data analytic tools and is designed to be highly scalable while maintaining a high level of data security.

Data Processing and Analytics

We generate extensive data from platform activities and our proprietary data processing system is the foundation of our business. Once the original property and platform behavioral data is collected, we store, cleanse, structure and encrypt data for modeling exercises in an aggregated and anonymized fashion. Our system delivers speed and scalability, providing data and analytics support across our product and service offerings. Our big data analytics engines can perform real-time analytics as well as utilize offline algorithms to make relevant and targeted content and service recommendation to platform users.

We have optimized our database structure to make it more suitable for AI and machine learning processes. We have developed comprehensive profile systems of agents and real estate buyers on our platform based on their viewing and transaction histories and other platform activities. We also use artificial intelligence-powered algorithms such as content-based collaborative filtering to predict a platform participant’s interests based on analyzing the preferences of multiple participants and to construct big data recommendation engines. Our big data analytic capabilities enable us to achieve data fusion across business scenarios upon our core database and provide our platform participants with highly efficient, intelligent and tailored data analytics services. Our team of data scientists and engineers works continually to optimize our proprietary analytical models and improve our analytic capabilities. For example, to ensure the authenticity of our listings, we improved traditional deep learning algorithms by using the machine learning technique of deep neural network model to identify inaccurate or fraudulent listing information. We also use machine learning to value properties, order listing display and generate relevant real estate headlines for platform users.

Data Security and Privacy

We consider the protection of the personal privacy of each of our platform users to be of paramount importance. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data protection program. We gain access to vast amounts of behavioral data through real estate transactions completed in our marketplace and products and services used by our marketplace participants, and we encrypt and store the data on our own and third-party cloud servers, which are protected by firewalls. We connect real estate buyers with suitable agents and, other than basic contact information, we do not provide individual real estate buyer’s information to any agent, or vice versa, in our marketplace.

We employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all user data in encrypted format and have a team of professionals who participate in new product and feature development and are dedicated to the ongoing review and monitoring of data security practices. In addition, our core data can only be accessed through computers designated for authorized use. We maintain data access logs that record all attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary to their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt. See also “Risk Factors—Risks Related to Our Business and Industry—Historically there have been occurrences of unexpected network interruptions and security breaches, including “hacking” or computer virus attacks. Such disruptions in the future would cause delays or interruptions of service, damage our reputation and result in a loss of users of our products, which could harm our business, operating results, and financial condition.”

Research and Product Development

We invest substantial resources in research and product development to improve our technology, develop new products that are complementary to existing ones and find ways to better support real estate professionals and other marketplace participants. As of June 30, 2019, we had 474 software and product development personnel, constituting more than 32.5% of all company employees. Our research and product development teams are primarily organized into five groups: (1) software engineers that develop and implement products and services and our operations support personnel, (2) big data engineers that monitors and builds our database and data processing platform, (3) data scientists that conduct data modeling and algorithm researches, (4) product and user experience developers that research into, create and manage new products, and (5) site reliability engineers that ensure the availability, stability, reliability and security of our entire technology platform.

Sales and Marketing

We rely on our agent network for real estate buyer-side marketing and have not relied heavily on advertising. Our sales team is responsible for engaging with real estate agents and marketing our products and services. We have built a sales and marketing team that is experienced in the internet, real estate and finance industries. As of June 30, 2019, our sales and marketing team consists of 933 persons located in 24 cities across China. As of the date of this prospectus, we also invite local agents in 67 cities to become franchise partners, who promote our business model to other local agents for a share of fees, in order for us to broaden our reach into lower-tier cities while maintaining our asset-light structure.

Employees and Training

As of June 30, 2019, we had 1,655 employees, including 474 software and product development personnel and 933 sales and marketing personnel in our corporate offices in 24 cities and headquarters in 17 cities. As of December 31, 2016, 2017 and 2018, we had 2,754, 1,402 and 1,353 employees, respectively.

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and meritocracy. We design and implement in-house training programs tailored to each job function to enhance performance. We strongly emphasize training programs designed to improve the sales and marketing skills of our sales staff. Specific training is also provided to new employees at orientation to familiarize them with our working environment and operational procedures.

As required by laws and regulations in China, we participate in various employee social security schemes that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for a period between nine months and two years after the termination of his or her employment, provided that we pay, during the restriction period, compensation that equals to 30% of such personnel’s average salary in the 12 months preceding the termination.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material disputes with our employees in our history.

Intellectual Property

Our copyrights, trademarks, trade secrets, domain names and other intellectual property are important to our business. We rely on intellectual property laws and contractual arrangements with our key employees and others to protect our intellectual property rights. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

As of the date of the prospectus, we own two registered patents, 49 registered copyrights (including 38 registered software copyrights), 221 registered trademarks in China and ten registered domain names. Our two registered patents will expire in 2022 and 2033, respectively. Our registered trademarks will expire in the next three to nine years and we intend to renew the terms before expiration. The term of protection for our registered copyrights is fifty years, expiring on December 31 of the fiftieth year from the initial publication date of such copyrights. Our registered domains will expire between March 2020 and November 2021 and we intend to renew the terms before expiration. Our patents and copyrights form the core of our technology infrastructure and allow us to develop innovative products and services to drive our competitive advantages. Our trademarks and domains are crucial for our reputation, brand recognition and marketing activities.

Competition

We face direct and indirect competition from players in the residential property agent service market in China, which include, according to Frost & Sullivan, (i) companies with agent focused business model that primarily monetize through facilitating transactions for agents, such as Lianjia, (ii) companies with user and listing focused business model that mainly monetize through advertisement from user traffic, such as Fang and 58.com., and (iii) companies with developer focused business model that mainly monetize by providing outsourcing and consulting services to developers, such as E-House and World Union. We compete favorably with these companies primarily based on our unique ability to attract real estate agents and real estate buyers to our platform and control and improve their performance. We compete for real estate professionals based on the quality and quantity of business leads and services we provide, the breadth, depth and accuracy of information, and brand awareness and reputation. We compete for real estate buyers with our dynamic and extensive verified listings and our transparent and trust-worthy agent base. We also compete for qualified employees with skills and experience related to technology, internet, sales, real estate services, and advertising industry.

Our other competitors at the national level include traditional real estate brokerage companies. We have also faced, and may continue to face, competition from regionally focused players providing regional real estate listings together with localized services. In addition, we compete with other companies that offer e-commerce, listing and similar services. We believe we compete favorably against our competitors given our efficient agent-focused business model, immense and verified property database and extensive geographic coverage. See “—Our Strength.”

Facilities

Our principal executive office is located at Shenzhen High-tech Industrial Park, with approximately 1,884 square meters of office space. Our headquarter has been at this location since 2014. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time in the future, be subject to various legal and administrative proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. See “Risk Factors—Risk Related to Our Business and Industry—We have in the past been subject to legal proceedings and we may continue to be subject to these proceedings from time to time. If the outcome of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

REGULATION

As the internet real estate services industry in China is still evolving, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future PRC laws and regulations, including those applicable to our industries. See “Risk Factors—Risks Related to Doing Business in China—The PRC legal system contains uncertainties, which could limit the legal protections available to you and us.” And this section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013 and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, as amended on September 3, 2016, and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, as amended on February 19, 2014. In September 2016, the National People’s Congress Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-owned Enterprise Law of the People’s Republic of China, which changes the previous “filing or approval” procedure for foreign investments in China. Except for the industries listed in the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which was promulgated by MOFCOM and NDRC on June 28, 2018 and became effective on July 28, 2018, foreign investments in business sectors are therefore no longer subject to special administrative measures that require application for approval, instead, only a filing is required. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016 and amended on July 30, 2017 and on June 29, 2018, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law implements the administrative system of pre-entry national treatment plus negative list to foreign investment. Pursuant to the Foreign Investment Law, national treatment shall be applied to the foreign investment beyond to the negative list to be promulgated by the State Council.

Pursuant to the Provisions for Guiding the Foreign Investment Direction promulgated by the State Council on February 11, 2002 and effective on April 1, 2002, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted and prohibited shall be listed in the Catalog of Guidance on Industries for Foreign Investment, or the Catalog. Projects with foreign investment that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted projects with foreign investment. The permitted projects with foreign investment shall not be listed in the Catalog. On July 28, 2018, the Negative List replaces the special administrative measures for the access of foreign investment specified in the Catalog. On June 30, 2019, MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2019 version), or the Catalog (2019) and the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2019), or the Negative List (2019), both of which became effective on July 30, 2019 and supersede the Catalog and the Negative List, while the policy for the real estate development remains the same. Fields not included in the Negative List (2019) shall be managed according to the principle of equal treatment of domestic and foreign investment.

Regulation on Value-Added Telecommunications Services

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulation, was issued by the PRC State Council, which was amended and became effective on February 6, 2016, as the primary governing law on telecommunication services by PRC companies. The Telecom Regulation draws a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Catalog of Telecommunications Business (2015 Revision), or the Telecommunication Catalog, was issued as an appendix to the Telecom Regulations to categorize telecommunications services as basic or value-added, and information services via public communication networks such as fixed networks, mobile networks and Internet are classified as value-added telecommunications services. According to the Telecommunication Catalog, value-added telecommunication services include online data processing and transaction processing business, internet information services business and other value-added telecommunication services.

On March 1, 2009, the Ministry of Industry and Information Technology, or the MIIT, issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures were later amended on July 3, 2017 and the amendment took effect on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services, or the value-added telecommunications license. The license granted will set out the operation scope of the enterprise which details the permitted activities of such enterprise. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its value-added telecommunications license. In addition, a value-added telecommunications license holder is required to obtain approval from the original permit-issuing authority in respect of any change to its shareholders.

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in February 2016, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the industry.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i)PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all value-added telecommunications enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were later amended in January 8, 2011. Under the Internet

Measures, a value-added telecommunications license shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their value-added telecommunications licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. In addition, as the internet information service providers, under the PRC Tort Liability Law, which became effective in July 2010, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulations on Mobile Internet Applications

In June 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps.

Pursuant to the Mobile Application Administrative Provisions, a mobile internet app provider shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end and must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

Regulation on Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress, or the NPC, promulgated the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, competent authorities may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the PRC Criminal Law lastly amended in November 2017, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

The PRC Cyber Security Law, promulgated on November 7, 2016 and effective on June 1, 2017, prohibits individuals or entities from obtaining personal information through theft or other illegal ways or selling or otherwise illegally disclosing personal information. The PRC Cyber Security Law requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. Any violation of the provisions and requirements under the PRC Cyber Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Our VIE, as an internet information services provider, is therefore subject to the regulations relating to information security. Our VIE has adopted data security, data recovery and backup measures to comply with these regulations. See “Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effects on our reputation, and discourage current and potential clients from doing business with us.”

Regulation Relating to Real Estate Brokerage and Agency

According to the Law of the PRC on Administration of Urban Real Estate, which is promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on July 5, 1994 and lastly amended on

August 27, 2009, the real-estate intermediary agencies include real-estate brokerage agencies. Real-estate intermediary agencies are required to have: (a) their own names and entities; (b) fixed premises to offer services; (c) necessary property and fund; (d) adequate number of professionals; and (e) other conditions stipulated by laws and administrative regulations.

In April 2001, the Ministry of Construction promulgated the Management Methods on the Sale of Commercial Houses. When real-estate developers entrust intermediary agencies to sell commercial houses, the entrustee agencies shall be those legally incorporated and granted industrial and commercial business licenses. The real-estate developers shall sign written commissioning contract with the intermediary agencies to specify the commissioning period, commissioning rights, and rights and obligations of the client and entrustee. The entrusted intermediary agencies shall present the buyer relevant certificates and selling commissioning letter of the commercial houses. When selling commercial houses, the entrusted intermediary agencies shall introduce to the buyer authentic housing information. The entrusted intermediary agencies shall never sell non-conforming commercial houses. The entrusted intermediary agencies are never allowed for any charges beyond the commission when selling the commercial houses. Only those salespersons that have undergone professional training are allowed to engage in the commercial house selling business.

According to the Administrative Measures for Real Estate Brokerage, promulgated on January 20, 2011 and amended on March 1, 2016 by the Ministry of Housing and Urban-rural Development, NDRC and Ministry of Human Resources and Social Securities, the real-estate brokerage agencies and their branches shall file with the construction (real-estate) supervising department of the local municipality/city/county within 30 days after obtaining the business license. The construction (real-estate) supervising department of the local municipality/city/county shall publish the name, residence, legal representative (executive partner) or responsible person, registered capital and real-estate brokers of the agencies and their branches. The real-estate brokerage services shall be uniformly undertaken by real-estate brokerage agencies, with the service remunerations collected by the agencies collectively. Branches shall undertake businesses in the name of the parental real-estate agencies. Real-estate agents are never allowed to undertake agent services in his/her own behalf. Real-estate agencies and agents are never allowed to: (a) counterfeit and disseminate the price-up information, or gang up with real-estate developers or operators to reserve premises for higher price and manipulate the market price; (b) conceal the real housing transaction information from the interested parties, and earn price discrepancies between lower buy-in price and higher sell-out (rent) price; (c) solicit business through improper means such as concealing, fraud, coercing or bribing, or lure/force real estate buyers into transaction; (d) disclose or improperly use the personal information/business secret of real estate buyers to seek unjust profits; (e) for illegal purposes such as evasion of property transaction tax, sign contracts of different prices for the same house; (f) change the internal structure of the house and divide them for rental; (g) embezzle and misappropriate the property transaction capital; (h) buy or rent his/her own agented house; (i) offer brokerage services to non-conforming indemnificatory houses or prohibited-for-sales houses; and (j) conduct other behaviors prohibited by laws and regulations.

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry as jointly promulgated and implemented on July 29, 2016 by the Ministry of Housing and Urban-rural Development, NDRC, MIIT, People’s Bank of China, SAT, State Administration for Industry and Commerce and China Banking Regulatory Commission, governmental departments impose stricter supervision upon real-estate sales agencies. Such agencies are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the real-estate competent department and prepare specification of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not concealing the mortgage status of the property or concealing other relevant information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appointed. Property information shall be removed within 2 working days upon its sale or rent.

Regulations on Small Loan Business

Pursuant to the Guiding Opinions on the Pilot Operation of Small Loan Companies promulgated by the CBRC and the PBOC on May 4, 2008, to apply for setting up a small loan company, the applicant shall file an application in due form with the competent department of the provincial government, and, upon approval, it shall apply to the local administrative department for industry and commerce for handling the registration formalities and get the business license. The Guiding Opinions on the Pilot Operation of Small loan Companies and other relevant regulations impose various requirements on the small loan company and its business, such as the requirements with respect to the corporate structure, the major sources of funds of a small loan company, the loan interest ceiling, the floor interest rate and the percentage of the balance of the capital borrowed from banking financial institutions.

Pursuant to the Notice on Implementation Plan for Specific Rectification for Risks in Small Loan Companies Conducting the Online Small Loan Business issued by relevant authority in December 2017, local branches of the P2P Online Lending Working Group conducted examination and inspection of online small loan companies that concluded by the end of January 2018. Depending on the inspection results these local regulatory authorities may require the online small loan companies they inspected to take rectification measures within specified periods, may revoke the operation approvals of non-compliant companies and may order non-compliant companies to cease business operations.

Regulations on Intellectual Property Rights

Copyright

On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was amended in 2001 and 2010. The implementing regulations of the PRC Copyright Law was promulgated in 2002 and amended in 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing the copyright related matters. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among others, are entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

The State Council and National Copyright Administration, or the NCA, have promulgated various rules and regulations relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of the date of this prospectus, we have registered copyrights to 38 software programs in China.

Domain Name

On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. In accordance with the Measures on the Regulation of Domain Name Disputes promulgated by the CNNIC, which became effective on September 1, 2014, domain name dispute can be resolved by a domain name dispute resolution institution recognized by the CNNIC. As of the date of this prospectus, we own 10 domain names in China.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the State Administration for Industry and Commerce handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this prospectus, we own 221 trademarks in China.

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. We own two patents as of the date of this prospectus.

Regulations on Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the PRC Tort Law, which became effective on July 1, 2010. Under the PRC Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the PRC Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulations Related to Employment

Labor Law and Labor Contracts

According to the Labor Law of the PRC promulgated on July 5, 1994 and amended on August 27, 2009 and December 29, 2018, enterprises shall establish and perfect their system of work place safety and sanitation, strictly abide by state rules and standards on work place safety, and educate employees in labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with statutory standards. Enterprises and institutions shall provide employees with a safe work place and sanitation conditions which are in compliance with relevant laws and regulations of labor protection.

The Labor Contract Law of the PRC promulgated on June 29, 2007 and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the PRC promulgated on September 18, 2008 set out specific provisions in relation to the execution, the terms and the termination of a labor contract and the rights and obligations of the employees and employers. At the time of hiring, the employer shall truthfully inform the employee as to the scope of work, working conditions, working place, occupational hazards, work safety, salary and other matters which the employee requests to be informed about.

Dispatched Employees

According to the Interim Provisions on Labor Dispatch issued on January 24, 2014 and implemented on March 1, 2014 by the Ministry of Human Resources and Social Security, the employers should strictly control the number of labor dispatch workers, and the number of the dispatched workers shall not exceed 10% of the total amount of their employees.

Pursuant to the Interim Provision on Labor Dispatch, the Labor Contract Law of the PRC and the Implementation Regulations for the Labor Contract, the employers who fail to comply with the relevant requirements on labor dispatch shall be ordered by the labor administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

Social Insurance and Housing Fund

Employers in the PRC are required to contribute, for and on behalf of their employees, to a number of social insurance funds, including funds for pension, for unemployment insurance, for medical insurance, for work-related injury insurance, for maternity insurance and for housing fund. These payments are made to local administrative authorities and the employer who fails to contribute may be fined and be ordered to make up for the outstanding contributions. The various laws and regulations that govern the employers’ obligations to contribute to the social insurance funds include the Social Insurance Law of the PRC promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018; the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019; the Interim Measures for the Maternity Insurance of Enterprises Employees which was promulgated by the Ministry of Labor on December 14, 1994 and became effective on January 1, 1995; the Regulations on Work-related Injury Insurance, which was promulgated by the State Council on April 27, 2003 and amended on December 20, 2010; and the Regulations on Management of the Housing Fund, which was promulgated and became effective on April 3, 1999 and was amended on March 24, 2002 and on March 24, 2019.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from State Administration of Foreign Exchange, or the SAFE, and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 26, 2017, SAFE issued the Circular on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In October 2005, SAFE issued the Circular Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. The notice requires PRC residents or entities to register or file with the local SAFE branch in the following circumstances: (i) before establishing or controlling any company outside the PRC for the purpose of capital financing, (ii) after contributing their assets or shares of a domestic enterprise into overseas special purpose vehicles, or raising funds overseas after such contributions, and (iii) after any major change in the share capital of the special purpose vehicles without any round-trip investment being made.

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules, in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the PRC agent or any other material changes. The PRC agent must apply to SAFE or its local branches on behalf of the PRC residents who have the right to exercise the employee share options for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

See “Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations Related to Dividend Distribution

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resource.”

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), which was amended in October 2000 and October 2016, and the Administrative Rules under the Foreign Investment Enterprise Law (2001), which was amended in February 2014.

Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Furthermore, under the Enterprise Income Tax Law, which was amended on February 24, 2017 and on December 29, 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Enterprise Income Tax Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Related to M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, the CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules, among other things, require that an offshore special purpose vehicle formed for the purpose of an overseas listing and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of its securities on an overseas stock exchange. See “Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain prior approval from the China Securities Regulatory Commission for the listing and trading of the ADSs on Nasdaq.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yi Duan	42	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer
Xi Zeng	38	Co-Founder, Director and Chief Operating Officer
Jiancheng Li	45	Co-Founder, Director and Chief Technology Officer
Li Xiao	55	Director and Vice President
Ronald Cao	45	Director
Zhe Wei	48	Independent Director
Johnny Kar Ling Ng	58	Independent Director
Weiru Chen†	49	Independent Director Appointee
Huaxin Wen	40	Financial Controller

Note:

†	Mr. Weiru Chen has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Mr. Yi Duan is our co-founder, chairman of our board of directors and chief executive officer. Before co-founding our company, Mr. Duan was the managing director at Suzhou Best Team Real Estate Cooperation Service Co., Ltd. from 2000 to 2011. Mr. Duan received a bachelor’s degree in real estate management from Suzhou Urban Construction and Environmental Protection Institute and an EMBA degree from China Europe International Business School. Mr. Duan also completed the China CEO program at Cheung Kong Graduate School of Business in 2016.

Mr. Xi Zeng is our co-founder, director and chief operating officer. Before co-founding our company, Mr. Zeng was the manager at Suzhou Best Team Real Estate Cooperation Service Co., Ltd. from 2002 to 2010. He received a bachelor’s degree from Suzhou University of Science and Technology and an EMBA degree from China Europe International Business School.

Mr. Jiancheng Li is our co-founder, director and chief technology officer. Before co-founding our company, Mr. Li worked for Tencent Holdings Ltd (HKEX: 0700) from 2005 to 2010 and served as a general manager of its Shenzhen R&D center. He served as senior manager at UTStarcom from 1999 to 2005. From 1996 to 1998, Mr. Li was the engineering manager of R&D Center at Jinpeng Group, a telecom infrastructure provider. Mr. Li received a bachelor’s and a master’s degree from Huazhong University of Science and Technology and an EMBA degree from China Europe International Business School.

Ms. Li Xiao has served as our vice president since November 2014 and as our director since July 2015. Ms. Xiao has more than 20 years of experience in China’s real estate industry. From 1994 to 2014, Ms. Xiao worked at China Vanke Co., Ltd. (HKEX: 2202), where she held multiple positions consecutively, including director, vice president, the head of general manager office, the head of the board office, and the secretary of the board. From 1990 to 1994, Ms. Xiao worked at Mitsubishi Corporation’s Shenzhen office. Ms. Xiao received a bachelor’s degree from Wuhan University and an EMBA degree from China Europe International Business School.

Mr. Ronald Cao has served as our director since June 2014. Mr. Cao is the founder and managing partner of Sky9 Capital, a China-focused early-stage technology venture capital firm established in 2016. Mr. Cao also co-founded Lightspeed China Partners and has been managing the investments and operations of Lightspeed

China Partners I, L.P. and Lightspeed China Partners II, L.P. since November 2011. Prior to founding Lightspeed China Partners, Mr. Cao served as managing director of Lightspeed Venture Partners, managing director of KLM Capital, and products and operations manager at Intel Corporation. Mr. Cao currently serves on the board of PPDai (NYSE: PPDF) and boards of privately owned portfolio companies. Mr. Cao was named as a Young Global Leader of the World Economic Forum. Mr. Cao received his bachelor of science and master of engineering degrees in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Cao has been named by Forbes China as one of China’s top venture capitalist over multiple years.

Mr. Zhe Wei has served as our director since June 2014. Mr. Wei has over 20 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital, a private equity fund, in 2011, Mr. Wei served for five years as an executive director and the chief executive officer of Alibaba.com Limited, a leading worldwide online e-commerce company. From 2000 to 2006, Mr. Wei served as the chief financial officer and then chief executive officer of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. Prior to that, Mr. Wei was the head of investment banking at Orient Securities Company from 1998 to 2000, the corporate finance manager in the M&A department at Coopers & Lybrand from 1995 to 1998, and the vice general manager in the asset management department at Wanguo Securities in 1995. Mr. Wei currently serves as a non-executive director of Informa plc, a leading business intelligence and events organizer listed on the London Stock Exchange, an executive director of Zall Smart Commerce Group Ltd., a company listed on the Hong Kong Stock Exchange, an independent director of Leju Holdings Limited, a company listed on the New York Stock Exchange, and a non-executive director at PCCW Limited. Mr. Wei received a bachelor’s degree in international business administration from Shanghai International Studies University and completed an EMBA degree at London Business School in 1998.

Mr. Johnny Kar Ling Ng has served as our independent director since October 2018. Mr. Ng has also served as the independent director of Sinopec Limited (NYSE: SNP/HKEX: 0386/SSE: 600028) since May 2018 and China Vanke Co., Ltd. (HKEX: 2202) since June 2017. Mr. Ng held a variety of roles, including partner and vice chairman, at KPMG LLP from 1984 to 2016. Mr. Ng earned a BBA degree in 1984 and a MBA degree in 1999 from the Chinese University of Hong Kong. Mr. Ng is a certified public accountant.

Mr. Weiru Chen will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Chen has served as an independent director of TAL Education Group (NYSE: TAL) since June 2015 and Dian Diagnostics Co., Ltd. (SSE: 300244) since July 2017. Mr. Chen has served as an executive director of Industry Internet Center of Alibaba Business School since February 2019 and was a chief strategy officer at Zhejiang Cainiao Supply Chain Management Company Limited from 2017 to 2019. Mr. Chen was an assistant professor of strategy at INSEAD Business School from 2003 to 2011 and an associate professor of strategy at China Europe International Business School from 2011 to 2017. Mr. Chen earned a bachelor’s degree from National Taiwan University in Taiwan in 1993, a master’s degree from TamKang University in 1996 and a doctoral degree from Purdue University in 2003.

Mr. Huaxin Wen has served as our financial controller since December 2014. Prior to joining us, Mr. Wen worked for KPMG Huazhen LLP from 2001 to 2014, serving as a senior manager from 2009 to 2014. Mr. Wen received a bachelor’s degree of arts in English from South China University of Technology in 2001.

Board of Directors

Our board of directors will consist of eight directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee and

(c) such director has not been disqualified by the Chairman of the relevant board meeting. Our directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Johnny Kar Ling Ng, Weiru Chen and Zhe Wei. Johnny Kar Ling Ng is the chairman of our audit committee. We have determined that Johnny Kar Ling Ng, Weiru Chen and Zhe Wei, each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Johnny Kar Ling Ng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Johnny Kar Ling Ng, Yi Duan and Zhe Wei. Johnny Kar Ling Ng is the chairman of our compensation committee. We have determined that Johnny Kar Ling Ng and Zhe Wei, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yi Duan, Johnny Kar Ling Ng and Zhe Wei. Yi Duan is the chairman of our nominating and corporate governance committee. We have determined that Johnny Kar Ling Ng and Zhe Wei, each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to us a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties, a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages where a duty owed by our directors. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach agents, developers, real estate buyers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate of approximately RMB3.3 million (US$481 thousand) in cash and benefits to our executive officers. We do not pay our non-employee directors. For share incentive grants to our officers and directors, see “—2018 Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2018 Plan

In December 2018, our board of directors approved the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan, as amended, is 356,514,660 ordinary shares. As of the date of this prospectus, awards to purchase 280,352,382 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. Our 2018 Plan permits awards of options, restricted shares and restricted share units.

Plan Administration. Our 2018 Plan will be administered by our board of directors or by a committee of one or more members designated by our board of directors. Subject to the terms of the 2018 Plan and in the case of the committee, the specific duties delegated by our board of directors to the committee, the plan administrator has the authority to determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award, among others.

Award Agreement. Awards granted under our 2018 Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each grant.

Term of the Awards. The term of each share award granted under the 2018 Plan may not exceed ten years after the date of grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution, or as otherwise provided in the relevant award agreements or determined by the plan administrator.

Termination. Our 2018 Plan will terminate ten years after its adoption, provided that our board of directors has the authority to terminate, amend or modify the plan. No termination, amendment, or modification of the 2018 Plan may affect, in any materially adverse manner to the participant, the applicable awards previously granted pursuant to the 2018 Plan, unless agreed by the participant in writing.

The following table summarizes, as of the date of this prospectus, the options granted under the 2018 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares underlying Options Awarded	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Li Xiao	*	0.0000001	December 21, 2018	December 20, 2023
Huaxin Wen	*	0.0000001	December 21, 2018	December 20, 2023
Other grantees	277,052,382	0.0000001	December 21, 2018 through October 8, 2019	December 20, 2023 through October 7, 2024

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our total ordinary shares.

The calculations in the table below are based on 1,660,755,761 ordinary shares outstanding on an as-converted basis as of the date of this prospectus and 1,215,817,703 Class A ordinary shares and 619,938,058 Class B ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. Assuming that all of the awards outstanding under our 2018 Plan as of the date of this prospectus will be exercised and the underlying Class A ordinary shares will be issued, the total ordinary shares outstanding immediately after this offering will be 1,496,170,085 Class A ordinary shares (or 1,522,420,085 Class A ordinary shares if the underwriters exercise their over-allotment option in full) and 619,938,058 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as- Converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power***
Directors and Executive Officers:**
Yi Duan(1)(11)	329,021,793	19.8	—	329,021,793	329,021,793	17.9	44.4
Xi Zeng(2)(11)	161,396,567	9.7	—	161,396,567	161,396,567	8.8	21.8
Jiancheng Li(3)(11)	129,519,698	7.8	—	129,519,698	129,519,698	7.1	17.5
Li Xiao	*	*	*	—	*	*	*
Zhe Wei(4)	94,430,713	5.7	94,430,713	—	94,430,713	5.1	1.3
Ronald Cao(5)	54,479,257	3.3	54,479,257	—	54,479,257	3.0	0.7
Johnny Kar Ling Ng	—	—	—	—	—	—	—
Weiru Chen†	—	—	—	—	—	—	—
Huaxin Wen	*	*	*	—	*	*	*
All Directors and Executive Officers as a Group	787,923,434	47.4	167,985,376	619,938,058	787,923,434	42.9	85.8

Principal Shareholders:
CC NETWORK INTERNATIONAL LTD(1)	329,021,793	19.8	—	329,021,793	329,021,793	17.9	44.4
ZX INTERNATIONAL LTD(2)	161,396,567	9.7	—	161,396,567	161,396,567	8.8	21.8
TIANYU NETWORK INTERNATIONAL LTD(3)	129,519,698	7.8	—	129,519,698	129,519,698	7.1	17.5
Greyhound Investment Ltd.(6)	136,402,044	8.2	136,402,044	—	136,402,044	7.4	1.8
Merlinano Limited(7)	127,089,187	7.7	127,089,187	—	127,089,187	6.9	1.7
FANGDD DECENT INTERNATIONAL LTD.(8)	102,102,318	6.1	102,102,318	—	102,102,318	5.6	1.4
VKC Cayman II Affiliated Funds(4)	94,430,713	5.7	94,430,713	—	94,430,713	5.1	1.3
SHANYING CAPITAL (HONG KONG) LIMITED(9)	86,454,447	5.2	86,454,447	—	86,454,447	4.7	1.2
ZHOULI NETWORK INTERNATIONAL LTD(10)(11)	83,806,467	5.0	83,806,467	—	83,806,467	4.6	1.1

*	Less than 1% of our total outstanding shares.
**

Except as indicated otherwise below, the business address of our directors and executive officers is 18/F, Unit B2, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China. Zhe Wei’s business address is Unit 3301-3305, Kerry Parkside office, 1155 Fangdian Road, Shanghai. Ronald Cao’s business address is 1133 Changning Road, Tower 1, Suite

1807, Changning District, Shanghai, China. Weiru Chen’s business address is 802, unit 2-2, No. 6 Fuchun road, Hangzhou, Zhejiang Province, PRC.
***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share, and while each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holders thereof into Class A ordinary shares on a one-for-one basis.

†

Mr. Weiru Chen has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents 329,021,793 ordinary shares held by CC NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 29,015,095 ordinary shares transferred by CC NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of CC NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. CC NETWORK INTERNATIONAL LTD is controlled by CC Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. CC Network Holding Ltd is controlled by CC Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Yi Duan is the settlor of CC Trust and Mr. Duan and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Duan has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by CC NETWORK INTERNATIONAL LTD in our company. All the 329,021,793 ordinary shares held by CC NETWORK INTERNATIONAL LTD will be re-designated and re-classified as Class B ordinary shares immediately prior to the completion of this offering.

(2)

Represents 161,396,567 ordinary shares held by ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 5,951,598 ordinary shares transferred by ZX INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of ZX INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110 British Virgin Islands. ZX INTERNATIONAL LTD is controlled by ZX Rising Ltd, a company incorporated under the laws of British Virgin Islands. ZX Rising Ltd is controlled by ZX Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Xi Zeng is the settlor of ZX Family Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZX International Ltd in our company. All the 161,396,567 ordinary shares held by ZX INTERNATIONAL LTD will be re-designated and re-classified as Class B ordinary shares immediately prior to the completion of this offering.

(3)

Represents 129,519,698 ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 47,475,157 ordinary shares transferred by TIANYU NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of TIANYU NETWORK INTERNATIONAL LTD is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. TIANYU NETWORK INTERNATIONAL LTD is controlled by Tianyu Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. Tianyu Network Holding Ltd is controlled by Tianyu Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Jiancheng Li is the settlor of Tianyu Family Trust, and Mr. Li and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by TIANYU NETWORK INTERNATIONAL LTD in our company. All the 129,519,698 ordinary shares held by TIANYU NETWORK INTERNATIONAL LTD will be re-designated and re-classified as Class B ordinary shares immediately prior to the completion of this offering.

(4)

Represents (i) 15,393,159 ordinary shares held by Gracious Metropolis Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 79,037,554 Series B preferred shares held by Victory Pacific Resources Limited, a company incorporated in the Cayman Islands. Gracious Metropolis Investment Limited and Victory Pacific Resources Limited are owned by Vision Knight Capital (China) Fund II, L.P. and Vision Knight Capital (China) Entrepreneur Fund II, L.P., which are Cayman Islands exempted limited partnerships. Vision Knight Capital (China) GP II, L.P., a Cayman Islands exempted partnerships, is the general partner of Vision Knight Capital (China) Fund II, L.P. and Vision Knight Capital (China) Entrepreneur Fund II, L.P. VKC (China) GP II Ltd., a Cayman Islands exempted limited partnership, is the general partner of Vision Knight Capital (China) GP II, L.P., wholly owned by VKC Cayman II Ltd., a Cayman Islands exempted company. VKC Cayman II Ltd. is wholly owned by Mr. Zhe Wei. The registered address of Gracious Metropolis Investment Limited and Victory Pacific Resources Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. The registered address of VKC Cayman II Ltd. is Mourant Ozannes Corporate Service (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. All the ordinary shares and preferred shares beneficially owned by Mr. Zhe Wei will be re-designated and re-classified as, or converted into, as the case may be, Class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents (i) 47,925,403 Series B preferred shares held by Lightspeed China Partners I, L.P. and (ii) 6,553,854 Series B preferred shares held by Lightspeed China Partners I-A, L.P. Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are Cayman Islands limited partnerships. Lightspeed China Partners I GP, LLC, a Cayman limited liability company, is the general partner of both Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. Mr. Ronald Cao owns 50% of the ownership of Lightspeed China Partners I GP, LLC. The registered office address of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is Maples Corporate Services Limited, Ugland House, PO Box 309, Grand Cayman, KY1-1104, Cayman Islands. All the preferred shares beneficially owned by Mr. Ronald Cao will be converted into Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 136,402,044 Series C preferred shares held by Greyhound Investment Ltd., a company incorporated in the Cayman Islands. The number of shares excludes 172,908,894 Class A ordinary shares that Greyhound Investment Ltd. has the right to acquire at par value US$0.0000001 per share through the exercise of an option granted to it on October 8, 2019 and exercisable on the earlier of (i) 61 calendar days after the completion of this offering, and (ii) February 14, 2020. Greyhound Investment Ltd. is majority-owned by FountainVest Hills Holdings Limited. FountainVest Hills Holdings Limited is 63.2% owned by FountainVest China Growth Capital Fund II, L.P. and 36.2% owned by FountainVest China Growth Fund II, L.P. FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. are Cayman Islands limited partnerships. FountainVest China Growth Partners GP2 Ltd., a Cayman Islands company, is the sole general partner of FountainVest China Growth Capital Fund II, L.P. and FountainVest China Growth Fund II, L.P. FountainVest China Growth Partners GP2 Ltd. is controlled by Kui Tang, George Jian Chuang, Yongmin Hu and Chenning Zhao. The registered address of Greyhound Investment Ltd. is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. All the preferred shares held by Greyhound Investment Ltd. will be converted into Class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 98,765,300 Series A-2 preferred shares and 28,323,887 Series B preferred shares held by Merlinano Limited, a company incorporated in the British Virgin Islands. Merlinano Limited is wholly owned by CDH Venture Partners II, L.P., an exempted limited liability partnership established in the Cayman Islands. CDH Venture GP II Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners II, L.P. The voting and investment power of shares held by Merlinano Limited is exercised by the investment committee of CDH Venture GP II Company Limited, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. The registered address of Merlinano Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. All the preferred shares held by Merlinano Limited will be converted into Class A ordinary shares immediately prior to the completion of this offering.

(8)

Represents 102,102,318 Series A-1 preferred shares held by FANGDD DECENT INTERNATIONAL LTD., a company incorporated in the British Virgin Islands. The registered address of FANGDD DECENT INTERNATIONAL LTD. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. FANGDD DECENT INTERNATIONAL LTD. is controlled by Best Vision International Ltd., a company incorporated under the laws of British Virgin Islands. Best Vision International Ltd. is controlled by Best Vision Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Mr. Liqing Zeng is the settlor of Best Vision Trust, and Mr. Zeng and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Zeng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by FANGDD DECENT INTERNATIONAL LTD. in our company. All the preferred shares held by FANGDD DECENT INTERNATIONAL LTD. will be converted into Class A ordinary shares immediately prior to the completion of this offering.

(9)

Represents (i) 68,461,747 ordinary shares, 1,998,902 Series A-2 preferred shares, and (ii) 15,993,798 Series B preferred shares held by SHANYING CAPITAL (HONG KONG) LIMITED. SHANYING CAPITAL (HONG KONG) LIMITED is 48.89% owned by Shanying Investment Management Limited, its largest shareholder. Shanying Investment Management Limited is wholly owned by Shanying International Holdings, Ltd, which is a company incorporated in China and listed on the Shanghai Stock Exchange. The registered address of Shanying Investment Management Limited is Room 201, Building A, No. 1, Qianwan First Road, Cooperation Zone, Qianhai Shengang, Shenzhen, China. The registered address of SHANYING CAPITAL (HONG KONG) LIMITED is Rm. 19C, Lockhart Ctr., 301-307 Lockhart Rd., Wan Chai, Hong Kong. All the ordinary shares and preferred shares held by SHANYING CAPITAL (HONG KONG) LIMITED will be re-designated and re-classified as, or converted into, as the case may be, Class A ordinary shares immediately prior to the completion of this offering.

(10)

Represents 83,806,467 ordinary shares held by ZHOULI NETWORK INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. The number of shares excludes 25,761,433 ordinary shares transferred by ZHOULI NETWORK INTERNATIONAL LTD to designated employees and consultants in November 2018. The registered address of ZHOULI NETWORK INTERNATIONAL LTD is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. ZHOULI NETWORK INTERNATIONAL LTD is controlled by YUMO Network Holding Ltd, a company incorporated under the laws of British Virgin Islands. YUMO Network Holding Ltd is controlled by YUMO Family Trust, a trust established under the laws of the British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Ms. Li Zhou is the settlor of YUMO Family Trust, and Ms. Zhou and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Zhou has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the share held by ZHOULI NETWORK INTERNATIONAL LTD in our company. All the 83,806,467 ordinary shares held by ZHOULI NETWORK INTERNATIONAL LTD will be re-designated and reclassified as Class A ordinary shares immediately prior to the completion of this offering.

(11)

Our five co-founders, including Yi Duan, Xi Zeng, Jiancheng Li and two other co-founders, who collectively hold 732,993,924 ordinary shares as of the date of this prospectus, have agreed to vote in concert for all the matters submitted to shareholders for approval.

As of the date of this prospectus, none of our outstanding ordinary shares or convertible preferred shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

See “Corporate History and Structure—Contractual Arrangements with our VIE and its Shareholders.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Management—2018 Plan.”

Transactions with Gefei Wenqin, Gefei Chengyun, Jiushen, Jiufeng, Jiusheng, Jiuchuan, Decheng, Longshu Tianye, Longshu Qianli, Yunde, Jiuyi, Detong and Derong

We are a limited partner of Wuhu Gefei Wenqin Investment Limited Partnership (“Gefei Wenqin”), Shanghai Gefei Chengyun Investment Limited Partnership (“Gefei Chengyun”), Ningbo Meishan Bonded Port Area Jiushen Investment Partnership (“Jiushen”), Ningbo Meishan Bonded Port Area JiuFeng Investment Partnership (“Jiufeng”), Ningbo Meishan Bonded Port Area JiuSheng Investment Partnership (“Jiusheng”), Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”), Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”), Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”), Yiwu Longshu Qianli Equity Investment Limited Partnership (“Longshu Qianli), Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”) and Ningbo Meishan Derong Investment Limited Partnership (“Derong”), all of which are also our funding partners in connection with some of our exclusive selling cooperation agreements with real estate developers. We have entered into separate collaborative agreements with these funding partners under the sales arrangements, and we share a portion of the base commission income and sales incentive income with them, based on the agreed profit sharing terms as set out in the collaborative agreements.

The following table sets forth the base commission income and sales incentive income shared to each funding partner under the exclusive sales arrangements (whether with or without sales commitment) for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Gefei Wenqin	28,954	24,656	—	—	—	—	—
Gefei Chengyun	—	17,231	—	—	—	—	—
Jiushen	—	1,850	—	—	—	—	—
Jiufeng	—	9,999	—	—	—	—	—
Jiusheng	—	—	16,985	2,474	15,845	245	35
Jiuchuan	—	1,566	13,428	1,956	33	9,700	1,413
Decheng	—	—	585	85	—	2,223	324
Longshu Tianye	—	—	3,673	535	—	4,353	634
Longshu Qianli	—	—	11,189	1,630	1,580	—	—
Jiuyi	—	—	—	—	—	9,164	1,335
Yunde	—	—	—	—	—	8,277	1,206
Detong	—	—	—	—	—	1,085	158
Derong	—	—	—	—	—	9,293	1,354

Total	28,954	55,302	45,860	6,680	17,458	44,340	6,459

The following table sets forth the amounts payable for income shared to our funding partners as of the dates presented:

	As of December 31,				As of June 30,
	2016	2017	2018		2019
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Gefei Wenqin	28,954	2,400	—	—	—	—
Gefei Chengyun	—	15,786	11,374	1,657	10,759	1,567
Jiushen	—	1,850	1,263	184	—	—
Jiufeng	—	2,373	1,769	258	—	—
Jiusheng	—	1,216	19,912	2,901	12,452	1,814
Jiuchuan	—	—	13,428	1,956	21,037	3,064
Decheng	—	—	479	70	2,197	320
Longshu Tianye	—	—	3,673	535	3,405	496
Longshu Qianli	—	—	10,581	1,541	6,294	917
Jiuyi	—	—	—	—	9,164	1,335
Yunde	—	—	—	—	8,049	1,172
Detong					1,085	158
Derong					9,293	1,354

Total	28,954	23,625	62,479	9,102	83,735	12,197

For the six months ended June 30, 2019, there are other amount payables of RMB74.8 million (US$10.9 million) and RMB18.7 million (US$2.7 million) to Jiushen and Jiuyi, respectively.

In 2016 and 2017, we entered into certain exclusive sales agreements with real estate developers under which we were required to purchase units if we were to fail to sell them within the agreed upon period. In 2017, some of our funding partners directly provided us with funding that was designated as deposits paid to the real estate developers in connection with such exclusive sales agreements. The following table sets forth the amounts of funding received from these funding partners for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Gefei Chengyun	—	26,434	—	—	—	—	—
Jiushen	—	30,000	—	—	—	—	—
Jiufeng	—	26,177	—	—	—	—	—
Jiusheng	—	108,614	—	—	—	—	—

Total	—	191,225	—	—	—	—	—

The following table sets forth the amounts payable for funds provided by our funding partners as of the dates presented:

	As of December 31,				As of June 30,
	2016	2017	2018		2019
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Gefei Chengyun	—	5,287	—	—	—	—
Jiufeng	—	22,853	—	—	—	—
Jiusheng	—	93,614	34,714	5,057	—	—

Total	—	121,754	34,714	5,057	—	—

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, or Companies Law.

As of the date of this prospectus, our authorized share capital is US$300 divided into 3,000,000,000 shares of US$0.0000001 par value each, (i) 2,275,948,587 of which are ordinary shares, and (ii) 724,051,413 are preferred shares, of which (a) 111,110,000 shares are designated as Series A-1 preferred shares, (b) 148,147,900 shares are designated as Series A-2 preferred shares, (c) 177,834,496 shares are designated as Series B preferred shares and (d) 286,959,017 shares are designated as Series C preferred shares of the Company. As of the date of this prospectus, 945,712,030 ordinary shares are issued and outstanding, 102,102,318 Series A-1 preferred shares are issued and outstanding, all Series A-2 preferred shares are issued and outstanding, all Series B preferred shares are issued and outstanding and all Series C preferred shares are issued and outstanding.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$500 divided into 5,000,000,000 shares comprising of (i) 3,380,061,942 Class A ordinary shares of a par value of US$0.0000001 each, (ii) 619,938,058 Class B Ordinary Shares of a par value of US$0.0000001 each, and (iii) 1,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering amended and restated memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares and preferred shares will be converted into, and/or re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the aggregate number of 619,938,058 ordinary shares beneficially owned by our three co-founders will be re-designated and re-classified as Class B ordinary shares. Following such conversion and/or re-designation and re-classification, we will have 1,040,817,703 Class A ordinary shares and 619,938,058 Class B ordinary shares issued and outstanding immediately prior to the completion of this offering, assuming the underwriters do not exercise the over-allotment option. All of our shares issued and outstanding prior to the completion of the offering will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Amended and Restated Memorandum and Articles of Association

Our shareholders have adopted the fifth amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns the ordinary shares and the rights of holders of the ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the shares are held in accordance with the provisions of the deposit agreement in order to exercise directly shareholders’ rights in respect of the shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of the shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as an exempted limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

Our ordinary shares are issued in registered form and are issued when registered in our Register of Members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares in any event. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our founders or an affiliate controlled by one or more of our founders, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not one of our founders or an affiliate controlled by one or more of our founders, each such Class B ordinary share shall be automatically and immediately converted into one of Class A ordinary share.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-offering memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid either out of profits or out of share premium, provided that in no circumstances may a dividend be paid of this would result in our company being unable to pay its debts as they become due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us to the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to a vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholders holding not less than ten percent (10%) of the votes attaching to the shares present in person or by proxy. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, which can be an annual general meeting or a special meeting of shareholders. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by rules of Nasdaq.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares that carry not less than one-third of the total number of votes attaching to all of our issued and outstanding shares entitled to vote at general meetings to require an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all votes attaching to all our shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of any shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid-up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are fully paid or free of any lien in favor of us; or

•	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the directors may from time to time require, is paid to the company thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors and agree with the shareholder, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of a company’s profits or share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or, if so authorized by its articles of association, out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid-up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by new shares of such amount as it thinks expedient;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

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cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Law is modeled after that of the English companies legislation but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertakings, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertakings, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies law.

When a tender offer is made and accepted by holders of 90% of the shares affected (within four months), the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction by way of a scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against or derivative actions in our name to challenge an act which:

•	is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained; and

•	constitutes a “fraud on the majority,” where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company including a duty to act bona fide in the best interests of the company, a duty not to make a personal profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the English and commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the board of directors at which such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

If at any time, our share capital is divided into different classes of shares, under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association and as permitted by the Companies Law, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the consent in writing of two-thirds of the holders of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general rights under Cayman Islands law to inspect or obtain couples of our list of shareholders or our corporate records (except for one memorandum and articles of association).

Anti-takeover Provisions

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Staggered Board of Directors

The Companies Law and our post-offering memorandum and articles of association do not contain provisions that require staggered board arrangements for a Cayman Islands company.

History of Securities Issuances

Other than disclosed below, we have not issued any securities during the last three years.

Option Grants

We adopted our 2018 Plan in December 2018, which was further amended in September 2019. As of the date of this prospectus, awards to purchase 280,352,382 ordinary shares are granted and outstanding under the 2018 Plan, which include an option to acquire 172,908,894 ordinary shares at par value of US$0.0000001 per share granted to our Series C preferred shareholder, Greyhound Investment Ltd., in exchange for, among other things, its consent to amending the qualified initial public offering definition in our shareholders’ agreement and our articles of association to authorize this offering. See “Management—2018 Plan.”

Shareholders Agreement

We have entered into the amended and restated shareholders agreement on June 30, 2015 with our shareholders, which consist of holders ordinary shares and preferred shares.

The shareholders agreement provides for certain preferential rights, including redemption right, right of first refusal, co-sale rights, preemptive rights and provisions governing the board of directors and other corporate governance matters. In June 2019, holders of Series A-2 preferred shares and Series B preferred shares confirmed to us in writing that they will not exercise their redemption right under the shareholders agreement at any time prior to June 30, 2020. The foregoing preferential rights will automatically terminate upon the completion of a qualified initial public offering.

Registration Rights

Pursuant to the amended and restated shareholders agreement on June 30, 2015, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights to be granted.

Demand Registration Rights

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Registration other than on Form F-3 or Form S-3. Holder(s) holding 10% or more of outstanding registrable securities held by all holders may request us in writing to effect a registration for their shares. Upon receipt of such a request, we shall promptly give written notice of the proposed registration to all holders of registrable securities and use our best efforts to register the shares requested to be registered within fifteen days. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than three registrations that have been declared and ordered effective. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of registrable securities to be underwritten in a registration, the underwriters may (i) in the event of our initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold for the account of the Company), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated (a) first, among holders of ordinary shares issued or issuable upon conversion of series A-2 preferred shares, series B preferred shares and series C preferred shares in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included, and (b) second, if there are any available registrable securities remaining to be allocated, among holders of other registrable securities in proportion, as nearly as practicable, to the respective amounts of registrable securities requested by such holders to be included.

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Registration on Form F-3 or Form S-3. Any holders of registrable securities may request us to file an registration statements on Form F-3 or Form S-3 if we qualify for registration on Form F-3 and Form S-3. We should promptly give a written notice to all other holders of registrable securities, and make best efforts to effect the registration of the securities on Form F-3 or Form S-3 within 15 days after we delivered such written notice. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in the good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any 12-month period and cannot register any other securities during such period. We shall be obligated to effect no more than two registrations that have been declared and ordered effective within any 12-month period.

Piggyback Registration Rights

If we propose to register for our own account any of our equity securities, or for the account of any holder, other than current shareholders, of such equity securities, in connection with the public offering, we shall offer holders of our registrable securities an opportunity to be included in such registration. If a holder decides not to include all or any of its registrable securities in such registration, such holder will continue to have the right to include any registrable securities in any subsequent registration statement as may be filed by us, subject to certain limitations.

Expenses of Registration

We will pay all expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the registration rights (which will be borne by the holders requesting registration on a pro rata basis in proportion to their respective numbers of registrable securities sold in such registration), incurred in connection with registrations, filings or qualifications pursuant to the registration rights, including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for us, reasonable fees and disbursement of one counsel for all selling holders and all fees charged by our depositary agent of in connection with our conversion of the shares into depositary shares. However, we are not obligated to pay any expenses of any registration proceeding if the registration request is subsequently withdrawn at the request of a majority-in-interest of the holders requesting such registration (in which case all participating holders will bear such expenses pro rata based upon the number of registrable securities that were to be thereby registered in the withdrawn registration).

Termination of Obligations

The registration rights set forth above will terminate on the earlier of (i) the date that is five years after the date of closing of a qualified initial public offering and (ii) with respect to any holder, the date on which such holder has sold all of such holder’s registrable securities under Rule 144 of the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent Class A ordinary shares (or a right to receive Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Island law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

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Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If we asked the depositary to solicit your instructions at least 45 days before the meeting date but the depositary does not receive voting instructions from you by the specified date and we confirm to the depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to the proxy item(s); and

•	the proxy item(s) is not materially adverse to the interests of shareholders,

then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to the proxy item(s).

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• $.05 (or less) per ADS per calendar year	Depositary services

• Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated

ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 7,000,000 ADSs outstanding, representing 175,000,000 Class A ordinary shares, or approximately 9.5% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. While we intend to list the ADSs on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop in our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We, all of our shareholders, certain of our option holders and all of our directors who beneficially own our shares or share-based awards and executive officers have agreed with the underwriters not to, without the prior consent of Morgan Stanley & Co. LLC on behalf of the underwriters, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of the ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, the ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus), subject to certain exceptions.

In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and we have agreed not to provide consent without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, subject to certain exceptions. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:

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1% of our then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 18,357,558 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—History of Securities Issuances—Registration Rights.”

TAXATION

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as the “body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.” Based on a review of the facts and circumstances, we do not believe that Fangdd Cayman or Fangdd Network Holding Ltd. should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law. If Fangdd Cayman were to be considered a PRC resident enterprise, any gain realized on the sale or other disposition of the ADSs or ordinary shares by investors that are non-PRC enterprises and any interest or dividends payable by us to such investors is subject to PRC income tax at a rate of 10%. In case of investors that are non-PRC individuals, the applicable PRC income tax rate is 20%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a “resident enterprise” of China under the for PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and result of operations could be materially and adversely affected.”

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to sales or other dispositions of the ADSs or ordinary shares or any state, local or non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	investors that actually or constructively own 10% or more of our stock (by vote or value);

•

investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering and projections as to the value of our assets based in part on the projected market value of the ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of the ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Furthermore, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill and other unbooked intangibles at that time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we are not currently and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the Nasdaq Global Market. Provided the listing is approved on the Nasdaq Global Market, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for the purpose of being a “qualified foreign corporation”). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, our VIE, or any of the subsidiaries of our VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as traded on a qualified exchange or other market upon their listing on Nasdaq. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the IRS and United States backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their U.S. federal income tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2019, the underwriters named below, for whom Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., UBS Securities LLC, China International Capital Corporation Hong Kong Securities Limited and AMTD Global Markets Limited are acting as the representatives, have severally and not jointly agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name of Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
UBS Securities LLC
China International Capital Corporation Hong Kong Securities Limited
AMTD Global Markets Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$                per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable securities laws and regulations. AMTD Global Markets Limited is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ADSs within the United States or to any U.S. persons.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,050,000 additional ADSs from us at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$                , the total underwriters’ discounts and commissions would be US$                and the total proceeds to us (before expenses) would be US$                .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Paid by us
	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$4.6 million.

We have applied to list the ADSs on the Nasdaq Global Market under the symbol “DUO.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, subject to certain exceptions, we will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Each of our directors who beneficially own our shares or share-based awards and executive officers, existing shareholders and warrant holder as well as certain option holders has agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, such parties, subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs are subject to certain exceptions.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lockup agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lockup agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lockup agreements prior to the expiration of the corresponding period.

In addition, we have instructed The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering and certain other exceptions), unless we instruct the depositary otherwise.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

FANGDD DECENT INTERNATIONAL LTD., one of our principal shareholders, has indicated interests in purchasing an aggregate of up to US$20 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to this shareholder.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of UBS Securities LLC is 1285 Avenue Of The Americas, New York, NY 10019, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The address of AMTD Global Markets Limited is 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

•

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland. The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre. This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA), received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the Nasdaq application and listing fee, all amounts are estimates.

SEC Registration Fee	$15,674
FINRA Filing Fee	18,613
Nasdaq Market Entry and Listing Fee	150,000
Printing and Engraving Expenses	300,000
Legal Fees and Expenses	2,105,000
Accounting Fees and Expenses	1,400,000
Miscellaneous	610,713
Total	$4,600,000

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Cooley LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Global Law Office and for the underwriters by Tian Yuan Law Firm. Cooley LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Global Law Office with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2016, 2017 and 2018, and for each of the three years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of KPMG Huazhen LLP, an independent registered public accounting firm, given on the authority of said firm as the expert in auditing and accounting.

The audit report contains an explanatory paragraph that states that the company has restated its 2016 and 2017 consolidated financial statements to correct errors in the subsequent measurement of its redeemable convertible preferred shares.

The registered business address of KPMG Huazhen LLP is 15th Floor, China Resources Tower, 2666 Keyuan South Road, Nanshan District, Shenzhen 518052, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including relevant exhibits, with the SEC under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement of which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-732-0330 or visit the SEC website for further information on the operation of the public reference rooms.

Fangdd Network Group Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Fangdd Network Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fangdd Network Group Ltd. (the Company) as of December 31, 2016, 2017 and 2018, the related consolidated statements of comprehensive income (loss), changes in deficit, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Restatement of Previously Issued Financial Statements

As discussed in Note 2(b) to the consolidated financial statements, the Company has restated its 2016 and 2017 consolidated financial statements to correct errors in the subsequent measurement of its redeemable convertible preferred shares.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States—) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Shenzhen, China

April 26, 2019

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017	2018
	Restated	Restated
	RMB	RMB	RMB	US$
				Unaudited (Note 2(f))
Assets
Current assets
Cash and cash equivalents	1,022,750	573,690	443,586	64,616
Restricted cash	80,092	689,933	350,632	51,075
Short-term investments	291,500	32,500	71,483	10,413
Accounts receivable, net	194,292	827,796	1,352,596	197,028
Deposits with real estate developers	3,370	397,868	—	—
Prepayments and other current assets	158,200	194,087	210,996	30,735

Total current assets	1,750,204	2,715,874	2,429,293	353,867

Non-current assets
Property, equipment and software, net	48,631	22,120	15,450	2,251
Equity method investments	48,904	94,527	346,159	50,424
Long-term equity investments	—	—	56,000	8,157
Deferred tax assets	6,107	7,115	8,467	1,233
Other non-current assets	27,766	4,308	23,915	3,484

Total non-current assets	131,408	128,070	449,991	65,549

Total assets	1,881,612	2,843,944	2,879,284	419,416

Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of Nil, RMB 663,100 and RMB 395,000 as of December 31, 2016, 2017 and 2018, respectively. Note 1)	—	663,100	395,000	57,538
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB 213,238, RMB 553,057 and RMB 1,107,836 as of December 31, 2016, 2017 and 2018, respectively. Note 1)	255,105	593,469	1,128,248	164,348
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB 76,625, RMB 58,878 and RMB 41,697 as of December 31, 2016, 2017 and 2018, respectively. Note 1)	76,625	58,878	41,697	6,074
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB 734,995, RMB 748,164 and RMB 392,251 as of December 31, 2016, 2017 and 2018, respectively. Note 1)	756,829	769,964	425,470	61,977
Taxes payables (including taxes payables of consolidated VIE without recourse to the Company of RMB 28, RMB 645 and RMB 297 as of December 31, 2016, 2017 and 2018, respectively. Note 1)	28	645	369	54

Total current liabilities	1,088,587	2,086,056	1,990,784	289,991

Non-current liabilities
Taxes payables (including taxes payables of consolidated VIE without recourse to the Company of RMB 812, RMB 3,039 and RMB 11,916 as of December 31, 2016, 2017 and 2018, respectively. Note 1)	812	3,697	12,646	1,842

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017	2018
	Restated RMB	Restated RMB	RMB	US$
				Unaudited (Note 2(f))
Deferred tax liabilities (including deferred tax liabilities of consolidated VIE without recourse to the Company of Nil, RMB 718 and Nil as of December 31, 2016, 2017 and 2018, respectively. Note 1)	658	755	—	—

Total non-current liabilities	1,470	4,452	12,646	1,842

Total liabilities	1,090,057	2,090,508	2,003,430	291,833

Commitments and contingencies (Note 20)
Mezzanine equity

Series A-2 Redeemable Convertible Preferred Shares (US$ 0.0000001 par value, 148,147,900 shares authorized, issued and outstanding as of December 31, 2016, 2017 and 2018, Redemption value of RMB 102,291, RMB 95,940 and RMB 102,743 as of December 31, 2016, 2017 and 2018; Liquidation value of RMB 672,976, RMB 872,245 and RMB 1,327,471 as of December 31, 2016, 2017 and 2018)	88,300	89,814	102,743	14,966

Series B Redeemable Convertible Preferred Shares (US$ 0.0000001 par value, 177,834,496 shares authorized, issued and outstanding as of December 31, 2016, 2017 and 2018, Redemption value of RMB 468,248, RMB 439,175 and RMB 463,266 as of December 31, 2016, 2017 and 2018; Liquidation value of RMB 1,001,360, RMB 1,255,144 and RMB 1,818,209 as of December 31, 2016, 2017 and 2018)	384,068	390,651	446,889	65,097

Series C Redeemable Convertible Preferred Shares (US$ 0.0000001 par value, 286,959,017 shares authorized, issued and outstanding as of December 31, 2016, 2017 and 2018, Redemption value of RMB 2,320,427, RMB 2,176,357 and RMB 2,295,740 as of December 31, 2016, 2017 and 2018; Liquidation value of RMB 2,609,834, RMB 2,966,776 and RMB 3,950,470 as of December 31, 2016, 2017 and 2018)	1,805,678	1,876,614	2,193,512	319,521

Total mezzanine equity	2,278,046	2,357,079	2,743,144	399,584

Deficit:

Ordinary shares (US$0.0000001 par value, 2,275,948,587 shares authorized as of December 31, 2016, 2017 and 2018; 945,712,030 shares issued and outstanding as of December 31, 2016, 2017 and 2018)	—	—	—	—
Series A-1 Convertible Preferred Shares (US$ 0.0000001 par value, 102,102,318 shares authorized, issued and outstanding as of December 31, 2016, 2017 and 2018)	5,513	5,513	5,513	803
Additional paid-in capital	55,052	55,052	55,052	8,019
Accumulated other comprehensive loss	(265,720)	(155,053)	(274,540)	(39,991)
Accumulated deficit	(1,281,336)	(1,509,155)	(1,653,315)	(240,832)

Total deficit	(1,486,491)	(1,603,643)	(1,867,290)	(272,001)

Total liabilities, mezzanine equity and deficit	1,881,612	2,843,944	2,879,284	419,416

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018
	Restated	Restated
	RMB	RMB	RMB	US$
				Unaudited (Note 2(f))
Revenue	1,475,758	1,798,521	2,282,216	332,442
Cost of revenue	(1,247,356)	(1,416,933)	(1,805,588)	(263,014)

Gross profit	228,402	381,588	476,628	69,428

Operating expenses:
Sales and marketing expenses	(98,327)	(38,461)	(59,099)	(8,609)
Product development expenses	(182,625)	(191,662)	(202,877)	(29,552)
General and administrative expenses	(311,303)	(156,329)	(145,277)	(21,162)

Total operating expenses	(592,255)	(386,452)	(407,253)	(59,323)

(Loss) Income from operations	(363,853)	(4,864)	69,375	10,105

Other income (expenses):
Interest income (expense), net	4,716	(13,034)	(1,118)	(163)
Foreign currency exchange gain (loss), net	1,070	(787)	684	100
Gain on short-term investments	12,076	3,255	5,512	803
Government grants	13,853	12,402	8,792	1,281
Other income, net	1,785	3,141	5,648	823
Share of (losses) profit from equity method investees, net of income tax	(596)	2,902	19,566	2,850

(Loss) income before income tax	(330,949)	3,015	108,459	15,799
Income tax expense	(1,117)	(2,366)	(4,433)	(646)

Net (loss) income	(332,066)	649	104,026	15,153
Accretion of Redeemable Convertible Preferred Shares	(204,355)	(228,468)	(248,186)	(36,152)

Net loss attributable to ordinary shareholders	(536,421)	(227,819)	(144,160)	(20,999)

Net (loss) income	(332,066)	649	104,026	15,153
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(230,892)	110,667	(119,487)	(17,405)
Total comprehensive (loss) income, net of income taxes	(562,958)	111,316	(15,461)	(2,252)

Net loss per share attributable to ordinary shareholders
- Basic and diluted	(0.57)	(0.24)	(0.15)	(0.02)
Weighted average number of ordinary shares outstanding used in computing net loss per share
- Basic and diluted	945,712,030	945,712,030	945,712,030

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Series A-1 Convertible Preferred Shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders’ deficit	Non- controlling interests	Total deficit
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016 (restated)	945,712,030	—	102,102,318	5,513	55,052	(34,828)	(744,915)	(719,178)	2,407	(716,771)
Net loss for the year		—		—	—	—	(332,066)	(332,066)	—	(332,066)
Redeemable Convertible Preferred Shares redemption value accretion (restated)		—		—	—	—	(204,355)	(204,355)	—	(204,355)
Acquisition of non-controlling interests		—		—	—	—	—	—	(2,407)	(2,407)
Foreign currency translation adjustments, net of nil tax (restated)		—		—	—	(230,892)	—	(230,892)	—	(230,892)

Balance as of December 31, 2016 (restated)	945,712,030	—	102,102,318	5,513	55,052	(265,720)	(1,281,336)	(1,486,491)	—	(1,486,491)

Net income for the year		—		—	—	—	649	649	—	649
Redeemable Convertible Preferred Shares redemption value accretion (restated)		—		—	—	—	(228,468)	(228,468)	—	(228,468)
Foreign currency translation adjustments, net of nil tax (restated)		—		—	—	110,667	—	110,667	—	110,667

Balance as of December 31, 2017 (restated)	945,712,030	—	102,102,318	5,513	55,052	(155,053)	(1,509,155)	(1,603,643)	—	(1,603,643)

Net income for the year							104,026	104,026	—	104,026
Redeemable Convertible Preferred Shares redemption value accretion		—		—	—	—	(248,186)	(248,186)	—	(248,186)
Foreign currency translation adjustments, net of nil tax		—		—	—	(119,487)	—	(119,487)	—	(119,487)

Balance as of December 31, 2018	945,712,030	—	102,102,318	5,513	55,052	(274,540)	(1,653,315)	(1,867,290)	—	(1,867,290)

US$ Unaudited (Note 2(f))		—		803	8,019	(39,991)	(240,832)	(272,001)	—	(272,001)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Unaudited (Note 2(f))
Cash flows from operating activities:
Net (loss) income	(332,066)	649	104,026	15,153
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	24,624	30,440	14,254	2,076
Gain on short-term investments	(12,076)	(3,255)	(5,512)	(803)
Share of losses (profit) from equity method investments, net of income tax	596	(2,902)	(19,566)	(2,850)
Other income, net	—	—	(493)	(72)
Dividend received from equity method investments	—	2,779	127	18
Allowances for doubtful accounts	25,503	10,715	42,337	6,167
Loss on disposal of property and equipment	147	698	831	121
Foreign currency exchange (gain) loss	(1,070)	787	(684)	(100)
Deferred tax expense (benefit)	187	(911)	(2,107)	(307)
Changes in operating assets and liabilities:
Accounts receivable	(65,659)	(641,518)	(564,317)	(82,202)
Deposits with real estate developers	(3,902)	(394,498)	397,868	57,956
Prepayments and other assets	(58,056)	(14,664)	(19,063)	(2,777)
Accounts payable	51,953	338,364	534,779	77,899
Customers’ refundable fees	(51,374)	(17,747)	(17,181)	(2,503)
Taxes payables	847	3,502	8,673	1,263
Accrued expenses and other payables	243,060	13,135	(344,494)	(50,181)

Net cash (used in) provided by operating activities	(177,286)	(674,426)	129,478	18,858

Cash flows from investing activities:
Purchase of property, equipment and software	(24,487)	(4,628)	(8,442)	(1,230)
Investment in equity method investees	(25,000)	(63,000)	(404,204)	(58,879)
Investment in cost method investees	—	—	(56,000)	(8,157)
Return of capital from equity method investees	4,000	17,500	148,858	21,684
Proceeds from disposal of an equity method investment	—	—	3,400	495
Cash paid for short-term investments	(293,000)	(756,000)	(1,267,483)	(184,630)
Cash proceeds from disposal of short-term investments	143,576	1,018,255	1,234,012	179,754

Net cash (used in) provided by investing activities	(194,911)	212,127	(349,859)	(50,963)

Cash flows from financing activities:
Cash proceeds from short-term bank borrowings	—	663,100	415,000	60,452
Repayment for short-term bank borrowings	—	—	(683,100)	(99,505)
Purchase of non-controlling interests	(2,407)	—	—

Net cash (used in) provided by financing activities	(2,407)	663,100	(268,100)	(39,053)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	47,170	(40,020)	19,076	2,782

Net (decrease) increase in cash, cash equivalents and restricted cash	(327,434)	160,781	(469,405)	(68,376)

Fangdd Network Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Unaudited (Note 2(f))
Cash, cash equivalents and restricted cash at the beginning of the year	1,430,276	1,102,842	1,263,623	184,067

Cash, cash equivalents and restricted cash at the end of the year	1,102,842	1,263,623	794,218	115,691

Supplemental information
Interest paid	—	(14,527)	(17,214)	(2,508)
Income tax paid	(35)	(298)	(729)	(106)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and principal activities

Fangdd Network Group Ltd. (the “Company”) was incorporated in Cayman Islands on September 19, 2013 as an exempted company with limited liability under the Companies Law (2011 Revision) (as consolidated and revised) of the Cayman Islands. The registered office of the Company is at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The Company is an investment holding company. The Company, through its consolidated subsidiaries, variables interest entity and variables interest entity’s subsidiaries (together, “the Group”) is principally engaged in the provision of real estate information services through its online platform which also offers integrated marketing services for individual customers, real estate developers and agents in the People’s Republic of China (the “PRC”).

The accompanying Consolidated Financial Statements include the financial statements of the Company, its subsidiaries, variable interest entity (“VIE”) and the VIE’s subsidiaries.

Variable interest entity

The Group conducts the business in the PRC through Shenzhen Fangdd Network Technology Co. Ltd. (“Shenzhen Fangdd”), a limited liability company established under the laws of the PRC on October 10, 2011. Shenzhen Fangdd holds the necessary PRC operating licenses for the real estate agency and online business. The equity interests of Shenzhen Fangdd (referred to as the “VIE”) are legally held by individuals who act as nominee equity holders of Shenzhen Fangdd on behalf of Shenzhen Fangdd Information Technology Co. Ltd. (“Fangdd Information”). Shenzhen Fangdd entered into a series of contractual agreements with its legal shareholders and Fangdd Information, including the Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Exclusive Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement (collectively, the “Shenzhen Fangdd VIE Agreements”) on March 2014 and were subsequently amended in 2017 to reflect the registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when certain nominee equity holders transferred their nominal shareholdings in Shenzhen Fangdd to other nominee equity holders.

Pursuant to Shenzhen Fangdd VIE Agreements, the Group, through Fangdd Information, is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of Shenzhen Fangdd, and has an exclusive option to purchase all or part of the equity interests in Shenzhen Fangdd when and to the extent permitted by PRC law at the nominal price. The Company’s management concluded that Shenzhen Fangdd is a consolidated VIE of the Group and Fangdd Information is the primary beneficiary of Shenzhen Fangdd. As such, the financial results of Shenzhen Fangdd and its subsidiaries are included in the Consolidated Financial Statements of the Company.

The principal terms of the agreements entered into among Shenzhen Fangdd, the nominee equity holders and Fangdd Information are further described below.

•	Business Operation Agreement

Fangdd Information, Shenzhen Fangdd and Shenzhen Fangdd’s shareholders have entered into a business operation agreement, pursuant to which Shenzhen Fangdd and its shareholders undertake not to enter into any transactions that may have material effects on the Shenzhen Fangdd’s assets, obligations, rights or business operations without Fangdd Information’s prior written consent.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Additionally, Shenzhen Fangdd’s shareholders undertake that, without the Fangdd Information’s prior written consent, they shall not (a) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Shenzhen Fangdd, (b) approve any merger or acquisition of Shenzhen Fangdd, (c) take any actions that may have a material adverse effect on Shenzhen Fangdd’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Shenzhen Fangdd, (d) request Shenzhen Fangdd to declare dividend or make other distribution, (e) amend Shenzhen Fangdd’s articles of association, (f) increase, decrease or otherwise change Shenzhen Fangdd’s registered capital. Fangdd Information may request Shenzhen Fangdd to transfer at any time all the intellectual property rights held by Shenzhen Fangdd to Fangdd Information or any person designated by Fangdd Information. Shenzhen Fangdd and certain of its shareholders, including Yi Duan, Jiancheng Li and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, which may be extended upon Fangdd Information’s unilateral written confirmation prior to the expiry. Shenzhen Fangdd has no right of transfer without Fangdd information’s written confirmation or right of early termination while Fangdd Information may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

•	Powers of Attorney

Each of the shareholders of Shenzhen Fangdd has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, a director of Fangdd Information, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Shenzhen Fangdd that require shareholders’ approval, and the right to dispose of all or part of the shareholder’s equity interest in Shenzhen Fangdd, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Jiancheng Li’s continuing directorship at Fangdd Information and Fangdd Information’s written consent to such authorization. In the event that Mr. Jiancheng Li ceases to serve as a director of Fangdd Information or that Fangdd Information requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by Fangdd Information as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without consent of Fangdd Information.

•	Equity Interest Pledge Agreements

Each of the shareholders of Shenzhen Fangdd has entered into an equity interest pledge agreement with Fangdd Information and Shenzhen Fangdd, pursuant to which, the shareholders have pledged all of his or her equity interest in Shenzhen Fangdd to Fangdd Information to guarantee the performance by Shenzhen Fangdd and its shareholders of their obligations under the main contracts, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the exclusive option agreements. Each shareholder of Shenzhen Fangdd agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Fangdd Information. The equity interest pledge agreements remain effective until Shenzhen Fangdd and its shareholders discharge all of their obligations under the main contracts. The Company has registered the equity pledge with the local

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

•	Exclusive Option Agreements

Fangdd Information, Shenzhen Fangdd and each of the Shenzhen Fangdd’s shareholders have entered into an exclusive option agreement, pursuant to which each of the Shenzhen Fangdd’s shareholders has irrevocably granted Fangdd Information an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Shenzhen Fangdd or all or part of Shenzhen Fangdd’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Shenzhen Fangdd’s shareholders shall reimburse Fangdd Information the exceeded amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Shenzhen Fangdd undertake, among other things, that they shall not take any actions that may have material effects on Shenzhen Fangdd’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Shenzhen Fangdd without Fangdd Information’s prior written consent. These agreements have terms of ten years, which may be extended upon Fangdd Information’s written confirmation prior to the expiry.

•	Operation Maintenance Service Agreement

Fangdd Information and Shenzhen Fangdd have entered into an operation maintenance service agreement, pursuant to which Fangdd Information has the exclusive right to provide Shenzhen Fangdd with operation maintenance services and marketing services. Without Fangdd Information’s written consent, Shenzhen Fangdd shall not engage any third party to provide the services covered by this agreement. Shenzhen Fangdd agrees to pay service fees on an annual basis and at an amount determined by Fangdd Information after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by Fangdd Information in providing the services. Unless otherwise agreed by both parties, this agreement will remain effective until Fangdd Information ceases business operations.

•	Technology Development and Application Service Agreement

Fangdd Information and Shenzhen Fangdd have entered into a technology development and application service agreement, pursuant to which, Fangdd Information has the exclusive right to provide Shenzhen Fangdd with technology development and application services. Without Fangdd Information’s written consent, Shenzhen Fangdd shall not accept any technology development and application services covered by this agreement from any third party. Shenzhen Fangdd agrees to pay service fees on an annual basis and at an amount determined by Fangdd Information after taking into account multiple

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

factors, such as the labor and time consumed for provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Unless otherwise agreed by the parties, this agreement will remain effective until Fangdd Information ceases business operations.

Risks in relation to Shenzhen Fangdd structure

In the opinion of the Company’s management, the contractual arrangements have resulted in Fangdd Information having the power to direct activities that most significantly impact Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries at its discretion. Fangdd Information considers that it has the right to receive all the benefits and assets of Shenzhen Fangdd and Shenzhen Fangdd’ subsidiaries. As Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Fangdd Information for the liabilities of Shenzhen Fangdd and VIE’s subsidiaries, and Fangdd Information does not have the obligation to assume the liabilities of Shenzhen Fangdd and VIE’ subsidiaries.

The Group has determined that Shenzhen Fangdd VIE Agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce Shenzhen Fangdd VIE Agreements.

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, or if the PRC government otherwise finds that the Group, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business, the relevant PRC regulatory authorities, including but not limited to the Ministry of Industry and Information Technology of the People’s Republic China (“MIIT”), which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses;

•	discontinuing or restricting the operations;

•	imposing fines or confiscating any of the income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which the Group or the PRC subsidiaries and affiliates may not be able to comply;

•	requiring the Company or the PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

•	placing restrictions on the right to collect revenues;

•	restricting or prohibiting the use of the proceeds from this offering to finance the business and operations of the VIE; and

•	taking other regulatory or enforcement actions that could be harmful to the business.

The imposition of any of these penalties could have a material and adverse effect on the business, financial condition and results of operations. If any of these penalties results in the inability to direct the activities of the VIE that most significantly impact its economic performance, and/or failure to receive the economic benefits from the VIE, the Group may not be able to consolidate the financial results of the VIE and its subsidiaries in Consolidated Financial Statements in accordance with U.S. GAAP.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to Shenzhen Fangdd.

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2016, 2017 and 2018, and consolidated operating results and cash flows information for the years ended December 31, 2016, 2017 and 2018, have been included in the accompanying Consolidated Financial Statements:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cash and cash equivalents	279,662	549,376	415,456
Restricted cash	80,092	25,345	4,727
Short-term investments	291,500	32,500	21,600
Accounts receivable, net	194,292	827,796	1,352,596
Deposits with real estate developers	3,370	397,868	—
Amount due from related parties*	25,968	3,100	1,794
Prepayments and other current assets	127,731	189,423	210,764

Total current assets	1,002,615	2,025,408	2,006,937

Property, equipment and software, net	48,631	22,120	15,450
Equity method investments	21,000	87,288	341,825
Long-term equity investments	—	—	56,000
Deferred tax assets	6,107	7,115	8,467
Other non-current assets	27,766	4,308	23,915

Total non-current assets	103,504	120,831	445,657

Total assets	1,106,119	2,146,239	2,452,594

Short-term bank borrowings	—	663,100	395,000
Accounts payable	213,238	553,057	1,107,836
Customers’ refundable fees	76,625	58,878	41,697
Amount due to related parties*	177,100	272,645	285,621
Accrued expenses and other payables	734,995	748,164	392,251
Taxes payables	28	645	297

Total current liabilities	1,201,986	2,296,489	2,222,702

Non-current liabilities
Taxes payables	812	3,039	11,916
Deferred tax liabilities	—	718	—
Long-term loan from related party**	—	—	300,000

Total non-current liabilities	812	3,757	311,916

Total liabilities	1,202,798	2,300,246	2,534,618

*

Amounts due from and to related parties represent the amounts due from and to Shanghai Fangdd Information Technology Co., Ltd., Shanghai Fangdd Software Technology Co., Ltd. and its subsidiaries, which are eliminated upon consolidation.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

**

Long-term loan from a related party represent an entrusted loan of RMB 300,000 with a 3-year term at annual interest rate of 0.5%, which is borrowed by Shenzhen Fangdd during the year of 2018 from Fangdd Information via Bank of China in Shenzhen, which are eliminated upon consolidation.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total revenue	1,473,721	1,798,521	2,282,216
Net (loss) income	(333,483)	6,237	107,511
Net cash (used in) provided by operating activities	(25,019)	(663,005)	116,937
Net cash (used in) provided by investing activities	(190,911)	214,872	(303,375)
Net cash (used in) provided by financing activities	(2,407)	663,100	31,900
Net (decrease) increase in cash, cash equivalents and restricted cash	(218,337)	214,967	(154,538)
Cash, cash equivalents and restricted cash at the beginning of the year	578,091	359,754	574,721
Cash, cash equivalents and restricted cash at the end of the year	359,754	574,721	420,183

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The Consolidated Financial Statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying Consolidated Financial Statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. In addition, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. The management believes the Group will have sufficient cash resources from operations and financing support from investors to fund its continuing operation. Therefore, the Group’s Consolidated Financial Statements have been prepared on a going concern basis.

(b)	Restatement of 2016 and 2017 financial statements

During the course of preparing the Company’s consolidated financial statements as of and for the year ended December 31, 2018, management discovered certain errors in its 2016 and 2017 consolidated financial statements in relation to the subsequent measurement of its Redeemable Convertible Preferred Shares. In particular, in determining the redemption value of these redeemable equity instruments and the related accretion for changes in the redemption value over the date of issuance to the earliest redemption

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

date, the Company has inadvertently applied their estimated fair value at the end of the reporting period while the redemption amount should have been determined primarily based on 150% of the original issue price as further described in Note 15. As a result, the Group has restated its 2016 and 2017 consolidated financial statements to correct the carrying amounts of the Redeemable Convertible Preferred Shares, the accretion of the changes in the redemption value and the related impact on the earnings (loss) per share calculations. The effect of the correction of errors in accompany consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of changes in deficit is summarized below. The correction of errors has no impact on the Group’s consolidated statements of cash flows.

	As of December 31, 2016			As of December 31, 2017
	As Previously Reported	Impact of Adjustments	As Restated	As Previously Reported	Impact of Adjustments	As Restated
	RMB	RMB	RMB	RMB	RMB	RMB
Consolidated Balance Sheets:
Mezzanine equity:
Series A-2 Redeemable Convertible Preferred Shares	718,039	(629,739)	88,300	940,051	(850,237)	89,814
Series B Redeemable Convertible Preferred Shares	929,324	(545,256)	384,068	1,161,942	(771,291)	390,651
Series C Redeemable Convertible Preferred Shares	2,007,179	(201,501)	1,805,678	2,103,301	(226,687)	1,876,614
Total mezzanine equity	3,654,542	(1,376,496)	2,278,046	4,205,294	(1,848,215)	2,357,079
Deficit:
Accumulated other comprehensive (loss) income	(132,711)	(133,009)	(265,720)	83,629	(238,682)	(155,053)
Accumulated deficit	(2,790,841)	1,509,505	(1,281,336)	(3,596,052)	2,086,897	(1,509,155)
Total deficit	(2,862,987)	1,376,496	(1,486,491)	(3,451,858)	1,848,215	(1,603,643)

	For the Year Ended December 31, 2016			For the Year Ended December 31, 2017
	As Previously Reported	Impact of Adjustments	As Restated	As Previously Reported	Impact of Adjustments	As Restated
	RMB	RMB	RMB	RMB	RMB	RMB
Consolidated Statements of Comprehensive Income (Loss)
Accretion of Redeemable Convertible Preferred Shares	(601,783)	397,428	(204,355)	(805,860)	577,392	(228,468)
Net loss attributable to ordinary shareholders	(933,849)	397,428	(536,421)	(805,211)	577,392	(227,819)
Foreign currency translation adjustment, net of nil income taxes	(181,058)	(49,834)	(230,892)	216,340	(105,673)	110,667
Total comprehensive (loss) income, net of income taxes	(513,124)	(49,834)	(562,958)	216,989	(105,673)	111,316
Net loss per share attributable to ordinary shareholders
- Basic and diluted	(0.99)	0.42	(0.57)	(0.85)	0.61	(0.24)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31, 2016			For the Year Ended December 31, 2017
	As Previously Reported	Impact of Adjustments	As Restated	As Previously Reported	Impact of Adjustments	As Restated
	RMB	RMB	RMB	RMB	RMB	RMB
Consolidated Statements of changes in deficit
Accumulated other comprehensive (loss) income
Balance as of beginning of the year	48,347	(83,175)	(34,828)	(132,711)	(133,009)	(265,720)
Foreign currency translation adjustments, net of nil tax	(181,058)	(49,834)	(230,892)	216,340	(105,673)	110,667
Balance as of end of the year	(132,711)	(133,009)	(265,720)	83,629	(238,682)	(155,053)
Accumulated deficit
Balance as of beginning of the year	(1,856,992)	1,112,077	(744,915)	(2,790,841)	1,509,505	(1,281,336)
Redeemable Convertible Preferred Shares redemption value accretion	(601,783)	397,428	(204,355)	(805,860)	577,392	(228,468)
Balance as of end of the year	(2,790,841)	1,509,505	(1,281,336)	(3,596,052)	2,086,897	(1,509,155)
Total deficit as of end of the year	(2,862,987)	1,376,496	(1,486,491)	(3,451,858)	1,848,215	(1,603,643)

(c)	Principles of Consolidation

The accompanying Consolidated Financial Statements include the results of the Company, its subsidiaries, VIE and VIE’s subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

(d)	Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for accounts and loans receivable, realization of deferred income tax assets and share-based compensation. Actual results may differ materially from those estimates.

(e)	Foreign Currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (“BVI”), and Hong Kong (“HK”)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

is the United States dollars (“US$”). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange (gain) losses in the Consolidated Statements of Comprehensive Income (Loss). Total foreign currency exchange differences were a gain of RMB 1,070, a loss of RMB 787 and a gain of RMB 684 for the years ended December 31, 2016, 2017 and 2018, respectively.

The financial statements of the Company and the Group’s entities incorporated at Cayman Island, BVI and Hong Kong are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or losses in the Consolidated Statements of Comprehensive Income (Loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or losses in the Consolidated Statements of Changes in Deficit.

(f)	Convenience Translation

Translations of certain balances in accompanying Consolidated Financial Statements from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8650, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

(g)	Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(h)	Cash and Cash Equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(i)	Restricted cash

Restricted cash represents:

(i)

cash deposited with a bank of RMB 637,975 and RMB 345,905 as of December 31, 2017 and 2018, as collateral for borrowings from the bank (note 11). Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective throughout the term of the bank borrowing. Upon repayment of the bank borrowings, the bank deposits are available for general use by the Group.

(ii)

bank balances of RMB 80,092, RMB 51,958 and RMB 4,727 as of December 31, 2016, 2017 and 2018, respectively, held on behalf of home purchasers in respect of their down payments made for secondary property transactions of which legal title transfer from property sellers had not yet been completed. A corresponding liability with the same amount were recorded as down payments collected on behalf of secondary property sellers in accrued expenses and other payables.

Cash deposits restricted for use over one year after the balance sheet date are classified as non-current assets in the Consolidated Balance Sheets.

(j)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are either unsecured with variable interest rates or secured with fixed interest rate. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as gain on short-term investments when earned in the Consolidated Statements of Comprehensive Income (Loss).

(k)	Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for primary property business and individual customers for secondary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB 43,084, RMB 46,900 and RMB 86,417 was provided as of December 31, 2016, 2017 and 2018, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

(l)	Loans receivable, net

Loans receivable represents loan originated or purchased by the Group (see note 7(1)). The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Group’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with the term period ranging from 30 days to 5 years. In the Consolidated Balance Sheets, loans receivable that mature within the next twelve months from the balance sheet date are included in “Prepayment and other current assets” while loans receivable that will mature one year after the balance sheet date are included in “Other non-current assets.”

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

The Group writes-off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

As of December 31, 2016, 2017 and 2018, loan receivables of RMB 3,644, RMB 30,947 and RMB 30,728 were due from the Group’s employees respectively.

(m)	Deposits with real estate developers

Certain project sales contracts entered with real estate developers provide the Group with exclusive selling rights for a limited period of time (the “Exclusive Sales Contracts”), which typically lasts for several months. Certain of these Exclusive Sales Contracts contain terms that requires, unless otherwise agreed by the real estate developers, the Group or, in case of tri-party agreements (see note 13(3)), the Group’s equity method investees to purchase any unsold units of properties at the end of the exclusive sales period (the “Sales Commitment Arrangements”). Under the Sales Commitment Arrangements, the real estate developers either enter into project sales contracts with the Group directly (the “Self-Commitment Arrangements”) or enter into tri-party agreements with the Group and its equity method investees (the “Non-Group Commitment Arrangements”). The Group, or in case of tri-party agreements, its equity method investees is required to advance real estate developer an initial deposit prior to the commencement of the exclusive sales period. The amount of initial deposits required is generally determined at a percentage of the minimum transaction price, as pre-agreed with the real estate developer, of the properties (the “Base Transaction Price”) to be sold to home purchasers in the market during the exclusive sales period. The amount of deposits advanced by the Group, or its equity method investees are adjusted throughout the exclusive sales period based on an agreed schedule such that 100% of the Base Transaction Price for the unsold properties, if any, is advanced to the real estate developers at the end of the exclusive sales period. If all properties are sold during the exclusive sales period, any outstanding deposits are immediately returned to the Group, or its equity method investees.

The Group believes its key management has sufficient knowledge and experience in the relevant real estate markets and has in place adequate process that guides its selection of projects, negotiation of terms and ongoing monitoring of risks.

Prior to entering into a Sales Commitment Arrangement, the Group would assess the marketability of the specified properties, the reasonableness of the Base Transaction Price and other relevant factors. The Group performs such assessment based on the results of its research activities and other factors such as the availability of agents’ resources and has determined that the probability of all properties under such arrangements not being sold within the exclusive sales period is low. The Group believes that the developers

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

enter into such Sales Commitment Arrangement largely due to liquidity consideration in that it could shorten the cash payback period through the receipts of deposits under the arrangement. Also, such Sales Commitment Arrangement may provide higher return to the developer when the properties are sold at a price in excess of the Base Transaction price (see note 2(t)). Therefore, the Group determines that it is remote that the real estate developers will request the Group, or for Non-Group Commitment Arrangements, the Group’s equity method investees to purchase the unsold properties at the end of exclusive sales period. Management has concluded such assessment is supported by the historical experiences where developers agreed to an extended sales period for a few months in those limited instances where certain properties remained unsold at the end of exclusive sales period.

The Group began to enter into the above-mentioned Sales Commitment Arrangements in 2016. During the years ended December 31, 2016, 2017 and 2018, all properties under these arrangements were sold to the home buyers either within the exclusive sales period or during the extended sales period with all related deposits with the real estate developers being fully refunded. From 2018 onwards, the Group did not enter into any new property sales contracts with real estate developers under Self-Commitment Arrangements. Since then, all new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements (see note 6 and note 13(3)), pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period.

The deposits made by the Group under the Self-Commitment Arrangement are recorded as deposits with real estate developers, net of allowance for doubtful accounts, under current assets on the Consolidated Balance Sheets. The Group assesses the recoverability of the deposits with real estate developers based on a combination of factors, including the contractual terms, the developers’ real intention in entering into such arrangements as described above the continuing assessment of the marketability of the properties during the exclusive sales period and the extended sales period, if any, historical experiences and negotiation results of developers’ action at the end of exclusive sales period, and the market price of similar properties. An allowance for doubtful accounts against the deposits is recorded when any portion of deposits are considered not recoverable.

(n)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation, amortization and impairment. Property, equipment and software are depreciated and amortized at rates sufficient to write off their costs less impairment and residual value if any over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. The estimated useful lives are as follows:

Category	Estimated useful lives
Buildings	20 years
Leasehold improvements	2-3 years
Furniture, office equipment	3-5 years
Motor vehicles	3-4 years
Software	2-10 years

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Comprehensive Income (Loss).

(o)	Equity method investments

The Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the Consolidated Statements of Comprehensive Income (Loss).

The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other Group-specific information such as financing rounds.

(p)	Long-term equity investments

Long-term equity investments, except those accounted for under the equity method or those that result in the consolidation of the investee, that do not have readily determinable fair value are measured and recorded at cost, less impairment, with subsequent adjustments for observable price changes in orderly transactions for identical or similar equity investments of the issuer. Purchased options on these equity investments that are not derivatives are accounted for in a manner consistent with the accounting for the equity investments that do not have readily determinable fair value.

(q)	Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018.

(r)	Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of transaction and service is generally subject to VAT at the rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchase of service received. The excess of output VAT over input VAT is reflected in Accrued expenses and other current liabilities, and the excess of input VAT is reflected in Prepayments and other current assets in the Consolidated Balance Sheets. The balances of the excess of input VAT as of December 31, 2016, 2017 and 2018 are RMB 12,788, nil and nil, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(s)	Fair Value

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loan receivable, deposits with real estate developers, short-term borrowings, accounts payable, customers’ refundable fee, accrued expenses and other payables. As of December 31, 2016, 2017 and 2018, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

(t)	Revenue

In accordance with ASC 606, Revenue from Contracts with Customers, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues are recorded net of value-added taxes, business taxes and surcharges.

Commission income

Through its platforms and services provided by real estate agents registered as a member in the Group’s platform (the “Registered Agents”), the Group earns commission revenue from real estate developers for

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

sales transactions of primary properties and to a lesser extent from home owners for sales or rental transactions of secondary properties. For services rendered by the Registered Agents in completing the transactions, the Group pays those the agents a commission fee. The real estate developers and home owners are collectively referred as the properties owners. For each of the properties transactions, the Group enters into contracts with the registered agents (the “Agents’ Contracts”) and properties owners (the “Properties Sales Contracts”) separately. As Registered Agents are involved in providing the services to the properties owners, the Group considers all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties transactions in accordance with ASC 606-10.

The Group has determined that it is a principal for the following reasons; (1) the Properties Sales Contract and the Agents’ Contract are negotiated and entered into separately between the Group and the properties’ owner and the Registered Agents, respectively, at the discretion of the Group, and there is no contractual relationship between the properties owners and the registered Agents; (2) the Group negotiates with the property owners the total commission fee to be paid by the properties owners. The Group also determines the commission rate payable to the Registered Agents at its discretion without any involvement by the properties owners; (3) pursuant to the Properties Sales Contracts, the Group is responsible for the sales or leasing of the properties. In particular, the Group is responsible to undertake the sales and marketing activities it considers necessary to induce the potential home purchasers to visit the sales center of the property and complete the purchase of properties from the real estate developers. The Group is entitled to a pre-determined commission income upon the signing of the sales agreements between the real estate developers and the home purchasers pursuant to the Properties Sales Contracts. The Group’s project management team carries out a series of activities including sales data analysis, development of project sales strategy, resources allocation, assignment of agents, sales and marketing activities, and monitoring of the entire sales process; (4) the Group monitors Registered Agents’ services and provide them with instructions and guidelines in approaching and serving the home buyers.

Commission income for sales transactions of primary properties and rental transactions for secondary properties are recognized by the Group upon the signing of the sales and purchase agreements or rental agreements and making the required down payment by the home purchasers or tenants. Commission income for sales transactions of secondary properties are recognized when the transfer over legal title of ownership of the properties between the home owners and home purchasers are complete.

The Group also enters into certain arrangements with real-estate developers pursuant to which potential home purchasers may pay the Group a fixed amount in return for a discount for their purchases of specified properties from the real estate developers. The fees paid by the home purchasers to the Group are fully refundable before the execution of the sales and purchase agreements between the home purchasers and the real estate developers. For these transactions, except for the fees received from the home purchasers, the Group is not entitled to any additional commission from the real estate developers. The Group recognizes commission income in the amount of fees received from the home purchasers when the Group’s services are rendered upon the execution of the sales and purchase agreements between the home purchasers and the real estate developers. Fees received from home purchasers in advance of the revenue recognition are recorded as “Customers’ Refundable Fees” (see note 12) on the Consolidated Balance Sheets.

For primary properties transactions, the Group generally earns a fixed commission rate (“Base Commission”) of the pre-determined properties transaction price (the “Base Transaction Price”) as stated in the Properties Sales Contracts. For certain primary properties transactions, the Group obtains exclusive sales right from real estate developers to sell the properties for a limited period of time and is required to advance certain amount of deposits. Not all of the Exclusive Sales Contracts contains Sales Commitment Arrangement as disclosed in note 2(m). Pursuant to those Exclusive Sales Contracts with Sales Commitment

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Arrangement, the Group is permitted to sell the properties in the market at a price above the Base Transaction Price. In addition to the Base Commission, the Group is entitled to an additional income (the “Sales Incentive Income”), determined at a progressive rate on the excess of the actual transaction price over the Base Transaction price. Same as Base Commission income, the Sales Incentive Income is also recognized as revenue upon the signing of the sales and purchase agreements and making the down payment by the home purchasers.

Franchise Income

The Group enters into franchise agreements with certain third party real estate agency companies located in those cities where the Group does not have an established sales office. Pursuant to these franchise agreements, the Group grants the franchisees with the right to use the Group’s brands, access of listings in the Group’s platform and other resources in return for a franchise fee. For franchise agreements entered in 2016 and 2017, franchise fee is determined based on a percentage of the franchisee’s gross commission income earned. Franchise income are recognized when the underlying franchisees’ revenue is earned. For franchise agreements entered in 2018, franchise fee is determined at an agreed fixed amount over a period of time and are recognized by the Group on a straight-line basis over the contractual period. During the years ended December 31, 2016, 2017 and 2018, the Group recognized franchise income of RMB 13,224, RMB 13,400 and RMB 17,748, respectively.

Financial service income

The Group provides small lending financial services to home purchasers, registered agents and the Group’s employees who meet the Group’s credit assessment requirements. Financial services income from loans receivable is recognized using the effective interest rate method.

Other value-added services

Other value-added services are recognized as revenue on a straight-line basis over which the services are rendered, They mainly represent subscription fee earned by offering registered agents with a suite of marketing and business technology products and services for use in a specified period of time so as to assist them growing and managing their businesses.

Loans facilitation services

Loans facilitation services are recognized as revenue when the relevant loans agreement signed and the related loans were drew down by the home buyers. Loans facilitation services primarily consists of the services to facilitate the home buyers, registered agents and other market participants borrowing from the financial institutions in the property transactions.

The Group elected to apply the practical expedient that allows the Group not to disclose the transaction price related to remaining performance obligations for contracts with an original expected duration of one year or less.

(u)	Cost of Revenue

Cost of revenue primarily consists of agents’ commission, sharing of sales incentive income with fund providers, promotion and operational expenses, and salaries and benefits expenses that incurred for properties transactions.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(v)	Sales and marketing expenses

Sales and marketing expenses mainly consist of advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses was RMB 96,809, RMB 38,151 and RMB 57,767 for the years ended December 31, 2016, 2017 and 2018.

(w)	Product development expenses

Product development expenses primarily consist of salaries and benefits expenses, depreciation of equipment relating to the development of new products or upgrading of existing products and other expense for the product activity of the Group. The Group expenses product development expenses as incurred.

(x)	General and administrative expenses

General and administrative expenses mainly consist of payroll and related staff costs for corporate functions, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment for use by these corporate functions of the Group.

(y)	Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Company’s Consolidated Statements of Comprehensive Income (Loss).

(z)	Share-based Compensation

Share-based awards granted to the employees, directors and consultants in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded vesting method, net of estimated forfeitures, if and when the Company considers that it is probable that the performance condition will be achieved.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Estimation of the fair market value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(aa)	Employee Benefits

The Company’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social insurance benefits included as expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss) amounted to RMB 90,650, RMB 60,679 and RMB 45,010 for the years ended December 31, 2016, 2017 and 2018, respectively.

(bb)	Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in income tax expense and penalties in general and administrative expenses.

(cc)	Leases

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Comprehensive Income (Loss) on a straight-line basis over the lease term. The Group had no capital leases as of December 31, 2016, 2017 and 2018.

(dd)	Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares has no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, and ordinary shares issuable upon the vest of restricted ordinary shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ee)	Segment Reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer and management personnel do not segregate the Group’s business by service lines. All service categories are viewed as in one and the only operating segment.

(ff)	Statutory Reserves

The Group’s subsidiaries, VIE and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Group. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective Group’s discretion.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Group. Appropriation to the discretionary surplus fund is made at the discretion of the Group.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective Group. The staff bonus and welfare fund is liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Group by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2016, 2017 and 2018, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries which did not earn after-tax profits as determined under PRC GAAP. No appropriation has been made by these companies to discretionary funds.

(gg)	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods, and will be required to be applied either retrospectively or modified retrospectively. Early application of the guidance is not permitted. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. In 2016, the FASB and IASB issued several amendments and clarifications to the new revenue standards, including ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, primarily as a result of issues raised by stakeholders and discussed by the Transition Resource Group. Amendments were made to the guidance related to the principal versus agent assessment, identifying performance obligations, accounting for licenses of intellectual property, and other matters (such as the definition of completed contracts at transition, the addition of new practical expedients, and various technical corrections). As amended, the FASB’s standard is effective for public entities for the first interim period within annual reporting periods beginning after December 15, 2017 (nonpublic companies have an additional year). The FASB’s standard will allow early adoption, but no earlier than the original effective date for public entities (reporting periods beginning after December 15, 2016). The Company elected to early adopt the new standard in 2017 using the retrospective method.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred income tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

retrospectively to all periods presented. Early adoption is permitted. The Company elected to early adopt the ASU 2015-17 in 2016 on a retrospective basis. The adoption of ASU 2015-17 did not have material impact on the Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” and issued certain technical corrections and improvements to the initial guidance within ASU 2018-03 in February 2018. ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The new guidance also simplifies the impairment assessment and enhances the disclosure requirements of equity investments. With respect to the Company’s consolidated financial statements, the most significant impact relates to the accounting for equity investments (except for those accounted for under the equity method or those that result in the consolidation of the investee). Under the new guidance, these equity investments of the Company are required to be measured at fair value with changes in fair value recognized in net income. For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, with subsequent adjustments for observable price changes. ASU 2016-01 is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Non- public business entities can adopt the standard at the same time as public business entities, and both public business entities and non-public business entities can early adopt certain provisions. The Company applied the new guidance for the year ended December 31, 2018.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Group normally entered into operating leases for its office use. As disclosed in Note 20, the Group only had future minimum lease commitments under non-cancellable operating lease agreements of RMB 17,974 as of December 31, 2018. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-02 will be applied for the fiscal year ending December 31, 2020. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements. So far, management believes that the adoption of ASU 2016-02 would not have a material impact on the Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-07 (“ASU 2016-07”), Investments—Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting, to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 “Investments—Equity method and Joint 161 Ventures” that an entity retroactively adopts the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor adds the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopts the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for the Company for the year beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this ASU has no material impact on the Consolidated Financial Statements.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The ASU requires a retrospective transition method for each period presented. The Company elected to early adopt ASU 2016-18 as of the beginning of fiscal 2016. The statements of cash flows for the fiscal years ended December 31, 2016, 2017 and 2018 include restricted cash with cash when reconciling the beginning-of-period and end-of-period total amounts.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350). Under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. There is no impact on its Consolidated Financial Statements as the Company has no goodwill as of December 31, 2016, 2017 and 2018.

In February 2017, the FASB issued ASU No. 2017-05 Other Income—Gains and Losses from the Derecognition of Non-financial Assets (Subtopic 610-20). The amendments in this ASU clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance non-financial asset. The amendments define the term in substance non-financial asset, in part, as a financial asset promised to a counterparty in a contract if substantially all of the fair value of the assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in non-financial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in non-financial assets, then all of the financial assets promised to the counterparty are in substance non-financial assets within the scope of Subtopic 610-20. The amendments to this update also clarify that non-financial assets within the scope of Subtopic 610-20 may include non-financial assets transferred within a legal entity to a counterparty. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Management believe that this ASU has no impact on its Consolidated Financial Statements.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On November 5, 2018, the FASB issued ASU 2018-18, which amended ASC 808 and ASC 606 to clarify that transactions in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer for a distinct good or service (i.e., unit of account). The guidance precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The guidance is effective for public business entities in fiscal years beginning after December 15, 2019, and interim periods therein, and for all other entities, in fiscal years beginning after December 15, 2020, and interim periods beginning the following fiscal year. Early adoption is permitted for entities that have adopted ASC 606. Management is currently evaluating the impact of this guidance on the Consolidated Financial Statements.

3.	Concentration and Risk

Concentration of customers

There are no customers from whom revenue individually represent greater than 10% of the total revenue of the Group for the years ended December 31, 2016, 2017 and 2018.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and loans receivable included under prepayments and other current assets. As of December 31, 2016, 2017 and 2018, substantial all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions located in the PRC and Hong Kong which management believes are of high credit quality and financially sound based on public available information.

Accounts receivable are typically unsecured and are primarily derived from revenue earned from real estate developers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

The Group is exposed to default risk on its loans receivable. The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2016, 2017 and 2018, no individual loans receivable balance accounted for over 10% of the total loans receivable.

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB 291,975, RMB 518,071 and RMB 429,266 as of December 31, 2016, 2017 and 2018. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Interest rate risk

The Group’s short-term bank borrowings bear interests at fixed rates. If the Group were to renew these loans upon maturity and the related banks only agree to offer variable rate for such renewal, the Group might then be subject to interest rate risk.

4.	Fair Value Measurement

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2016

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	291,500	—	291,500

Total Assets	—	291,500	—	291,500

December 31, 2017

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	32,500	—	32,500

Total Assets	—	32,500	—	32,500

December 31, 2018

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	71,483	—	71,483

Total Assets	—	71,483	—	71,483

The Group values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

The Group’s short-term investments as of December 31, 2016, 2017 and 2018 were acquired close to the year-end dates with maturity from seven days to one month, except for the short-term wealth management product issued by Bank of China in Shenzhen of RMB 49,883 on April 28, 2018 with a 363-day term and a fixed annual interest rate and principle secured. This wealth management product has served as the collateral of a short-term loan of RMB 49,000 from Bank of China in Shenzhen (see note 11) since July 2018.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

There is no recurring fair value measurement categorized within level 3 of the fair value hierarchy as of January 1, 2016 and during the year ended December 31, 2016, 2017 and 2018.

There have no transfers between level 1, level 2 and level 3 categories.

5.	Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Accounts receivable from real estate developers	230,960	871,028	1,436,367
Accounts receivable from individual customers	6,416	3,668	2,646

	237,376	874,696	1,439,013
Less: allowance for doubtful accounts	(43,084)	(46,900)	(86,417)

Accounts receivable, net	194,292	827,796	1,352,596

As of December 31, 2018, the Group pledged accounts receivable from real estate developers of RMB 65,697 as security for the bank loans of RMB 50,000 from Bank of China in Shenzhen (see note 11).

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	18,337	43,084	46,900
Provision for the year	24,747	8,014	39,517
Write-off	—	(4,198)	—

Balance at the end of the year	43,084	46,900	86,417

6.	Deposits with real estate developers

Deposits with real estate developers on the Consolidated Balance Sheets represents deposits made by the Group for Properties Sales Contract with exclusive sales right and Self-Commitment Arrangement (see note 2(m)). All the deposits as of December 31, 2016, and 2017 have been fully refunded by the real estate developer as the Group was able to sell all units of properties within the specified exclusive sales period or during the extended sales period. As of December 31, 2018, the Group did not have any outstanding Self-Commitment Arrangement entered with developers.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7.	Prepayments and other assets

		As of December 31,
		2016	2017	2018
		RMB	RMB	RMB
Loans receivable, net	(1)	131,085	75,685	74,068
Rental and other deposits		21,751	17,784	10,258
VAT-input deductible		12,788	—	—
Security deposits with real estate developers	(2)	11,214	93,692	106,528
Prepayment for investments	(3)	—	—	20,246
Others		9,594	11,234	23,811

		186,432	198,395	234,911
Less: allowance for doubtful accounts		(466)	—	—

Prepayments and other assets		185,966	198,395	234,911

Current Portion		158,200	194,087	210,996
Non-Current Portion		27,766	4,308	23,915

Total prepayments and other assets		185,966	198,395	234,911

(1)	Loans receivable, net

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Secured personal loans	31,388	28,078	31,467
Unsecured personal loans	101,021	49,018	43,714

	132,409	77,096	75,181
Less: allowance for doubtful loans	(1,324)	(1,411)	(1,113)

Loans receivables, net	131,085	75,685	74,068

Current Portion	103,319	71,377	70,399
Non-Current Portion	27,766	4,308	3,669

Total loans	131,085	75,685	74,068

As of December 31, 2016, 2017 and 2018, loans receivables are primarily personal loans made to home purchasers, home owners and registered agents. These loans have an original term from 30 days to 5 years and carry interest rates between 3.6%~24% per annum.

On December 25, 2017, the Group entered into a one-year arrangement with an independent third party trust, under which the Group would refer home owners on their platform to obtain personal loans from the trust. The Group is entitled to a loan facilitation fee ranging from 0.8% to 4% of the amounts of completed loan transactions. The personal loans are secured by the home owners’ properties. The Group provided guarantee on the principal and interest repayment of the loans to the trust and committed to purchase all the unpaid loans principal and accrued interests due from the home owners upon the end of the arrangement on December 25, 2018. Such guarantee was accounted for a derivative during the one-year agreement period under ASC 815 and the Group has determined that its fair value to be immaterial. On December 25, 2018,

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

the Group purchased from the trust, pursuant to the arrangement, unpaid secured loans at a consideration of RMB 21,424, determined based on the outstanding principal and interest payable by the home owners. These loans have been recorded in secured loans receivables on the consolidated balance sheet as at December 31, 2018.

The following table sets forth the activity in the allowance for doubtful loans for the years ended December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	568	1,324	1,411
Provision (Reversal) for the year	756	2,701	(493)
Write-off	—	(2,614)	—
Collection of previously written-off debtors	—	—	195

Balance at the end of the year	1,324	1,411	1,113

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs periodic evaluation of the adequacy of the allowance. The allowance is based on the Group’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the probable loss of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

The following table sets forth the aging of loans receivable as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
1-29 days past Due	5,995	2,036	26,945
30-89 days past Due	528	1,000	2,538
90-179 days past Due	861	191	2,482
Over 180 days past Due	1,379	208	6,495

Total past Due	8,763	3,435	38,460
Current	123,646	73,661	36,721

Total loans	132,409	77,096	75,181

(2)

The Group is required to advance certain deposits to obtain the exclusive selling right for a limited period of time even under exclusive sales contract without Sales Commitment Arrangement. The exclusive sales period normally last for a few months. Full deposits amounts are immediately refundable at the end of the exclusive sales period.

(3)	The Group prepaid investment funds of RMB 16,246 and RMB 4,000 for acquiring equity interests over certain limited partnerships and Guangxi Youju Technology Ltd. (“Youju”) (see note 20 (d),

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

respectively. These investments were not complete as of December 31, 2018, subject to the fulfillment of certain closing conditions.

8.	Property, equipment and software, net

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Buildings	2,594	2,594	2,594
Leasehold improvements	39,530	43,775	44,798
Furniture, office equipment	32,215	31,123	26,703
Motor vehicles	7,542	6,839	10,189
Software	3,068	3,161	3,716

Total Property, equipment and software	84,949	87,492	88,000

Less: Accumulated depreciation and amortization	(36,318)	(65,372)	(72,550)

Total Property, equipment and software, net	48,631	22,120	15,450

Depreciation and amortization expenses were RMB 24,624, RMB 30,440 and RMB 14,254 for the years ended December 31, 2016, 2017 and 2018, respectively.

9.	Equity Method Investments

RMB
Balance as of January 1, 2016	28,500

Additions	25,000
Share of results	(596)
Return of capital	(4,000)

Balance as of December 31, 2016	48,904

Additions	63,000
Share of results	2,902

Dividend received	(2,779)
Return of capital	(17,500)

Balance as of December 31, 2017	94,527

Additions	383,958
Share of results	19,566
Disposal of an equity method investment	(2,907)
Dividend received	(127)
Return of capital	(148,858)

Balance as of December 31, 2018	346,159

During the years ended December 31, 2016, 2017 and 2018, the Group had made certain significant equity method investments. The Group does not have controlling financial interests over these investees but it has the ability to exercise significant influence over their financial and operating polices.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In connection with the Sales Commitment Arrangements as described in notes 2(m) and 2(t), the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary, as further described below.

During the years ended December 31, 2016, 2017 and 2018, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 13(3) below. Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared taking into account the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

The Group has determined that the total equity investment at risk of these limited partnerships is limited to the capital injected in these limited partnerships and does not include the commitments of the partners to contribute additional equity as the funding commitments are not reported as equity in the balance sheet of the limited partnerships. Capital investments of the partners are the only source of funding of these limited partnerships. In addition, the amount of paid-up capital at inception is limited to the funding requirements for the initial stage of the project. The Group has determined that the limited partnerships are VIEs as their total equity investments at risk are not considered to be sufficient to permit the limited partnerships to finance their activities without additional subordinated financial support.

To determine whether the Group is the primary beneficiary of these limited partnerships, the Group has evaluated whether it has both (i) the power to direct the activities of the limited partnerships that most significantly impact their economic performance; and (ii) the obligation to absorb losses of, or the right to receive benefits from, the limited partnerships that could potentially be significant to these entities.

The Group determined that the activities that most significantly impact the economic performance of the limited partnerships include: (i) selecting the real estate projects, (ii) negotiating the terms of sale commitment arrangement, (iii) monitoring the progress of property sales and (iv) for the limited partnerships under Non-Group Commitment Arrangements as described in note 13(3), managing the disposal of unsold properties, if any, at the end of the sales period that the limited partnerships are required to purchase from the property developer.

Based on these activities that the Group considered to be most significant, the Group evaluated who has the power to direct them beginning with an assessment of the parties involved in the ownership and governance structure of these limited partnerships. In this regard, each of the limited partnerships is sponsored by an investor that is unrelated to the Group. The investments of the sponsoring investor in the limited partnerships are generally in the form of both limited partnership interest and general partnership interest, with these partnership interests being held by two or more of the sponsoring investor’s controlled subsidiaries. Under the limited partnership agreement, the general partner has the ability to make key management decisions for the limited partnership. In addition, the Group does not have any kick-out right or the unilateral ability to exercise any substantive participating rights. Accordingly, the Group has determined that the power to direct the activities that most significantly impact the economic performance rests with the general partner and the other limited partners that are all under the common control of the sponsoring investor.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group’s obligation to absorb losses of, or the right to receive benefits from, the limited partnerships are limited to its committed capital investments or its rights to receive sharing of profit from the limited partnerships based on its proportionate share of the capital contributions.

Based on the analysis above, as the Group does not have the power to direct the activities of limited partnerships that most significantly impact their economic performance , the Group has concluded it is not the primary beneficiary of the limited partnerships established in connection with the Sales Commitment Arrangements. The Group determined that it has significant influence over these limited partnerships and therefore has accounted for its investments under the equity method.

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2016, 2017 and 2018 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

	Aggregated carrying amount of the limited partnerships	Maximum amount of additional capital commitment (Note 20(c))	Maximum exposures to the losses of the limited partnerships
	RMB	RMB	RMB
Balance as of December 31, 2016	39,632	—	39,632
Balance as of December 31, 2017	87,288	322,081	409,369
Balance as of December 31, 2018	341,826	616,891	958,717

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 13(3) below. The Group’s effective interests to the limited partnerships as of December 31, 2016, 2017 and 2018 are as below:

	As of December 31,
	2016	2017	2018
Name of the limited partnerships
Wuhu Wenqin Limited Partnership (“Gefei Wenqin”)	9%	—	—
Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”)	20%	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”)	—	10%	10%
Ningbo Meishan Jiuchang Investment Limited Partnership (“Jiuchang”)	—	49.95%	49.95%
Tibet Shiguan Business Management Limited Partnership (“Shiguan”)	—	27.6%	27.6%
Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”)	—	—	10%
Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”)	—	—	2%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”)	—	—	26%
Yiwu Longshu Qianli Investment Management Limited Partnership (“Longshu Qianli”)	—	—	16%
Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”)	—	—	20%
Ningbo Meishan Jiuyu Investment Limited Partnership (“Jiuyu”)	—	—	20%
Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”)	—	—	20%
Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”)	—	—	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	—	—	20%

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the years ended December 31 2016, 2017 and 2018, the Group made additional investments into these limited partnerships and received return of capital from these limited partnerships, details of which are summarized below:

	For the year ended December 31,
	2016		2017		2018
Name of the limited partnerships	Capital Investments	Return of capital	Capital Investments	Return of capital	Capital Investments	Return of capital
	RMB	RMB	RMB	RMB	RMB	RMB
Gefei Wenqin	—	4,000	—	16,000	—	—
Gefei Chengyun	21,000	—	1,000	1,500	—	18,718
Jiushen	—	—	35,000	—	65,000	—
Jiuchang	—	—	5,000	—	—	2,380
Shiguan	—	—	20,000	—	—	—
Jiuchuan	—	—	—	—	16,687	—
Decheng	—	—	—	—	463	—
Longshu Tianye	—	—	—	—	25,300	—
Longshu Qianli	—	—	—	—	2,807	713
Jiuyi	—	—	—	—	155,333	87,855
Jiuyu	—	—	—	—	26,000	6,075
Jiuzhen	—	—	—	—	33,000	31,117
Yunde	—	—	—	—	50,400	—
Deyan	—	—	—	—	8,968	—

Total	21,000	4,000	61,000	17,500	383,958	146,858

In addition to the above investments in limited partnerships, the Group also invested in following two investments that are accounted for under the equity method.

The Group held equity interests of 30% over Shanghai Qinlin Information Technology Co., Ltd (“Qinlin”) as of December 31, 2016 and 2017. During the year ended December 31, 2018, the Group entered in a sale and purchase agreement with the founder of Qinlin to dispose entire equity interest over Qinlin at consideration of RMB 17,000. As of December 31, 2018, the consideration of RMB 3,400 was received and the management considered recoverability for remaining balance of consideration was uncertain. The Group recognized the income from disposal of RMB 3,400 and recorded a gain on disposal of RMB 493.

As of December 31, 2016, 2017 and 2018, the Group held equity interests of 40% over Shanghai Gefei Fangdd Asset Management Ltd. (“Shanghai Gefei Fangdd”). The Group invested RMB 4,000 to obtain 40% equity interests over Shanghai Gefei Fangdd upon its establishment during the year end December 31, 2016. Shanghai Gefei Fangdd’s principal activities were assets management business and had not commenced operation prior to December 31, 2018.

The Group determined that there was no impairment of the above equity method investments as of December 31, 2016, 2017 and 2018.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Summary combined unaudited financial information for these equity method investees as of and for the years ended December 31, 2016, 2017 and 2018 follows:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance sheet data:
Current assets	287,606	426,325	1,615,143
Non-current assets	—	—	327,355
Property, plant and equipment, net	294	157	—

Total assets	287,900	426,482	1,942,498

Current liabilities	1,059	9,232	366,398

Total liabilities	1,059	9,232	366,398

Equity	286,841	417,250	1,576,100

Total liabilities and shareholders’ equity	287,900	426,482	1,942,498

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Operating data:
Revenue	30,970	66,996	224,377
Operating income	17,909	48,507	139,025
Net income	17,909	48,253	139,025

10.	Long-term equity Investments

In accordance with the Capital Injection and Share Transfer Agreement entered between the Group, Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”) and the existing shareholders of Haofangtong dated July 7, 2018, the Group agreed to acquire in total 26% equity interests of Haofangtong by (1) subscripting 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56,000 (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32,000 if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principle activities are the development and sales of ERP for real estate agents.

On September 5, 2018, the Group completed the transaction of subscripting 4,029,543 newly issued shares of Haofangtong. Management has determined that the consideration paid of RMB56,000 represents the cost of (i) 7% equity interests of Haofangtong and (ii) a purchase option in respect of an additional 19% equity interests of Haofangtong from the existing shareholders for RMB32,000. The total consideration paid is allocated to the 7% equity interest and the purchase option, based on the valuation report prepared by an independent valuation firm.

The Group has determined that it does not have significant influence in Haofangtong and that there is no readily determinable fair value of Haofangtong’s shares. The investments in the 7% equity interests and the

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

purchase option on additional equity interests are measured at their respective allocated costs, less impairment, with subsequent adjustments for observable price changes. No impairment or adjustment for observable price changes on such investments was recognized for the year ended December 31, 2018.

11.	Short-term bank borrowings

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Bank loans	—	663,100	395,000

From February to November 2017, a PRC subsidiary borrowed loans of total RMB 600,000 from China Merchants Bank in Shenzhen, all at annual interest rate of 3.92%. Placement of cash deposits of US$96,412 (equivalent to RMB 661,868) in US$ deposit and RMB 8,000 in RMB deposit with the bank were provided by two subsidiaries of the Group, FDD Network Holding Ltd., and Shenzhen Fangdd Network Technology Ltd, respectively as collateral of the borrowings. The Group fully repaid the loans from China Merchants Bank of RMB 600,000 from February to July 2018.

During the year ended December 31, 2017, another PRC subsidiary, Shenzhen Qianhaiduoduojia Financial Service Co. Ltd. borrowed unsecured loans of RMB 96,200 from Shenzhen Penging Internet Financial Service Co. Ltd with a 4-12 month term at annual interest rate ranging from 6%-9%. These bank loans of RMB 63,100 as of December 31, 2018 were due before August 2018 and have been fully repaid during the year ended December 31, 2018.

From February to July 2018, the Group borrowed a one-year short-term loan of total RMB 296,000 from China Merchants Bank, at annual interest rate ranging from 4.35% to 5.66%. Placement of cash deposits of US$50,400 (equivalent to RMB 345,996) in US$ deposit in China Merchants Bank was provided by a subsidiary of the Group, FDD Network Holding Ltd., as collateral of the borrowings.

In July 2018, the Group borrowed a loan of RMB 49,000 from Bank of China in Shenzhen with a 284-day term at annual interest rate of 4.79%. The short-term investment in wealth management product of RMB 49,883 issued by in Bank of China in Shenzhen are secured for the loan as collateral of the borrowings (see note 4).

From July to December 2018, the Group borrowed the loans of RMB 50,000 from Bank of China in Shenzhen with a six-month term at annual interest rate of 6.09%. The Group pledged accounts receivable from real estate developers derived from the certain projects with the balance of RMB 65,697 as of December 31, 2018 as security for the loans (see note 5).

On February 8, 2018, a PRC subsidiary, Shenzhen Qianhaiduoduojia Financial Service Co. Ltd. borrowed an unsecured loan of RMB 20,000 from Shenzhen Zhongjinhui Asset Management Co. Ltd at annual interest rate of 7% and fully repaid on May 23, 2018.

The loan agreements with China Merchants Bank and Bank of China contain certain financial and non-financial covenants. As of December 31, 2017 and 2018, the Group is in compliance with the covenants.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12.	Customers’ refundable fees

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of year	128,000	76,625	58,878
Cash received from customers during the year	1,212,382	797,529	554,539
Cash refunded to customers during the year	(359,778)	(160,653)	(36,136)
Revenue recognized during the year	(903,979)	(654,623)	(535,584)

Balance at end of year	76,625	58,878	41,697

Customers’ refundable fees represent the commission income received in advance (see note 2(t)).

13.	Accrued expenses and other payables

		As of December 31,
		2016	2017	2018
		RMB	RMB	RMB
Accrual for salary and bonus		91,997	48,049	52,188
Other taxes and surcharge payable		24,483	29,292	37,166
Down payments collected on behalf of secondary property sellers	(1)	80,092	51,958	4,727
Amounts due to franchisees	(2)	91,002	28,839	22,430
Amounts due to third party under collaborative agreements	(3)	—	158,311	14,050
Amounts due to equity method investees under collaborative agreements	(3)	—	121,754	34,714
Professional service fee		2,540	19,886	7,541
Others		466,715	311,875	252,654

Accrued expenses and other payables		756,829	769,964	425,470

(1)

These amounts were held on behalf of home purchasers in respect of their down payments made for secondary property transactions of which legal title transfer from property sellers had not yet been completed (see note 2(i) (ii)).

(2)

The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. For the years end December 31, 2016 and 2017, the franchise period generally lasts for one to two years which will be extended at the Group’s discretion. Guarantee deposits were paid by these real estate agencies companies upon signing the franchise agreements and will be refunded by the Group at the end of the franchise period. During the franchise period for the years ended December 31, 2016 and 2017, the Group received all commission income earned by the franchisees directly from the Properties Owners, which were recorded as other payables in the Consolidated Balance Sheets.

For franchise agreements entered during the year ended December 31, 2018, the franchise period generally lasts for one to five years which will be extended at the Group’s discretion. The Group charges the franchisees over a period of time and no longer collect on behalf the commission income earned by the franchisees from the Properties Owners.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

These amounts as of December 31, 2016, 2017 and 2018 represent the commission received on behalf of the real estate agency companies and guarantee deposits.

(3)

For those exclusive sales contracts with Sales Commitment Arrangements as described in note 2(m), the Group either enters into Self-Commitment Arrangements with the real estate developers directly or enters into Non-Group Commitment Arrangements under tri-party agreements with the real estate developers and the Group’s equity method investees. Under both of these arrangements, it is the Group who is responsible to render the properties sales services as specified in the exclusive sales contracts.

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income and any Sales Incentive Income earned, based on the agreed profit sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of Revenue” in the Consolidated Statements of Comprehensive Income (Loss). The funds provided by these independent third parties or equity method investees to the Company to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits paid by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Deposits with real estate developers” (note 2(m) and note (6)) on the Consolidated Balance Sheets.

For Non-Group Commitment Arrangements, the equity method investees of the Group are obliged to pay the deposits required directly to the real estate developers and subject to the commitment to purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. No payable to the equity method investees or deposits with real estate developers were recorded on the Consolidated Balance Sheets in respect of the deposits payments or refund transactions directly made by the funds providers to property developers, as the Group is not the obligator for such deposit payments or the purchase commitment regarding the unsold properties. The Group would enter into separate collaborative agreements (the “Non-Group Collaborative Agreements”) to set out the basis of sharing of the Base Commission Income and any Sales Incentive Income earned, with the equity method investees under the Non-Group Commitment Arrangements. And the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or these equity method investees.

Although the Group is responsible to design and execute the overall sales plan as well as managing and directing its registered agents to facilitate the property transactions, the equity method investees do not simply provide financial resources but also participate in these processes through joint evaluation with the Group about the marketability of the specified properties and their pricing strategy. The Non-Group Collaborative Arrangements are accounted for under ASC 808 with costs incurred and revenue generated by the Group and the equity method investees reported in their respective Consolidated

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Statements of Comprehensive Income (Loss). Revenue earned from the real estate developer for property sales contracts with Non-Group Collaborative Agreements simultaneously entered with equity method investees are presented on a gross basis with the Base Commission Income and Sales Incentive Income recognized as “Revenue” and the amounts of profit shared with equity method investees recorded in “Cost of Revenue” in the Consolidated Statements of Comprehensive Income (Loss) as the Group is deemed to be the principal under these arrangements.

During the years ended December 31, 2016, 2017 and 2018, the Group earned Base Commission Income of RMB 146,867, RMB 148,474 and RMB 182,358 and Sales Incentive Income of RMB 14,678, RMB 111,343 and RMB 164,621 for those exclusive sales contracts with Sales Commitment Arrangements, respectively. Included in the total income earned from these Sales Commitment Arrangements during the years ended December 31, 2016, 2017 and 2018 was an amount of RMB 128,774, RMB 199,756 and RMB 260,235, respectively, that were related to Sales Commitment Arrangements with either Self-Commitment or Non-Group Collaborative Agreements, pursuant to which the Group shared RMB 28,954, RMB 68,923 and RMB 55,081 with the funds providers (including the Group’s equity method investees).

14.	Taxation

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiary to the Company is not subject to withholding tax in Hong Kong.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the statutory income tax rate at 25% unless otherwise specified. On September 30, 2014, Shenzhen Fangdd received the High and New Technology Enterprise (“HNTE”) certificate from the Guangdong provincial government. This certificate entitled Shenzhen Fangdd to enjoy a preferential income tax rate of 15% for a period of three years from 2014 to 2016 if all the criteria for HNTE status could be satisfied in relevant year. On October 31, 2017, Shenzhen Fangdd obtained a notice from the Guangdong provincial government that the High and New Technology Enterprise qualification has been renewed for an

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

additional three years from 2017 to 2019. This certificate entitled Shenzhen Fangdd to enjoy a preferential income tax rate of 15% for a period of three years from 2017 to 2019 if all the criteria for HNTE status could be satisfied in the relevant year.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred tax liabilities on undistributed earnings of nil and RMB 8,557 as of December 31, 2017 and 2018, respectively.

(Loss) income before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cayman	3,166	(2,479)	(74)
Hong Kong SAR	(19)	(134)	7,042
BVI	(12)	(1)	(18)
PRC, excluding Hong Kong SAR	(334,084)	5,629	101,509

	(330,949)	3,015	108,459

The Group had minimal current income tax expense for the years ended December 31, 2016, 2017 and 2018, as the majority of the companies in the Group either made a loss or had tax loss carry forwards to net against taxable income in the respective years.

Income tax expense consists of the following:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current income tax expense	930	3,277	6,540
Deferred income tax expense/(credit)	187	(911)	(2,107)

	1,117	2,366	4,433

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The actual income tax expense reported in the Consolidated Statements of Comprehensive Income (Loss) for each of the years ended December 31 2016, 2017 and 2018 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
(Loss) income before tax	(330,949)	3,015	108,459
Income tax computed at PRC statutory tax rate	(82,737)	754	27,115
Tax rate differential not subject to PRC income tax	(787)	631	(576)
Non-deductible expense	2,052	4,147	2,245
Effect of preferential tax rate (Note*)	12,089	(3,102)	(5,153)
Change in valuation allowance	79,959	3,348	(8,651)
Additional deduction for research and development expenses	(9,459)	(3,412)	(8,732)
Tax-exempted income	—	—	(2,306)
Late payment surcharge on uncertain tax position	—	—	544
Other	—	—	(53)

	1,117	2,366	4,433

Note* Shenzhen Fangdd enjoys a preferential income tax rate of 15% for a period of six years from 2014 to 2019 if all the criteria for HNTE status could be satisfied in the relevant year. Please refer to Note 14 – a) PRC section for details.

b)	Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2016, 2017 and 2018 are as follows:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net operating loss carry forward	123,386	139,177	142,793
Bad debt provision	8,008	8,936	17,208
Payroll and accrued expenses	9,336	8,648	2,148
Deductible advertisement expenses	23,713	11,530	158
Share of losses from equity method investees	807	1,315	—

Total deferred tax assets	165,250	169,606	162,307
Less: Valuation allowance	(159,143)	(162,491)	(153,840)

Deferred tax assets	6,107	7,115	8,467

Share of profit from equity method investees	658	755	—

Deferred tax liabilities	658	755	—

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	(79,184)	(159,143)	(162,491)
Changes valuation allowances	(79,959)	(3,348)	8,651

Balance at the end of the year	(159,143)	(162,491)	(153,840)

Management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2016, 2017 and 2018, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. As of December 31, 2018, the valuation allowance of RMB 153,840 was related to the deferred income tax asset of certain subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB 613,231 as of December 31, 2018, of which RMB 171,790, RMB 224,081, RMB 158,497 and RMB 58,863 will expire if unused by December 31, 2020, 2021, 2022 and 2023, respectively.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Beginning balance	—	(812)	(3,697)
Additions	(812)	(2,885)	(8,949)

Ending balance	(812)	(3,697)	(12,646)

RMB 812, RMB 3,697 and RMB 12,646 of unrecognized tax benefits as of December 31, 2016, 2017 and 2018 are related to uncertainty with regard to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2016, 2017 and 2018 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Income (Loss) as components of income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

15.	Redeemable Convertible Preferred Shares

Redeemable convertible preferred shares consist of the following:

	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Total
	RMB	RMB	RMB
Balance as of January 1, 2016 (restated, Note 2(b))	76,016	330,635	1,521,254	1,927,905

Redemption value accretion (restated, Note 2(b))	6,601	28,713	169,041	204,355
Foreign currency translation adjustment (restated, Note 2(b))	5,683	24,720	115,383	145,786

Balance as of December 31, 2016 (restated, Note 2(b))	88,300	384,068	1,805,678	2,278,046

Redemption value accretion (restated, Note 2(b))	7,250	31,532	189,686	228,468
Foreign currency translation adjustment (restated, Note 2(b))	(5,736)	(24,949)	(118,750)	(149,435)

Balance as of December 31, 2017 (restated, Note 2(b))	89,814	390,651	1,876,614	2,357,079

Redemption value accretion	7,735	33,646	206,805	248,186
Foreign currency translation adjustment	5,194	22,592	110,093	137,879

Balance as of December 31, 2018	102,743	446,889	2,193,512	2,743,144

Since the date of incorporation, the Company has completed four rounds of financing by issuing preferred shares, namely, Series A-1 and A-2 preferred shares issued in 2013 (the Series A-1 preferred shares and Series A-2 preferred shares are collectively referred as “Series A preferred shares”), Series B preferred shares issued in 2014, and Series C preferred shares issued in 2015. Series A-1 preferred shares are non-redeemable convertible preferred shares while the other series preferred shares are redeemable and convertible.

On October 25, 2013, the Company entered into a share purchase agreement with the Series A Investors and pursuant to which, the Company issued 259,257,900 shares of Series A preferred shares, of which 111,110,000 series A-1 preferred shares were issued at par value and 148,147,900 series A-2 preferred shares were issued at a price of US$0.07 per share with total consideration of US$9,830 (equivalent to approximately RMB 67,483) (see note 16 for the detail of Series A-1 preferred shares). The issuance of the Series A preferred shares was completed in 2013.

On June 12, 2014, the Company entered into a share purchase agreement with the Series B Investors and pursuant to which, the Company issued 177,834,496 shares of Series B preferred shares at a price of US$0.25 per share with total consideration of US$45,000 (equivalent to approximately RMB 308,925). The issuance of the Series B preferred shares was completed in 2014.

On June 30, 2015, the Company entered into a share purchase agreement with the Series C Investors and pursuant to which, the Company issued 286,959,017 shares of Series C preferred shares at a price of US$0.78 per share with total consideration of US$223,000 (equivalent to approximately RMB 1,530,895). The issuance of the Series C preferred shares was completed in 2015. Pursuant to the agreement with Series C Investor, the Company repurchased on 29,596,670 ordinary shares with consideration of US$ 23,000 (equivalent to approximately RMB 157,895), and 9,007,682 Series A-1 preferred shares with consideration of US$ 7,000 (equivalent to approximately RMB 48,055).

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Company has classified the Series A-2 Preferred Shares, Series B Preferred Shares and Series C Preferred Shares as mezzanine equity in the Consolidated Balance Sheets since they are contingently redeemable at the option of the holders after a specified time period.

The Company has determined that conversion and redemption features embedded in the Redeemable Preferred Shares are not required to be bifurcated and accounted for as a derivative, as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares.

The Company has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates.

In addition, the carrying values of the Preferred Shares are accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, additional charges are recorded by increasing the accumulated deficit.

The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption Rights

At any time on or after June 12, 2019 if there is no Qualified Initial Public Offering (“Qualified IPO”), each of the holders of a majority of the then outstanding Series A-2 Preferred Shares and Series B Preferred Shares may request a redemption of the Preferred Shares of such series.

At any time after the earlier of (a) the fifth anniversary of the commitment date of the series C preferred shares purchase agreement (“Closing Date”) (if there is no Qualified IPO) or (b) any redemption initiated by the holders of Series A-2 Shares or Series B Shares pursuant to above, each of the holders of a majority of the then outstanding Series C Preferred Shares may request a redemption of the Preferred Shares of such series.

The price at which each Preferred Share shall be redeemed equal to 150% of its Original Issue Price, plus any dividend which have been declared (but which remain unpaid) in respect of the Preferred Shares, as adjusted for share split, share dividends, combination, recapitalizations and similar events with respect to each series.

The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates.

Conversion Rights

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred. At December 31, 2016, 2017 and 2018, each Preferred Share is convertible into one ordinary share.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”) or (ii) each Series B Preferred Share shall automatically be converted into Ordinary Shares upon the affirmative written consent of the holders of 75% or more of then outstanding Series B Preferred Shares.

Voting Rights

Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Preferred Shares shall vote together with the holders of Ordinary Shares, and not as a separate class or series with respect to certain specified matters. Otherwise, the holders of Preferred Shares and ordinary shares shall vote together as a single class.

Dividend Rights

No dividends shall be declared or paid on the Ordinary Shares, Series A Preferred Shares and the Series B Shares unless and until a dividend in like amount is paid at the same time on each outstanding Series C Preferred Share calculated on an as-converted basis.

No dividends shall be declared or paid on the Ordinary Shares and Series A Preferred Shares unless and until a dividend in like amount is paid at the same time on each outstanding Series B Preferred Share (calculated on an as-converted basis).

Liquidation Preferences

In the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series C Preferred Shares, Series B Preferred Shares, Series A-2 Preferred Shares and Series A-1 Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

The modifications of the rights, preferences and privileges of the Preferred Shares are not considered substantial, and are thus accounted for as a modification rather than an extinguishment of the Preferred Shares. Where there is a transfer of value between ordinary shareholders and Preferred Shares holders as a result of such modifications, the transfer of value is accounted for as deemed dividends, recorded as additions/reductions in accumulated deficit and reductions/additions in the Preferred Shares carrying amounts.

16.	Ordinary shares and Series A-1 Convertible Preferred Shares

Ordinary shares

Upon incorporation in 2013, the Company’s authorized ordinary shares were 2,000,000,000 shares with a par value of US$0.0000001 each and issued 975,308,700 ordinary shares at par value. The number of authorized ordinary shares was increased from 2,000,000,000 to 2,275,948,587 as of December 31, 2016 and 2017 after the issuance of 111,110,000 Series A-1 Preferred Shares, 148,147,900 Series A-2 Preferred shares, 177,834,496 Series B Preferred Shares and 286,959,017 Series C Preferred Shares.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In 2015, the Company repurchased 22,519,205 and 7,077,465 ordinary shares owned by Jiancheng Li and Xi Zeng through Tianyu Network international and ZX International Ltd, respectively.

Series A-1 Convertible Preferred Shares

On October 25, 2013, the Company re-designated 111,110,000 ordinary shares held by Fangdd Decent International Ltd. to Series A-1 Preferred Shares and issued 148,147,900 Series A-2 Preferred shares to Fangdd Share Capital International Ltd, Merlinano Limited and CA-JAIC China Internet Fund II, L.P. on the same day. Series A-1 Preferred Shares are not redeemable and are convertible to Ordinary Shares at a 1-to-1 initial conversion ratio at the option of the holder at any time after the date of issuance. The liquidation preference of Series A-1 Preferred Shares is preferable to Ordinary Shares but subordinated to redeemable convertible preferred shares as disclosed in Note 15.

17.	Share-Based Compensation

On December 21, 2018, the Group adopted the 2018 Share Incentive Plan (“2018 Plan”).

Under the 2018 Plan, the Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2018 Plan shall be 260,454,163 shares.

All stock options granted to employees, consultants or directors (collectively as “Grantees”) under the 2018 Plan are not exercisable until the consummation of the Group’s Initial Public Offering (“IPO”) and are required to render service to the Group in accordance with a stipulated service schedule under which an employee earns an entitlement to vest in 30% of his option grants at the end of the first two years and 40% at the end of the third year of completed service.

Prior to the completion of the IPO, the stock options granted to the employees, consultants and directors shall be forfeited upon the termination of employment of the employees, consultants and directors.

The Group granted 175,978,312 stock options to Grantees during the year ended December 31, 2018. No options granted are exercisable as at December 31, 2018.

The following table sets forth the stock options activity for the years ended December 31, 2018:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
		US$		US$’000	US$
Outstanding as of December 31, 2017	—	—	—	—	—
Granted	175,978,312	0.0000001	5	242,850	1.38
Forfeited	—	—	—	—	—
Outstanding as of December 31, 2018	175,978,312	0.0000001	4.97	242,850	1.38

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

In determining the grant date fair value of the Company’s ordinary shares for purposes of recording share-based compensation in connection with stock options, the Group, with the assistance of independent appraisers.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. The Group considered the market and cost approaches as inappropriate for valuing the Company’s ordinary shares because no exactly comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, the Group relied solely on the income approach in determining the fair value of the Company’s ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to the Group.

The income approach involves applying discounted cash flow analysis based on the Group’s projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. The Group’s projected revenues were based on expected annual growth rates derived from a combination of historical experience and the general trend in this industry. The revenue and cost assumptions used are consistent with our long-term business plan and market conditions in this industry. The Group also has to make complex and subjective judgments regarding its unique business risks, its limited operating history, and future prospects at the time of grant.

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Year ended December 31, 2018
Expected volatility	60%
Risk-free interest rate (per annum)	3.7%
Exercise multiple	2.2
Expected dividend yield	0%
Contractual term (in years)	5

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

For the Group’s stock options granted to Grantees, the completion of an IPO is considered to be a performance condition of the awards. An IPO is not considered by management to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the consummation of an IPO, and hence no share-based compensation expense was recognized for the year ended December 31, 2018.

As of December 31, 2018, the fair value of nonvested options granted to employee and management, which are not exercisable, amounted to US$ 243 million (equivalent to RMB 1.7 billion). The Group will

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

recognize compensation expenses relating to the stock options vested cumulatively upon the consummation of the Group’s IPO.

18.	Revenue information

Revenue consists of the following:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Base commission from transactions	1,425,955	1,652,032	2,034,115

Innovation initiatives and other value-added services	49,803	146,489	248,101

	1,475,758	1,798,521	2,282,216

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

Innovation initiatives and other value-added services primarily consists of sales incentive income, franchise income, financial services income, loans facilitation services and revenue from other value-added services rendered to the registered agents and market participants.

19.	Net (loss) income per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the year ended December 31,
	2016	2017	2018
	Restated RMB	Restated RMB	RMB
Numerator:
Net (loss) income	(332,066)	649	104,026
Accretion to preferred share redemption value	(204,355)	(228,468)	(248,186)

Numerator for basic and diluted net loss per share calculation	(536,421)	(227,819)	(144,160)

Denominator:
Weighted average number of ordinary shares	945,712,030	945,712,030	945,712,030
Denominator for basic and diluted net loss per share calculation	945,712,030	945,712,030	945,712,030

Net loss per ordinary share:
- Basic and diluted	(0.57)	(0.24)	(0.15)

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2016	2017	2018
Series A-1 Preferred Shares	102,102,318	102,102,318	102,102,318
Redeemable convertible Preferred Shares	612,941,413	612,941,413	612,941,413
Share options	—	—	175,978,312

Total	715,043,731	715,043,731	891,022,043

20.	Commitments and Contingencies

(a)	Operating lease Commitments

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses under operating leases included in the Consolidated Statements of Comprehensive Income (Loss) were RMB 39,524, RMB 34,967 and 18,564 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum lease commitments under non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
2019	14,091
2020	2,920
2021	469
2022	126
2023	126
Thereafter	242

Total	17,974

(b)	Self-Commitment Arrangements with real estate developers

As described in note 13(3), the Group is committed to advance deposits up to full Base Transaction Price for any unsold properties at the end of the exclusive sales period under the Self-Commitment Arrangement. As of December 31, 2016, 2017 and 2018, there were unsold properties under those Self-Commitment Arrangements whereby the Group would be required to advance maximum deposits of RMB3,370, RMB507,175 and Nil respectively should the units of unsold properties remain unchanged through the end of the respective exclusive sales periods. As of December 31, 2016, 2017 and 2018, the Group had advanced deposits of RMB3,370, RMB397,868 and Nil, respectively, in accordance with deposit requirements under these arrangements, which are recorded under deposits with real estate developers on the Consolidated Balance Sheet. The Group’s obligations to make additional deposits are contingent upon the number of unsold properties, if any, at each reporting date and through the end of exclusive sales period under Self-Commitment Arrangement. All Exclusive Sales Contracts with Self-Commitment Arrangement signed prior to December 31, 2017 have been closed with all deposits advanced to the real estate developers by the Group fully refunded as of December 31, 2018.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(c)	Capital commitment

As a limited partner of those equity method investees disclosed in note 9, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to Nil, RMB 322,081 and RMB 616,891 as of December 31, 2016, 2017 and 2018, respectively.

(d)	Investment commitment

In accordance with the Capital Injection Agreement entered by the Group, Youju and the existing shareholders of Youju on July 17, 2018, the Group agreed to acquire in total 10% equity interests of Youju at a consideration of RMB 15,000 if Youjiu and the existing shareholders of Youju fulfill certain conditions under the agreement. As of December 31, 2018, the Group paid RMB 4,000 as prepayment (see note 7(3)) and the completion of the acquisition is subject to fulfillment of certain closing conditions.

21.	Related Party Balance and Transactions

During the years ended December 31, 2016, 2017 and 2018, the Group had the following material related party transactions with its equity method investees and affiliates:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Transactions with related parties
(1) Base commission income and sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (see note 13(3))
Gefei Wenqin	28,954	24,656	—
Gefei Chengyun	—	17,231	—
Jiushen	—	1,850	—
Jiufeng	—	9,999	—
Jiusheng	—	—	16,985
Jiuchuan	—	1,566	13,428
Decheng	—	—	585
Longshu Tianye	—	—	3,673
Longshu Qianli	—	—	11,189

	28,954	55,302	45,860

Gefei Wenqin, Gefei Chengyun, Jiushen, Jiuchuan, Decheng, Longshu Tianye, and Longshu Qianli are equity method investees of the Company. Jiufeng and Jiusheng are subsidiaries of Jiushen.

Under the respective Non-Group Commitment Arrangements, Gefei Wenqin, Gefei Chengyun and Jiufeng are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers for the year ended December 31 2016, 2017 and 2018. Under the respective Self-Commitment Arrangements with collaborative agreement, Gefei Chengyun, Jiushen, Jiufeng and Jiusheng directly provided the Group with the funding which are designated for use in advancing the deposits to the real estate developers for the year ended December 31, 2017.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
(2) Funding provided by related parties under Self-Commitment Collaborative Agreements (see note 13(3))
Gefei Chengyun	—	26,434	—
Jiushen	—	30,000	—
Jiufeng	—	26,177	—
Jiusheng	—	108,614	—

	—	191,225	—

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Self-Commitment and Non-Group Collaborative Agreements (see note 13(3))
Gefei Wenqin	28,954	2,400	—
Gefei Chengyun	—	15,786	11,374
Jiushen	—	1,850	1,263
Jiufeng	—	2,373	1,769
Jiusheng	—	1,216	19,912
Jiuchuan	—	—	13,428
Decheng	—	—	479
Longshu Tianye	—	—	3,673
Longshu Qianli	—	—	10,581

	28,954	23,625	62,479

(2) Payables for funds provided under Self-Commitment Collaborative Agreements (see note 13(3))
Gefei Chengyun	—	5,287	—
Jiufeng	—	22,853	—
Jiusheng	—	93,614	34,714

	—	121,754	34,714

Total	28,954	145,379	97,193

22.	Subsequent Events

The Group has evaluated subsequent events from the balance sheet date through April 26, 2019, the date at which the Consolidated Financial Statements were available to be issued. Shenzhen Fangdd repaid the loans of RMB 96,000 on February 11, 2019 to China Merchants Bank, and repaid the loans of RMB 20,000 on January 31, 2019 and RMB 30,000 on March 21, 2019 from China Merchants Bank and Bank of China, respectively, and The Group obtained a new six-month short-term bank borrowing of RMB 20,000 and RMB 30,000 from Bank of China on January and March, respectively. The new borrowings carry interest rate at 6.09% per annum.

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.	Parent only financial information

The following condensed parent company financial information of Fangdd Network Group Ltd., has been prepared using the same accounting policies as set out in the accompanying Consolidated Financial Statements. As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of Fangdd Network Group Ltd., except for those, which have been separately disclosed in the Consolidated Financial Statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2016	2017	2018
	Restated RMB	Restated RMB	RMB
Assets
Current assets
Cash and cash equivalents	681,762	10	36

Total current assets	681,762	10	36

Non-current assets
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	461,767	1,155,290	1,197,490

Total non-current assets	461,767	1,155,290	1,197,490

Total assets	1,143,529	1,155,300	1,197,526

Liabilities
Current liabilities
Accrued expenses and other current liabilities	20,811	19,603	20,590

Total current liabilities	20,811	19,603	20,590

Total liabilities	20,811	19,603	20,590

Mezzanine Equity
Series A-2 Redeemable Convertible Preferred Shares	88,300	89,814	102,743
Series B Redeemable Convertible Preferred Shares	384,068	390,651	446,889
Series C Redeemable Convertible Preferred Shares	1,805,678	1,876,614	2,193,512

Total mezzanine equity	2,278,046	2,357,079	2,743,144

Deficit
Ordinary shares	—	—	—
Series A-1 Convertible Preferred Shares	5,513	5,513	5,513
Additional paid-in capital	55,052	55,052	55,052
Accumulated other comprehensive loss	(265,720)	(155,053)	(274,540)
Accumulated deficit	(950,173)	(1,126,894)	(1,352,233)

Total deficit	(1,155,328)	(1,221,382)	(1,566,208)

Total liabilities, mezzanine equity and deficit	1,143,529	1,155,300	1,197,526

Fangdd Network Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)	Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2016	2017	2018
	Restated	Restated
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(49)	(2,722)	(72)

Total operating expenses	(49)	(2,722)	(72)

Loss from operations	(49)	(2,722)	(72)

Equity (loss) income of subsidiaries and the VIE and VIE’s subsidiaries	(178,354)	54,226	22,921

Other income:
Interest income, net	3,215	243	(2)

(Loss) income before income tax	(175,188)	51,747	22,847
Income tax expense	—	—	—

Net (loss) income	(175,188)	51,747	22,847

Accretion of Redeemable Convertible Preferred Shares	(204,355)	(228,468)	(248,186)

Net loss attributable to ordinary shareholders	(379,543)	(176,721)	(225,339)

(c)	Condensed statements of cash flows

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	3,166	(2,479)	25

Net cash (used in) provided by investing activities	(7)	(660,531)	—

Effect of exchange rate changes on cash and cash equivalents	43,507	(18,742)	1

Net increase (decrease) in cash and cash equivalents	46,666	(681,752)	26

Cash and cash equivalents at the beginning of the year	635,096	681,762	10

Cash and cash equivalents at the end of the year	681,762	10	36

Fangdd Network Group Ltd.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
			(Note 1(a))
Assets
Current assets
Cash and cash equivalents	443,586	532,006	77,495
Restricted cash	350,632	228,351	33,263
Short-term investments	71,483	20,600	3,001
Accounts receivable, net	1,352,596	1,852,467	269,842
Prepayments and other current assets	210,996	187,637	27,333

Total current assets	2,429,293	2,821,061	410,934

Non-current assets
Property, equipment and software, net	15,450	11,921	1,736
Equity method investments	346,159	377,543	54,995
Long-term equity investment	56,000	56,000	8,157
Deferred tax assets	8,467	7,939	1,156
Other non-current assets	23,915	8,779	1,279

Total non-current assets	449,991	462,182	67,323

Total assets	2,879,284	3,283,243	478,257

Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of RMB 395,000 and RMB 295,000 as of December 31, 2018 and June 30, 2019, respectively. Note 1)	395,000	295,000	42,972
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB 1,107,836 and RMB 1,454,391 as of December 31, 2018 and June 30, 2019, respectively. Note 1)	1,128,248	1,476,705	215,105
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB 41,697 and RMB 46,078 as of December 31, 2018 and June 30, 2019, respectively. Note 1)	41,697	46,078	6,712
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB 392,251 and RMB 452,099 as of December 31, 2018 and June 30, 2019, respectively. Note 1)	425,470	477,209	69,512
Taxes payables (including taxes payables of consolidated VIE without recourse to the Company of RMB 297 and 528 as of December 31, 2018 and June 30, 2019, respectively. Note 1)	369	528	77

Total current liabilities	1,990,784	2,295,520	334,378

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Fangdd Network Group Ltd.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
			(Note 1(a))
Non-current liabilities
Taxes payables (including taxes payables of consolidated VIE without recourse to the Company of RMB 11,916 and RMB 11,816 as of December 31, 2018 and June 30, 2019, respectively. Note 1)	12,646	12,604	1,836

Total non-current liabilities	12,646	12,604	1,836

Total liabilities	2,003,430	2,308,124	336,214

Commitments and contingencies (Note 15)

Mezzanine equity

Series A-2 Redeemable Convertible Preferred Shares (US$ 0.0000001 par value, 148,147,900 shares authorized, issued and outstanding as of December 31, 2018 and June 30, 2019, Redemption value of RMB 102,743 and RMB 105,954 as of December 31, 2018 and June 30, 2019; Liquidation value of RMB 1,327,471 and RMB 1,372,263 as of December 31, 2018 and June 30, 2019)	102,743	105,800	15,412

Series B Redeemable Convertible Preferred Shares (US$ 0.0000001 par value, 177,834,496 shares authorized, issued and outstanding as of December 31, 2018 and June 30, 2019, Redemption value of RMB 463,266 and RMB 463,388 as of December 31, 2018 and June 30, 2019; Liquidation value of RMB 1,818,209 and RMB 1,873,147 as of December 31, 2018 and June 30, 2019)	446,889	462,528	67,375

Series C Redeemable Convertible Preferred Shares (US$ 0.0000001 par value, 286,959,017 shares authorized, issued and outstanding as of December 31, 2018 and June 30, 2019, Redemption value of RMB 2,295,740 and RMB 2,296,343 as of December 31, 2018 and June 30, 2019; Liquidation value of RMB 3,950,470 and RMB 4,044,077 as of December 31, 2018 and June 30, 2019)	2,193,512	2,290,951	333,715

Total mezzanine equity	2,743,144	2,859,279	416,502

Deficit:

Ordinary shares (US$0.0000001 par value, 2,275,948,587 shares authorized as of December 31, 2018 and June 30, 2019; 945,712,030 shares issued and outstanding as of December 31, 2018 and June 30, 2019)	—	—	—
Series A-1 Convertible Preferred Shares (US$ 0.0000001 par value, 102,102,318 shares authorized, issued and outstanding as of December 31, 2018 and June 30, 2019)	5,513	5,513	803
Additional paid-in capital	55,052	55,052	8,019
Accumulated other comprehensive loss	(274,540)	(277,636)	(40,442)
Accumulated deficit	(1,653,315)	(1,667,089)	(242,839)

Total deficit	(1,867,290)	(1,884,160)	(274,459)

Total liabilities, mezzanine equity and deficit	2,879,284	3,283,243	478,257

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Fangdd Network Group Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2018	2019
	RMB	RMB	US$
			(Note 1(a))
Revenue	1,032,604	1,604,238	233,684
Cost of revenue	(811,263)	(1,260,525)	(183,616)

Gross profit	221,341	343,713	50,068

Operating expenses:
Sales and marketing expenses	(19,821)	(27,465)	(4,001)
Product development expenses	(98,463)	(144,818)	(21,095)
General and administrative expenses	(85,091)	(99,774)	(14,534)

Total operating expenses	(203,375)	(272,057)	(39,630)

Income from operations	17,966	71,656	10,438

Other income (expenses):
Interest (expenses) income, net	(2,550)	1,338	195
Foreign currency exchange gain	173	26	4
Gain on short-term investments	4,682	2,122	309
Government grants	6,599	13,294	1,936
Other income, net	689	1,884	274
Share of profit from equity method investees, net of income tax	9,847	12,019	1,751

Income before income tax	37,406	102,339	14,907
Income tax expense	222	(2,032)	(297)

Net income	37,628	100,307	14,610
Accretion of Redeemable Convertible Preferred Shares	(116,232)	(114,081)	(16,618)

Net loss attributable to ordinary shareholders	(78,604)	(13,774)	(2,008)

Net income	37,628	100,307	14,610
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(42,084)	(3,096)	(451)

Total comprehensive (loss) income, net of income taxes	(4,456)	97,211	14,159

Net loss per share attributable to ordinary shareholders
- Basic and diluted	(0.08)	(0.01)
Weighted average number of ordinary shares outstanding used in computing net loss per share
- Basic and diluted	945,712,030	945,712,030

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Fangdd Network Group Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2018	2019
	RMB	RMB	US$
			(Note 1(a))
Cash flows from operating activities:
Net income	37,628	100,307	14,610
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,355	3,327	485
Gain on short-term investments	(4,682)	(2,122)	(309)
Share of profit from equity method investees, net of income tax	(9,847)	(12,019)	(1,751)
Other income, net	(493)	(1,500)	(218)
Dividend received from equity method investments	127	7,602	1,107
Allowances for doubtful accounts	35,412	27,908	4,065
Loss on disposal of property and equipment	767	451	66
Foreign currency exchange gain	(173)	(26)	(4)
Deferred tax benefit	3,090	528	77
Changes in operating assets and liabilities:
Accounts receivable	(222,390)	(527,589)	(76,852)
Deposits with real estate developers	188,291	—	—
Prepayments and other assets	(66,292)	38,324	5,583
Accounts payable	246,325	348,457	50,758
Customers’ refundable fees	(2,351)	4,381	638
Taxes payables	(1,982)	117	17
Accrued expenses and other payables	(69,596)	51,739	7,537

Net cash provided by operating activities	142,189	39,885	5,809

Cash flows from investing activities:
Purchase of property, equipment and software	(2,142)	(268)	(39)
Investment in equity method investees	(154,797)	(185,985)	(27,092)
Return of capital from equity method investees	10,719	159,018	23,164
Proceeds from disposal of an equity method investment	—	1,500	218
Cash paid for short-term investments	(1,097,383)	(50,000)	(7,283)
Cash proceeds from disposal of short-term investments	1,061,181	103,005	15,004

Net cash (used in) provided by investing activities	(182,422)	27,270	3,972

Cash flows from financing activities:
Cash proceeds from short-term bank borrowings	366,700	295,000	42,972
Repayment for short-term bank borrowings	(640,200)	(395,000)	(57,538)

Net cash used in financing activities	(273,500)	(100,000)	(14,566)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,695	(1,016)	(148)
Net decrease in cash, cash equivalents and restricted cash	(312,038)	(33,861)	(4,933)

Cash, cash equivalents and restricted cash at the beginning of the period	1,263,623	794,218	115,691

Cash, cash equivalents and restricted cash at the end of the period	951,585	760,357	110,758

Supplemental information
Interest paid	(9,652)	(3,492)	(509)
Income tax paid	(606)	(1,397)	(203)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements of Fangdd Network Group Ltd. (“the Company”), its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company.

The Group’s business is seasonal to a certain extent due to national holidays and traditional seasonal trend of real estate transaction volume. The Group generally experiences higher sales volume in the fourth quarter each year, primarily due to higher real estate transaction volume in China. Historically, the Group’s sales tend to decline in the first quarter, particularly during the Chinese New Year holiday.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2019, the results of operations and cash flows for the six months ended June 30, 2018 and 2019, have been made.

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates include, but not limited to, allowance for doubtful accounts and loans receivable, the realization of deferred income tax assets and share-based compensation. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. In addition, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. The management believes the Group will have sufficient cash resources from operations and financing support from investors to fund its continuing operation. Therefore, the Group’s unaudited condensed consolidated financial statements have been prepared on a going concern basis.

Translations of certain balances in accompanying unaudited condensed consolidated financial statements from RMB into US$ as of and for six months ended June 30, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8650, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2019, or at any other rate.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group’s operations are primarily conducted through VIE and VIE’s subsidiaries, in order to comply with the PRC laws and regulations which prohibit foreign investments in companies that are engaged in internet related business. The following unaudited consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2018 and June 30, 2019, and unaudited consolidated operating results and cash flows information for the six months ended June 30, 2018 and 2019, have been included in the accompanying unaudited condensed consolidated financial statements:

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
Cash and cash equivalents	415,456	490,748
Restricted cash	4,727	2,517
Short-term investments	21,600	20,600
Accounts receivable, net	1,352,596	1,852,467
Amount due from related parties*	1,794	1,794
Prepayments and other current assets	210,764	185,560

Total current assets	2,006,937	2,553,686

Property, equipment and software, net	15,450	11,921
Equity method investments	341,825	373,210
Long-term equity investments	56,000	56,000
Deferred tax assets	8,467	7,939
Other non-current assets	23,915	8,779

Total non-current assets	445,657	457,849

Total assets	2,452,594	3,011,535

Short-term bank borrowings	395,000	295,000
Accounts payable	1,107,836	1,454,391
Customers’ refundable fees	41,697	46,078
Amount due to related parties*	285,621	278,487
Accrued expenses and other payables	392,251	452,099
Taxes payables	297	528

Total current liabilities	2,222,702	2,526,583

Non-current liabilities
Taxes payables	11,916	11,816
Long-term loan from a related party**	300,000	450,000

Total non-current liabilities	311,916	461,816

Total liabilities	2,534,618	2,988,399

*

Amounts due from and to related parties represent the amounts due from and to Shanghai Fangdd Information Technology Co., Ltd., Shanghai Fangdd Software Technology Co., Ltd. and its subsidiaries, which are eliminated upon consolidation.

**	Long-term loan from a related party represent entrusted loans of RMB 300,000 and RMB 450,000 as of December 31, 2018 and June 30, 2019, respectively, borrowed by Shenzhen Fangdd Network

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Technology Co., Ltd. from Shenzhen Fangdd Information Technology Co., Ltd via Bank of China in Shenzhen, which are eliminated upon consolidation. The loans carried annual interest rate of 0.5% and are repayable in 3 years.

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Total revenue	1,032,604	1,604,238
Net income	38,540	95,727
Net cash provided by operating activities	138,969	47,195
Net cash used in investing activities	(132,539)	(24,113)
Net cash (used in) provided by financing activities	(123,500)	50,000
Net (decrease) increase in cash, cash equivalents and restricted cash	(117,070)	73,082
Cash, cash equivalents and restricted cash at the beginning of the period	574,721	420,183
Cash, cash equivalents and restricted cash at the end of the period	457,651	493,265

(b)	Concentration and Risk

Concentration of customers

There are no customers from whom revenue individually represent greater than 10% of the total revenue of the Group for the six months ended June 30, 2018 and 2019.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and loans receivable included under prepayments and other current assets. As of December 31, 2018 and June 30, 2019, substantial all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions located in the PRC and Hong Kong which management believes are of high credit quality and financially sound based on public available information.

Accounts receivable are typically unsecured and are primarily derived from revenue earned from real estate developers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

The Group is exposed to default risk on its loans receivable. The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2018 and June 30, 2019, no individual loans receivable balance accounted for over 10% of the total loans receivable.

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB 429,266 and RMB 496,661 as of December 31, 2018 and June 30, 2019. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Interest rate risk

The Group’s short-term bank borrowings bear interests at fixed rates. If the Group were to renew these loans upon maturity and the related banks only agree to offer variable rate for such renewal, the Group might then be subject to interest rate risk.

2.	Fair Value Measurement

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	June 30, 2019
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
- Wealth management products	—	20,600	—	20,600

Total Assets	—	20,600	—	20,600

	December 31, 2018
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
- Wealth management products	—	71,483	—	71,483

Total Assets	—	71,483	—	71,483

The Group values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

The Group’s short-term investments as of December 31, 2018 and June 30, 2019 were acquired close to the year-end or period-end date with maturity from seven days to one month, except for the short-term wealth management product issued by Bank of China in Shenzhen of RMB 49,883 on April 28, 2018 with a 363-day term and a fixed annual interest rate and principal secured. This wealth management product has served as the collateral of a short-term loan of RMB 49,000 from Bank of China in Shenzhen (see note 7) since July 2018. This wealth management product was due and redeemed by the Group on April 26, 2019 with the collateral released upon the short term bank loan of RMB 49,000 repaid on the same day.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

There is no recurring fair value measurement categorized within level 3 of the fair value hierarchy as of January 1, 2019 and during six months ended June 30, 2019.

There have been no transfers between level 1, level 2 and level 3 categories.

3.	Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
Accounts receivable from real estate developers	1,436,367	1,963,494
Accounts receivable from individual customers	2,646	3,108

	1,439,013	1,966,602
Less: allowance for doubtful accounts	(86,417)	(114,135)

Accounts receivable, net	1,352,596	1,852,467

The Group pledged accounts receivable from real estate developers of RMB 65,697 and RMB 206,043 as security for the bank loans of RMB 50,000 and RMB 95,000 as of December 31, 2018 and June 30, 2019, respectively (see note 7).

The following table presents the movement of allowance for doubtful accounts for six months ended June 30, 2018 and 2019:

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Balance at the beginning of the period	46,900	86,417
Provision for the period	34,762	27,718

Balance at the end of the period	81,662	114,135

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4.	Prepayments and other assets

Prepayments and other assets consists of the following:

		As of December 31,	As of June 30,
		2018	2019
		RMB	RMB
Loans receivable, net	(1)	74,068	66,949
Rental and other deposits		10,258	7,129
Security deposits with real estate developers	(2)	106,528	72,744
Prepayment for investments	(3)	20,246	5,208
Others		23,811	44,386

Prepayments and other assets		234,911	196,416

Current Portion		210,996	187,637
Non-Current Portion		23,915	8,779

Total prepayments and other assets		234,911	196,416

(1)	Loans receivable, net

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
Secured personal loans	31,467	21,782
Unsecured personal loans	43,714	46,470

	75,181	68,252
Less: allowance for doubtful loans	(1,113)	(1,303)

Loans receivables, net	74,068	66,949

Current Portion	70,399	63,378
Non-Current Portion	3,669	3,571

Total loans	74,068	66,949

As of December 31, 2018 and June 30, 2019, loans receivables are primarily personal loans made to home purchasers, home owners, registered agents and the Group’s employees. These loans have an original term from 30 days to 5 years and carry interest rates between 3.6%~19.8% per annum.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following table sets forth the activity in the allowance for doubtful loans for the six months ended June 30, 2018 and 2019:

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Balance at the beginning of the period:	1,411	1,113
Provision for the period	650	190

Balance at the end of the period	2,061	1,303

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs periodic evaluation of the adequacy of the allowance. The allowance is based on the Group’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrowers’ ability to repay, availability of security, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the probable loss of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

The following table sets forth the aging of loans receivable as of December 31, 2018 and June 30, 2019:

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
1-29 days past Due	26,945	94
30-89 days past Due	2,538	—
90-179 days past Due	2,482	111
Over 180 days past Due	6,495	30,252

Total past Due	38,460	30,457
Current	36,721	37,795

Total loans	75,181	68,252

(2)

The Group is required to advance certain deposits to obtain the exclusive selling right for a limited period of time even under exclusive sales contract without Sales Commitment Arrangement. The exclusive sales period normally last for a few months. Full deposits amounts are immediately refundable at the end of the exclusive sales period.

(3)

The Group had prepaid investment funds of RMB 16,246 and RMB 5,208, respectively, as of December 31, 2018 and June 30, 2019 for acquiring equity interests over certain limited partnerships. The Group had also prepaid RMB 4,000 for an investment to Guangxi Youju Technology Ltd (“Youju”) as of December 31, 2018 subject to fulfillment of certain closing conditions. On May 15, 2019, a supplemental agreement was entered to terminate the capital injection agreement of Youju and refunded RMB 4,000 to the Group in June 2019.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5.	Property, equipment and software, net

Property, equipment and software, net consists of the following:

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
Buildings	2,594	2,594
Leasehold improvements	44,798	44,798
Furniture, office equipment	26,703	21,760
Motor vehicles	10,189	6,505
Software	3,716	3,909

Total Property, equipment and software	88,000	79,566

Less: Accumulated depreciation and amortization	(72,550)	(67,645)

Total Property, equipment and software, net	15,450	11,921

Depreciation and amortization expenses were RMB 8,355 and RMB 3,327 for the six months ended June 30, 2018 and 2019, respectively.

6.	Equity Method Investments

RMB
Balance as of December 31, 2018	346,159
Capital Investments	185,985
Share of results	12,019
Dividend received	(7,602)
Return of capital	(159,018)

Balance as of June 30, 2019	377,543

As of December 31, 2018 and June 30, 2019, the Group had made certain significant equity method investments. The Group does not have controlling financial interests over these investees but it has the ability to exercise significant influence over their financial and operating polices.

In connection with the Sales Commitment Arrangements, the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary.

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2018 and June 30, 2019 are set out below, which represent the aggregated amounts of the carrying amount of the investments in limited partnerships and the maximum amount of

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

	Aggregated carrying amount of the limited partnerships	Maximum amount of additional capital commitment (Note 15(b))	Maximum exposures to the losses of the limited partnerships
	RMB	RMB	RMB
Balance as of December 31, 2018	341,826	616,891	958,717
Balance as of June 30, 2019	373,210	683,196	1,056,406

The following limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 9(3) below. The Group’s effective interests to the limited partnerships as of December 31, 2018 and June 30, 2019 are as below:

	As of December 31,	As of June 30,
	2018	2019
Name of the limited partnerships
Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”)	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”)	10%	10%
Ningbo Meishan Jiuchang Investment Limited Partnership (“Jiuchang”)	49.95%	—
Tibet Shiguan Business Management Limited Partnership (“Shiguan”)	27.6%	27.6%
Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”)	10%	10%
Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”)	2%	2%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshu Tianye”)	26%	26%
Yiwu Longshu Qianli Investment Management Limited Partnership (“Longshu Qianli”)	16%	—
Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”)	20%	20%
Ningbo Meishan Jiuyu Investment Limited Partnership (“Jiuyu”)	20%	—
Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”)	20%	20%
Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”)	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Ningbo Meishan Detong Investment Limited Partnership (“Detong”)	—	48%
Ningbo Meishan Derong Investment Limited Partnership (“Derong”)	—	16%

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the six months ended June 30, 2019, the Group made additional investments into these limited partnerships and received return of capital from these limited partnerships, details of which are summarized below:

	Six Months Ended June 30, 2019
Name of the limited partnerships	Capital Investments	Return of capital
	RMB	RMB
Jiuchang	—	(2,620)
Shiguan	—	(20,000)
Longshu Tianye	17,000	(12,049)
Longshu Qianli	—	(2,094)
Jiuyi	44,185	(61,326)
Jiuyu	—	(19,924)
Yunde	38,800	(26,344)
Deyan	—	(2,478)
Detong	31,000	(12,183)
Derong	55,000	—

Total	185,985	(159,018)

The Group determined that there was no impairment of the above equity method investments as of December 31, 2018 and June 30, 2019.

Summary combined unaudited financial information for these equity method investees as of December 31, 2018 and June 30, 2019 and for the six months ended June 30, 2018 and 2019 are presented below:

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
Balance sheet data:
Current assets	1,615,143	1,403,443
Non-current assets	327,355	425,619

Total assets	1,942,498	1,829,062

Current liabilities	366,398	484,712

Total liabilities	366,398	484,712

Equity	1,576,100	1,344,350

Total liabilities and shareholders’ equity	1,942,498	1,829,062

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Operating data:
Revenue	88,906	58,438
Operating income	55,086	37,437
Net income	55,086	37,437

7.	Short-term bank borrowings

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
Bank loans	395,000	295,000

From February to June 2018, the Group borrowed one-year short-term loans with aggregate principal amounts of RMB 296,000 from China Merchants Bank (“CMB”), at annual interest rate ranging from 4.35% to 5.66%. Placement of cash deposits of US$ 50,400 (equivalent to RMB 345,996) with CMB was provided by a subsidiary of the Group, Fangdd Network Holding Ltd., as collateral of the borrowing. This short-term loan was fully repaid by the Group in February 2019. In June 2019, the Group borrowed a one-year short-term loan of RMB 50,000 from CMB at annual interest rate of 4.35%, with placement of cash deposits of US$ 8,000 (equivalent to RMB 54,920) with CMB as collateral of the borrowing.

In July 2018, the Group borrowed a loan of RMB 49,000 from Bank of China (“BOC”) in Shenzhen with a 284-day term at annual interest rate of 4.79%. The Group’s short-term investment in wealth management product of RMB 49,883 issued by BOC in Shenzhen are pledged as collateral of the borrowing (see note 2). The Group repaid the loan on April 26, 2019 with the secured short-term investment released and redeemed on the same day.

From July to December 2018, the Group borrowed loans with aggregate principal amounts of RMB 50,000 from BOC in Shenzhen with six-month terms at annual interest rate of 6.09%. The Group pledged accounts receivable from real estate developers derived from certain projects with carrying balance of RMB 65,697 as of December 31, 2018 as security for the loans (see note 3). The Group repaid the loans in June 2019 with the pledged accounts receivable released and on the same day.

From January to April 2019, the Group borrowed loans with aggregate principal amounts of RMB 80,000 from BOC in Shenzhen with six-month terms at annual interest rate at 6.09%. The Group pledged accounts receivable from real estate developers derived from certain projects with carrying balance of RMB 83,962 as of June 30, 2019 as security for the loans (see note 3).

During the six months ended June 30, 2019, the Group borrowed the loans of RMB 50,000 from Bank of Shanghai (“BOSH”) with one-year term at annual interest rate of 6.09%. Placement of cash deposits of US$ 7,750 (equivalent to RMB 53,204) with BOSH was provided by Fangdd Network Holding Ltd., as collateral of the borrowing.

During the six months ended June 30, 2019, the Group borrowed loans of RMB 15,000 from BOSH with one-year term at annual interest rate of 6.09%. The Group pledged accounts receivable from real estate developers derived from certain projects with carrying balance of RMB 122,081 as of June 30, 2019, as collateral of the loans (see note 3).

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the six months ended June 30, 2019, the Group borrowed loans of RMB 100,000 from Agricultural Bank of China (“ABC”) with one-year term at annual interest rate of 4.35%. Placement of cash deposits of US$ 17,100 (equivalent to RMB 117,392) with ABC was provided by Fangdd Network Holding Ltd., as collateral of the borrowing.

The loan agreements with CMB, BOC, ABC and BOSH contain certain financial and non-financial covenants. As of December 31, 2018 and June 30, 2019, the Group is in compliance with the covenants.

8.	Customers’ refundable fees

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Balance at the beginning of the period	58,878	41,697
Cash received from customers during the period	303,195	202,964
Cash refunded to customers during the period	(27,537)	(13,569)
Revenue recognized during the period	(278,009)	(185,014)

Balance at the end of the period	56,527	46,078

Customers’ refundable fees represent the commission income received in advance.

9.	Accrued expenses and other payables

		As of December 31, 2018	As of June 30, 2019
		RMB	RMB
Accrual for salary and bonus		52,188	46,419
Other taxes and surcharge payable		37,166	30,714
Down payments collected on behalf of secondary property sellers	(1)	4,727	2,517
Amounts due to franchisees	(2)	22,430	18,380
Amounts due to third party under collaborative agreements	(3)	14,050	—
Amounts due to equity method investees under collaborative agreements	(3)	34,714	—
Amounts due to equity method investees	(4)	—	93,494
Professional service fee		7,541	11,141
Others		252,654	274,544

Accrued expenses and other payables		425,470	477,209

(1)

These amounts were held on behalf of home purchasers in respect of their down payments made for secondary property transactions of which legal title transfer from property sellers had not yet been completed.

(2)

The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. These amounts as of December 31, 2018 and June 30, 2019 represent the commission received on behalf of the real estate agency companies and guarantee deposits.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(3)

For those exclusive sales contracts with Sales Commitment Arrangements, the Group either enters into Self-Commitment Arrangements with the real estate developers directly or enters into Non-Group Commitment Arrangements under tri-party agreements with the real estate developers and the Group’s equity method investees. Under both of these arrangements, it is the Group who is responsible to render the properties sales services as specified in the exclusive sales contracts.

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income and any Sales Incentive Income earned, based on the agreed profit sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of Revenue” in the Consolidated Statements of Comprehensive Income (Loss). The funds provided by these independent third parties or equity method investees to the Company to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits paid by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Deposits with real estate developers” on the Consolidated Balance Sheets. The Group has not entered into any Self-Commitment Arrangements with real estate developers from 2018 onwards, all amounts due to third parties and equity method investees under collaboration agreements are fully repaid by the date of this report.

For Non-Group Commitment Arrangements, the equity method investees of the Group are obliged to pay the deposits required directly to the real estate developers and subject to the commitment to purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. No payable to the equity method investees or deposits with real estate developers were recorded on the Consolidated Balance Sheets in respect of the deposits payments or refund transactions directly made by the funds providers to property developers, as the Group is not the obligator for such deposit payments or the purchase commitment regarding the unsold properties. The Group would enter into separate collaborative agreements (the “Non-Group Collaborative Agreements”) to set out the basis of sharing of the Base Commission Income and any Sales Incentive Income earned, with the equity method investees under the Non-Group Commitment Arrangements. And the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or these equity method investees.

During the six months ended June 30, 2018 and 2019, the Group earned Base Commission Income of RMB 122,419 and RMB 96,352 and Sales Incentive Income of RMB 88,848 and RMB 11,245 for those exclusive sales contracts with Sales Commitment Arrangements, respectively. Included in the total income earned from these Sales Commitment Arrangements during the six months ended June 30, 2018 and 2019 was an amount of RMB 162,805, RMB 107,597, respectively, that were related to Sales

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Commitment Arrangements with either Self-Commitment or Non-Group Collaborative Agreements, pursuant to which the Group shared RMB 36,148 and RMB 35,047 with the funds providers (including the Group’s equity method investees).

(4)	Amounts due to equity method investees represent advance payments received from the Group’s equity method investees in April 2019, which were subsequently refunded by the Group in July 2019.

10.	Taxation

On September 30, 2014, Shenzhen Fangdd Network Technology Co., Ltd. received the High and New Technology Enterprise (“HNTE”) certificate from the Guangdong provincial government. This certificate entitled Shenzhen Fangdd Network Technology Co., Ltd. to enjoy a preferential income tax rate of 15% for a period of three years from 2014 to 2016 if all the criteria for HNTE status could be satisfied in relevant year. On October 31, 2017, Shenzhen Fangdd Network Technology Co., Ltd. obtained a notice from the Guangdong provincial government that the High and New Technology Enterprise qualification has been renewed for an additional three years from 2017 to 2019. This certificate entitled Shenzhen Fangdd Network Technology Co., Ltd. to enjoy a preferential income tax rate of 15% for a period of three years from 2017 to 2019 if all the criteria for HNTE status could be satisfied in the relevant year.

The Group had minimal current income tax expense for six months ended June 30, 2018 and 2019, as the majority of the companies in the Group either made a loss or had tax loss carry forwards to net against taxable income in the respective periods.

The effective income tax rate for the six months ended June 30, 2018 and 2019 was -1% and 2% respectively. The effective income tax rate for the six months ended June 30, 2018 and 2019 differs from the PRC statutory income tax rate of 25% primarily due to the effect of change in valuation allowance.

As of December 31, 2018 and June 30, 2019, the unrecognized tax benefits was RMB12,646 and RMB12,604 respectively, which were included in other non-current liabilities. The unrecognized tax benefits mainly represent the estimated tax expenses of the Company would be required to pay, should the deductibility of the expenses for tax purpose recognized in accordance with tax laws and regulations. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

11.	Redeemable Convertible Preferred Shares

Redeemable convertible preferred shares consist of the following:

	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	102,743	446,889	2,193,512	2,743,144

Redemption value accretion	2,983	15,344	95,754	114,081
Foreign currency translation	74	295	1,685	2,054

Balance as of June 30, 2019	105,800	462,528	2,290,951	2,859,279

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Pursuant to the Shareholders’ Agreement and Memorandum of Association Amended, at any time on or after June 12, 2019 if there is no Qualified Initial Public Offering (“Qualified IPO”), each of the holders of a majority of the outstanding Series A-2 Preferred Shares and Series B Preferred Shares may request a redemption of the Preferred Shares of such series. At any time after the earlier of (a) the fifth anniversary of the commitment date of the series C preferred shares purchase agreement (“Closing Date”) (if there is no Qualified IPO) or (b) any redemption initiated by the holders of Series A-2 Shares or Series B Shares pursuant to above, each of the holders of a majority of the outstanding Series C Preferred Shares may request a redemption of the Preferred Shares of such series.

On June 3 and June 5, 2019, the holders of Series A-2 Preferred Shares and Series B Preferred Shares signed the Limited Waiver Concerning Redemption Right consenting and undertaking to the Group that they would not, and they would cause their respective assignees and/or successors (if any) not to, exercise the redemption rights at any time prior to June 30, 2020, and waived any right under the Shareholders’ Agreement and the Memorandum of Association Amended to initiate any redemption of shares of the Group prior to June 30, 2020, respectively. No other rights, preferences or privileges of the redeemable convertible preferred shares changed under this waiver.

The Group has accounted for the waiver as a modification to the redemption features of the redeemable convertible preferred shares. The Group has determined that the fair value of the redeemable convertible preferred shares was not materially different before and after the modification. The Group has revised the effective interest rates for purposes of accreting the redeemable convertible preferred shares to their redemption values to June 30, 2020, the earliest redemption dates, as revised.

12.	Share-Based Compensation

The Group granted 175,978,312 and 2,809,000 stock options to employees, consultants or directors (collectively as “Grantees) during the year ended December 31, 2018 and six months ended June 30, 2019, respectively. No options granted are exercisable as of December 31, 2018 and June 30, 2019.

The following table sets forth the stock options activity for the six months ended June 30, 2019:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
		US$		US$’000	US$
Outstanding as of December 31, 2018	175,978,312	0.0000001	4.97	242,850	1.38
Granted	2,809,000	0.0000001
Forfeited	(5,577,900)	0.0000001
Outstanding as of June 30, 2019	173,209,412	0.0000001	4.49	239,029	1.38

For the Group’s stock options granted to Grantees, the completion of an IPO is considered to be a performance condition of the awards. An IPO is not considered by the management to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the consummation of an IPO, and hence no share-based compensation expense was recognized for the year ended December 31, 2018 and six months ended June 30, 2019.

During the six months ended June 30, 2019, the grant date fair value of nonvested options granted to Grantees, which are not exercisable, amounted to US$ 239 million (equivalent to RMB 1.6 billion). The Group will recognize compensation expenses relating to the stock options vested cumulatively upon the consummation of the Group’s IPO.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13.	Revenue information

Revenue consists of the following:

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Base commission from transactions	915,354	1,536,994
Innovation initiatives and other value-added services	117,250	67,244

	1,032,604	1,604,238

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

Innovation initiatives and other value-added services primarily consists of sales incentive income, franchise income, financial services income, loans facilitation services and revenue from other value-added services rendered to the registered agents and market participants.

14.	Net (loss) income per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Numerator:
Net income	37,628	100,307
Accretion to preferred share redemption value	(116,232)	(114,081)

Numerator for basic and diluted net loss per share calculation Denominator	(78,604)	(13,774)

Weighted average number of ordinary shares	945,712,030	945,712,030
Denominator for basic and diluted net loss per share calculation	945,712,030	945,712,030

Net loss per ordinary share
- Basic and diluted	(0.08)	(0.01)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	Six Months Ended June 30,
	2018	2019
Series A-1 Preferred Shares	102,102,318	102,102,318
Redeemable convertible Preferred Shares	612,941,413	612,941,413
Share options	—	173,209,412

Total	715,043,731	888,253,143

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15.	Commitments and Contingencies

(a)	Operating lease Commitments

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses under operating leases included in the Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) were RMB 8,600 and RMB 9,022 for the six months ended June 30, 2018 and 2019, respectively.

As of June 30, 2019, future minimum lease commitments under non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
Six Months period ending December 31, 2019	5,987
2020	8,537
2021	5,484
2022	5,038
2023	1,368

Total	26,414

(b)	Capital commitment

As a limited partner of those equity method investees disclosed in note 6, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB 616,891 and RMB 683,196 as of December 31, 2018 and June 30, 2019, respectively.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.	Related Party Balance and Transactions

During the six months period ended June 30, 2018 and 2019, the Group had the following material related party transactions with its equity method investees and affiliates:

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
Transactions with related parties
(1) Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (see note 9(3))
Ningbo Meishan Jiusheng Investment Center Limited Partnership (“Jiusheng”)	15,845	245
Jiuchuan	33	9,700
Decheng	—	2,223
Longshu Tianye	—	4,353
Longshu Qianli	1,580	—
Jiuyi	—	9,164
Yunde	—	8,277
Detong		1,085

	17,458	35,047

Under the respective Non-Group Commitment Arrangements, Jiusheng, Jiuchuan, Jiuyi, Decheng, Tianye, Qianli, Yunde and Detong are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers for the six months ended June 30, 2018 and 2019.

	Six Months Ended June 30,
	2018	2019
	RMB	RMB
(2) Base commission income shared with related party under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	—	9,293

	—	9,293

Total	17,458	44,340

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the six month period ended June 30, 2019, Derong entered an Exclusive Sales Contracts which is required to directly advance deposit to the real estate developers while neither the Group nor Derong is required to purchase any unsold unit of properties at the end of the exclusive sales period.

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Self-Commitment and Non-Group Collaborative Agreements (see note 9(3))
Gefei Chengyun	11,374	10,759
Jiushen	1,263	—
Ningbo Meishan Jiufeng Investment Center Limited Partnership (“Jiufeng”)	1,769	—
Jiusheng	19,912	12,452
Jiuchuan	13,428	21,037
Decheng	479	2,197
Longshu Tianye	3,673	3,405
Longshu Qianli	10,581	6,294
Jiuyi	—	9,164
Yunde	—	8,049
Detong	—	1,085

	62,479	74,442

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
(2) Payables for funds provided under Self-Commitment Collaborative Agreements (see note 9(3))
Jiusheng	34,714	—

	34,714	—

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
(3) Payables for Base Commission Income shared with related party under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	—	9,293

	—	9,293

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB
(4) Other payables (see note 9(4))
Amount due to Jiushen	—	74,830
Amount due to Jiuyi	—	18,664

	—	93,494

Total	97,193	177,229

Jiuchuan, Jiuyi, Decheng, Tianye, Qianli, Yunde, Gefei Chengyun, Jiushen, Detong and Derong are equity method investees of the Group.

Jiusheng and Jiufeng are a subsidiaries of Jiushen.

17.	Changes in shareholders’ deficit

	Ordinary shares		Series A-1 Convertible Preferred Shares		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total deficit
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	945,712,030	—	102,102,318	5,513	55,052	(274,540)	(1,653,315)	(1,867,290)
Net income for the year		—		—	—	—	100,307	100,307
Redeemable Convertible Preferred Shares redemption value accretion		—		—	—	—	(114,081)	(114,081)
Foreign currency translation adjustments, net of nil tax		—		—	—	(3,096)	—	(3,096)

Balance as of June 30, 2019	945,712,030	—	102,102,318	5,513	55,052	(277,636)	(1,667,089)	(1,884,160)

US$ Unaudited (Note 1(a))		—		803	8,019	(40,442)	(242,839)	(274,459)

18.	Subsequent Events

On September 24, 2019, the Company amended its 2018 share incentive plan to enlarge the number of ordinary shares reserved under the plan from 260,454,163 to 356,514,660.

On October 8, 2019, the Company granted an option to acquire 172,908,894 ordinary shares at par value to its Series C preferred shareholder, Greyhound Investment Ltd., in exchange for, among other things, the shareholder’s consent to amend the qualified IPO definition in the Company’s shareholders’ agreement and articles of association to authorize the offering the Company currently contemplates. The option granted to Greyhound Investment Ltd. is exercisable on the earlier of (i) 61 calendar days after the completion of this offering, and (ii) February 14, 2020.

Fangdd Network Group Ltd.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-offering amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Directors, executive officers and employees and consultants	December 21, 2018 through October 8, 2019	Outstanding options to purchase 280,352,382 ordinary shares	Past and future services to our company

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Fangdd Network Group Ltd.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

3.1†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1†	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A ordinary shares

4.3†	Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of American Depositary Shares

4.4†	Amended and Restated Shareholders’ Agreement, dated as of June 30, 2015, by and among the Registrant and the holders of the Registrant’s ordinary and preferred shares

4.5†	Amendment to the Amended and Restated Shareholders Agreement, dated as of October 8, 2019, between the Registrant and the holders of the Registrant’s ordinary and preferred shares

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

10.1†	Amended and Restated 2018 Share Incentive Plan

10.2†	Form of Indemnification Agreement between the Registrant and its director and executive officers

10.3†	Form of Director Agreement between the Registrant and its directors

10.4†	Form of Employment Agreement between the Registrant and its executive officers

10.5†

English translation of the Business Operation Agreement entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd.

10.6†

English translation of Powers of Attorney issued by each shareholder of Shenzhen Fangdd Network Technology Co., Ltd to irrevocably appoint Mr. Jiancheng Li as such shareholder’s attorney-in-fact to exercise all shareholder rights

10.7†

English translation of the Equity Interest Pledge Agreement entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd.

10.8†

English translation of the Supplementary Agreement to the Equity Interest Pledge Agreement entered by and among Shenzhen Fangdd Network Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and several shareholders of Shenzhen Fangdd Network Technology Co., Ltd.

10.9†

English translation of the Technology Development and Application Service Agreement entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd.

Exhibit Number	Description of Document

10.10†	English translation of the Operation Maintenance Service Agreement entered by and among Shenzhen Fangdd Information Technology Co., Ltd. and Shenzhen Fangdd Network Technology Co., Ltd.

10.11†

English translation of the Option Agreements entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and each shareholder of Shenzhen Fangdd Network Technology Co., Ltd.

10.12†

English translation of the Supplementary Agreement to the Option Agreement entered by and among Shenzhen Fangdd Information Technology Co., Ltd., Shenzhen Fangdd Network Technology Co., Ltd., and several shareholders of Shenzhen Fangdd Network Technology Co., Ltd.

21.1†	Principal subsidiaries of the Registrant

23.1	Consent of KPMG Huazhen LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Global Law Office (included in Exhibit 99.2)

23.4†	Consent of Mr. Weiru Chen

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Global Law Office regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on October 31, 2019.

Fangdd Network Group Ltd.

By:	/s/ Yi Duan
Name: Yi Duan
Title: Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yi Duan Name: Yi Duan	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	October 31, 2019

/s/ Xi Zeng	Director and Chief Operating Officer	October 31, 2019
Name: Xi Zeng

*	Director and Chief Technology Officer	October 31, 2019
Name: Jiancheng Li

/s/ Huaxin Wen Name: Huaxin Wen	Financial Controller (Principal Financial and Accounting Officers)	October 31, 2019

*	Director	October 31, 2019
Name: Li Xiao

*	Director	October 31, 2019
Name: Zhe Wei

*	Director	October 31, 2019
Name: Ronald Cao

*	Director	October 31, 2019
Name: Johnny Kar Ling Ng

*	BY:	/s/ Yi Duan
	Name:	Yi Duan
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Fangdd Network Group Ltd., has signed this registration statement or amendment thereto in Newark, Delaware on October 31, 2019.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director